FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of DECEMBER, 2004

International KRL Resources Corp. (File #00-50902)

(Translation of registrant's name into English)

475 Howe St., #720, Vancouver, B.C. Canada, V6V 2B3

(Address of principal executive offices)

Attachments:

1.

News Release dated December 6, 2004

2.

News Release dated December 7, 2004

3.

Technical Report  43-101- Summary Report On The Golden Sylvia Iron Formation Drill Program and Shining Tree Area Properties

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MISCELLANEOUS CORP.

(Registrant)

Date: Jan 4, 2005

By: /s/ Seamus Young

                                                                                                              Name

Its: President/Director

(Title)

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

DATE: December 6, 2004

INTERNATIONAL KRL RESOURCES CORP. FILES TECHNICAL REPORT 43-101

International KRL Resources Corp. (the “Company” or “IRK”) announces that is filing a 43-101 Technical Report on the reverse circulation drill hole program carried out on the Golden Sylvia Iron Formation located on the Company’s 100% owned Copper Hill Property situated 100 km south of Timmins, Ontario. The drill program commenced in June 2004 and concluded on the 1st October, 2004.

A total of, 53 reverse circulation vertical drill holes have been drilled on the Golden Sylvia Iron Formation to an average depth of 100 meters. The program has helped in establishing continuity between sections with increased grades than in earlier diamond drill holes. Some of the more significant intercepts include RCGS-04-23 which intersected 3.56g/t over 12.24 meters,  RCGS-04-44 returned 2.47 g/t gold over 16.28 meters,  RCGS-04-21 returned values of 2.43 g/t Au over 13.26 meters, RCGS-04-13 intersected 1.89g/t over 17.32 meters and RCGS-04-14 intersected 1.50 g/t gold over 17.34 meters.

Please visit the SEDAR website for the complete 43-101 Report. The Qualified Person on this project is Peter Caldbick, P.Geo. For more information on International KRL Resources Corp. please visit www.krl.net and SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD

“Seamus Young”

__________________

Seamus Young, President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

720 – 475 Howe Street, Vancouver, B.C.  V6C 2B3
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved or disapproved the information contained herein.

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

DATE: December 7, 2004

INTERNATIONAL KRL RESOURCES CORP.  ACQUIRES URANIUM PROPERTY

International KRL Resources Corp. is pleased to announce it has acquired by staking, a mineral claim block on the Carswell Dome Formation, Saskatchewan, in the Athabasca Basin. The highly prospective claim block is adjacent to the Cluff Lake Mine boundary and is less than 7km from the deposits. Cluff Lake Mine was previously operated by Cogema Resources Inc., one of the largest producers of uranium in the world and produced over 63 million lb of uranium with grade in excess of 6% U3O8.

 The claim block covers a total area of 2,425.50 hectares (5993 acres). The Claims were staked and recorded in early October 2004 by Timothy A. Young. Title to the Claims has been accepted for filing and has been approved by the Saskatchewan Mining Recorder's Office.

This area is currently been explored by junior and major mining companies seeking uranium. For the claim location and information on International KRL Resources Corp. please visit www.krl.net and the SEDAR and SEC websites.

ON BEHALF OF THE BOARD

“Seamus Young”

 ____                    ____

Seamus Young, President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

720 – 475 Howe Street, Vancouver, B.C.  V6C 2B3
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved or disapproved the information contained herein.

SUMMARY REPORT

ON THE GOLDEN SYLVIA IRON FORMATION

 2004 DRILL PROGRAM

AND

SHINING TREE AREA PROPERTIES

Located in the Shining Tree Area

Larder Lake Mining Division

Northeastern Ontario

For

INTERNATIONAL KRL RESOURCES CORP.

720-475 Howe Street

Vancouver, B.C., V6C 2B3

By

Peter Caldbick P.Geo

890 Mahoney Road

Timmins, Ontario

P4N 7C3

Nov 19th , 2004

TABLE OF CONTENTS

I

LIST OF FIGURES

II

LIST OF TABLES

III

LIST OF APPENDICES

IV

GLOSSARY OF NON-GEOLOGICAL TERMS AND ABBREVIATIONS

V

GLOSSARY OF TERMS RELATING TO MINING AND MINERAL PROPERTIES

VI

CONVERSION

VII

SUMMARY

1.0

INTRODUCTION AND TERMS OF REFERENCE

2.0

DISCLAIMER

3.0

PROPERTY DESCRIPTION AND LOCATION

4.0

ACCESSIBILITY, INFRASTRUCTURE, CLIMATE, LOCAL RESOURCES,

            AND PHYSIOGRAPHY

5.0

HISTORY

6.0

REGIONAL GEOLOGY

7.0

LOCAL GEOLOGY

PART I – GOLDEN SYLVIA IRON FORMATION

1.0

PROPERTY GEOLOGY - GOLDEN SYLVIA IRON FORMATION

2.0

DEPOSIT TYPES

3.0

MINERALIZATION

4.0

EXPLORATION

5.0

DRILLING

6.0       SURVEY CONTROL

7.0

SAMPLING METHOD AND APPROACH

8.0

SAMPLING PREPARATION, ANALYSES AND SECURITY

9.0

DATA VERIFICATION

10.0

ADJACENT PROPERTIES

11.0

MINERAL PROCESSING AND METALLURGICAL TESTING

12.0

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

13.0

INTERPRETATION AND CONCLUSIONS

14.0

RECOMMENDATIONS FOR GOLDEN SYLVIA IRON FORMATION

PART II – SHINING TREE AREA PROPERTIES

THE COPPER HILL PROPERTY

1.0     PROPERTY GEOLOGY

2.0     EXPLORATION HISTORY

3.0     CONCLUSION AND RECOMMENDATIONS

THE JUDE ZONE

1.0    PROPERTY GEOLOGY AND EXPLORATION HISTORY

3.0    CONCLUSIONS AND RECOMMENDATIONS

THE COOK ZONE

1.0      PROPERTY DESCRIPTION AND LOCATION

2.0      PROPERTY GEOLOGY

3.0      EXPLORATION HISTORY

4.0     CONCLUSIONS AND RECOMMENDATIONS

THE DECKER PROPERTY

1.0     PROPERTY DESCRIPTION AND LOCATION

2.0     PROPERTY GEOLOGY

3.0     EXPLORATION HISTORY

4.0     CONCLUSIONS AND RECOMMENDATIONS

REFERENCES

CERTIFICATE

APPENDICES

I LIST OF FIGURES

Figure 1: Location Map (province)

Figure 2: Location Map (local)

Figure 3: Property Claim Map

Figure 4: General Geology (area or region)

Figure 5: General Geology Map (property)

Figure 6: Property Compilation Map

Figure 7: Surface Plan of Diamond Drill Holes

Figure 8: Surface Plan with Airborne Mag

Figure 9: Surface Plan with IP Conductors

Figure 10: Surface Plan with Geochem Anomalies

Figure 11: Section 450W

Figure 12: Section 475W

Figure 13: Section 500W

Figure 14: Section 525W

Figure 15: Section 550W

Figure 15A: Section 575W

Figure 16: Section 600W

Figure 17: Section 625W

Figure 18: Section 650W

Figure 19: Section 675W

Figure 20: Section 700W

Figure 21: Section 750W

Figure 22: Section 800W

Figure 23: Section 850W

Figure 24: Section 900W

Figure 25: Section 950W

Figure 26: Property Geology Map for Copper Hill

Figure 27: Drill Plan for Jude Zone

Figure 28: Drill Plan for Cook Showing

Figure 29: Property Geology Map for Decker

Figure 30: Drill Plan for Decker

II LIST OF TABLES

Table 1: Current Mining Claim Status

Table 2: Golden Sylvia Iron Formation (GSIF) Drill Hole Survey Locations Summary

Table 3: Golden Sylvia Iron Formation Analytical Results in all Drill holes > 1 g/tonne Au

Table 4: Proposed RC Drill Hole Extensions - GSIF

Table 5: Proposed Diamond Drill Hole Locations –GSIF

Table 6: Proposed Diamond Drill Hole Locations – Copper Hill Property

Table 7: Proposed Diamond Drill Hole Extensions –Decker Property

Table 8: Proposed Diamond Drill Hole Locations – Decker Property

III LIST OF APPENDICES

Appendix A: RC Drill Hole Summaries for Golden Sylvia Project

Table 1: RC Drill Hole Summaries

Appendix B: Standards and Blanks for Golden Sylvia Project

Table1A: Swastika Laboratories Ltd. Gold Assay Results for Gold Standard CDN-GS-1A

Table1B: Swastika Laboratories Ltd. Gold Assay Results for Gold Standard CDN-GS-10

Table1C: Swastika Laboratories Ltd. Gold Assay Results for Gold Standard CDN-GS-12

Table 2:   Swastika Laboratories Ltd. Gold Assay Results for Blank Sample

Table 3:   Comparison of Metallics

IV GLOSSARY OF NON-GEOLOGICAL TERMS AND ABBREVIATIONS

The following are definitions for terms used in this Technical Report:

“JVA” Joint Venture Agreement

“JV” Joint Venture

“Initials” (name), an independent consulting geoscientist

“NPIR” Net Profit Interest Royalty

“NSR”

 Net Smelter Return or Net Smelter Royalty

“OGS”

 Ontario Geological Survey

“TSE”

The Toronto Stock Exchange

V GLOSSARY OF TERMS RELATING TO MINING AND MINERAL

PROPERTIES

“BIF” banded iron formation

“DDH”

a diamond drill hole

“Diamond drill” a machine designed to rotate under pressure, using an annular diamond studded cutting tool to produce a more or less continuous sample of the material that is being drilled.

“EM” an electromagnetic geophysical survey method

“g/t” grams per (metric) tonne

“HLEM” a horizontal loop electromagnetic geophysical survey method

“km” kilometers

“m” metres

“mag” a total field magnetic geophysical survey

“mineralization” a natural aggregate of one or more minerals, which has not been delineated to the extent that sufficient average grade or dimensions can be reasonably estimated or called a “deposit” or “ore”.

Further exploration or development expenditures may or may not be warranted by such an occurrence depending on the circumstances.

“NTS” National Topographic Survey that publishes topographic map sheets for Canada.

“ounce” troy ounces

“ppb” parts per billion

“ppm” parts per million

“RCD”

A type of rotary drilling that uses double walled drill pipe. Compressed air, water or other drilling medium is forced down the space between 2 pipes to the drill hammer. Drilled chips are flushed back to surface through the center tube of the drill pipe. This system enhances sample quality integrity and prevents contamination.

“strike length” the longest horizontal dimension of a body or zone of mineralization.

“tpd” tons per day or tonne per day

“VEM” a vertical electromagnetic geophysical survey method

“VLF-EM” very low frequency electromagnetic geophysical survey method

“VMS” volcanogenic massive sulphides

“IP” Induced polarization geophysical survey method

VI CONVERSION

The following table sets forth certain standard conversions from the Standard Imperial units to the International System of Units (or metric units).

To Convert From

To

Multiply By

Feet                                             Metres                             0.305

Metres                                         Feet                                 3.281

Miles                                            Kilometres                      1.609

Kilometre                                     Miles                               0.621

Acres                                            Hectares                          0.405

Hectares                                       Acres                               2.471

Grams                                           Ounces (troy)                  0.032

Ounce (troy)                                 Grams                             31.103

Tonnes                                          Short tons                         1.102

Short tons                                     Tonnes                              0.907

Grams per tonne                           Ounces (troy) per ton       0.029

Ounces (troy) per ton                   Grams per tonne              34.285

VII Summary

International KRL Resources Corp. controls a significant land package totaling approximately 56 square miles in the Shining Tree area of Northeastern Ontario. The company’s original land position in the area dates from late 1991 and since then the company has made significant expenditures with respect to gold and base metal exploration. The Shining Tree area has only recently been intensely explored in the last fifteen years following suspension of the Temagami Lake Indian Land Caution and current geological theories suggest that this under explored region has the potential to host major precious metal and base metal deposits. This area has lately been recognized as possessing stratigraphy similar to deposits localized along the Destor Porcupine Fault Zone. In addition, other exploration companies active in the area have recognized the possibility that the Cadillac Larder Lake Break or a subsidiary splay off of the break referred to as the Tyrrell Structural Zone trends through the central portion of International KRL’s claim block and may be the loci for additional gold occurrences.

Within the last fifteen years a variety of geological settings including gold bearing iron formations, potential volcanogenic massive sulphide deposits and north to northwest trending gold bearing quartz-carbonate vein systems have been identified within a relatively limited area of Int. KRL’s land holdings. A recently published airborne EM survey of the area suggests that analogs of the key showings and properties may further exist to the west and northwest of these occurrences and are thus considered as highly prospective ground.

This report, prepared at the request of Mr. Seamus Young, President of International KRL Resources Corp., is divided into two parts. The first part focuses on the summer 2004 reverse circulation drill program on the Golden Sylvia Iron Formation (GSIF). The second part is a compilation of properties with significant gold occurrences and base metal prospects on the Int. KRL group of land holdings including the Jude Showing, Copper Hill Property, Cook Showing, and Decker Property. The author has compiled historical literature, examined drill core from the various properties and visited the properties. The section on the Copper Hill Property and respective recommendations are based upon John Watkin’s progress report written in the spring of 2000. Recommendations on the Jude, Cook and Decker properties are based upon the author’s interpretation of the historical data compiled.

The Golden Sylvia Iron Formation was drilled extensively during the summer months of 2004 using a reverse circulation drill to expand the dimensions of the GSIF. The GSIF is an auriferous oxide facies iron formation hosting a late hydrothermal micro-fractured quartz-carbonate vein system believed to have provided the channel-ways for remobilization and deposition of gold mineralization. The program consisted of a series of vertical test holes throughout the mineralized system that have successfully validated earlier historic diamond drill intersections and expanded the current dimensions. RCD holes tested targets derived from a combination of ground EM and IP conductors and geochem anomalies.

Historical diamond drilling in the GSIF had defined an auriferous iron formation up to 100 m thick, striking 130° and dipping southwest from 45 to 70°. Conventional reverse circulation drilling established a strike of approximately 300 m, width varying from 75 to 100 m, and an undetermined depth.

The primary purpose of the current drill program has been to define near surface low-grade gold mineralization amenable to open pit mining. To date, the drilling indicates that at least two high-grade gold bearing zones occur within a lower grade auriferous halo, with a dip component that appears to follow the hanging wall contact of the overlying Kidd-Munro mafic metavolcanics. Drilling also established that the overlying mafic metavolcanics contain bleached carbonatized auriferous zones proximal to the GSIF hanging wall mafic contact and thus may represent further gold exploration targets. The results of the current RCD program indicate that gold mineralization is preferentially hosted in quartz-ankerite micro-fractured stock works with elevated pyrite mineralization. Gold mineralization is widespread throughout the GSIF and open along strike.

Significant exploration potential exists in the GSIF for expanding the current gold zones to depth by infill drilling and along strike to the east and west. Following a drill program to define the geometry of the mineralized system, it is recommended that an independent resource evaluation be conducted to determine the economic potential of the GSIF. Further, it is noted that iron formations are known to occur on strike to the west of the GSIF and this area is considered highly prospective for gold mineralization. The cost of the entire proposed GSIF exploration program is estimated at $1,081,000. The total cost proposed for additional work on the Copper Hill, Jude, Cook and Decker prospects collectively is estimated at $1,108,083. The total cost for all of the proposed projects amounts to $2,189,083. In addition to the proposed budgets for the Shining Tree properties, a thorough evaluation of these areas with reconnaissance mapping, prospecting and “ground truthing” the airborne EM anomalies are recommended.

1.0 Introduction and Terms of Reference

Mr. Peter Caldbick, P.Geo. (PMC) is the Qualified Person (QP) with respect to this technical report and is independent of International KRL Resources Corp.

PMC’s objective is to prepare an independent exploration summary Technical Report on the Golden Sylvia Project and Shining Tree properties, in compliance with National Instrument 43-101 (NI 43-101) and the CIM Standards on reporting of resources and reserves.

The scope of the technical review includes the recommendation of further exploration work, if deemed warranted by PMC, along with a budget estimate.

The majority of the data used in the preparation of, and contained in this report, has been derived from technical maps, drill sections, compilation maps and reports prepared for mining and exploration companies and by their representatives.

PMC has researched and reviewed geotechnical information filed for assessment work with the Resident Geologist’s office, Timmins, Ont., on the Golden Sylvia Project and surrounding area.

The companion policy 43-101CP to NI 43-101, Standards of Disclosure for Mineral Projects requires under Section 6, a personal inspection of the properties by the author of a Technical Report.  The author personally visited the properties of the Shining Tree area frequently in order to spot drill locations and supervise drilling on the GSIF and to gain an appreciation of the geology on the additional Int. KRL properties and showings.

A program of reverse circulation drilling, consisting of 53 drill holes totaling 4,974.15 m was completed between the months of June and October 2004 by International KRL Resources Corp. on the GSIF of the Copper Hill Property in the Shining Tree area.

The exploration program was designed and laid out by the author with the support of the president of International KRL Resources Corp., Mr. Seamus Young, and after a thorough review of the exploration history of the project. Genevieve Leblanc, GIT, provided the logistics and daily supervision of the camp and contractors, and Mark Terry, an experienced exploration geologist was retained to assist in the logging of the chip samples.

The diamond drill core is stored at a core storage site approximately 33 km west of Gowganda. Logged chip samples are stored in vials within a core library and storage facility at the KRL field office in Gowganda, Ontario. RCD drill logs and assay certificates are bound in separate volumes at the International KRL head office in Vancouver and are not included in this report.

The reverse circulation drill program consisted of three phases. The first phase focused on the Discovery showing with drill holes targeted on 25-meter spacings within a 100-meter window and with 50-meter step-outs to the east. The second phase concentrated on infill drill holes on the eastern portion of the GSIF focusing on IP and geochem anomalies as well as 50-meter step-outs west of the Discovery showing. The third phase focused on additional IP, geochem, and ground mag anomalies further to the south of the GSIF.

The drill program was completed by the 1st of October 2004. To date, the GSIF has a 300 m strike length, a 75 to 100 m width, and is open to depth. The current drill campaign validates earlier assumptions made by Watkins, 2003 and Filo, 2003, that the GSIF hosts disparate high grade gold zones within a wider low grade auriferous halo. The system is open both on strike and at depth.

The exploration program proposed for 2005 and beyond is meant to build on the recent drill results in order to expand newly discovered gold zones within the GSIF, and identify new drill targets that may indicate new gold zones. The 2004 summer drill campaign is based on a series of recommendations set out in two prior reports which describe the exploration potential of the GSIF, namely “Summary Report on the 2003 Winter Drill Program Golden Sylvia iron formation Copper Hill Property” (John J. Watkins, P.Geo.) and “Diamond Drill Report for International KRL Resources Corp. on the Copper Hill Property Golden Sylvia and Jude Gold Prospects Located in the Gowganda Area Larder Lake Mining Division” (J.K. Filo, P.Geo.).

2.0 Disclaimer

For information relating to ownership of claims and permitting requirements for drilling on the property, I have relied on information provided by International KRL Resources Corp., which, to the best of my knowledge is correct. However, I disclaim responsibility for such information.

*

PMC has relied on the property descriptions and on the available data, published and unpublished reports and maps, which have been prepared by or for the company.

*

PMC has not checked title to the mining claims with the Mining Recorder in Kirkland Lake and hereby disclaims all responsibility for such matters.  The mining claims listed in Table 1 were obtained from previous reports published on behalf of International KRL Resources Corp.

PMC is unaware of any technical data other than presented by company or researched at the Resident Geologist office in Kirkland Lake, Ontario.

3.0 Property Description and Location

The Copper Hill Property is approximately 90 km due south of Timmins, Ontario and specifically located at latitude 47° 38’ and longitude 81° 10’ (Figure 1). The property consists of 20 leased mineral claims and two non-contiguous claim blocks totaling 952 units that cover the northern two thirds of MacMurchy Township, the southeast corner of Natal Township, the southwest corner of Knight Township, a small area in the northwest corner of Tyrrell Township, and a small area in the northwest corner of Churchill and Leonard Townships (Figure 3). The Copper Hill Property encompasses the Golden Sylvia Iron Formation, the Jude Showing, the Cook Showing, the Decker property and the Copper Hill VMS project.

The Copper Hill Property is 100% owned by International KRL Resources Corp. The company’s original land position in the area was acquired in late 1991 and through a series of options, outright purchases and staking by the company; now totals some 56 square miles in Knight, Natal, Tyrell, MacMurchy, Churchill and Leonard Townships (Filo, 2003) (Table 1).

Of the 948 mineral claims, 503 claims were acquired by International KRL through staking and 445 claim units have various NSR’s attached between 1% and 3%. The company possesses 11 mineral leases with Mineral rights only and 9 Mineral leases that the company owns outright both the surface rights and the mineral rights. For the claim units with NSR attached, the company has the right to buy back 50% of the NSR’s at various prices from $100,000 to $1,000,000 and the right of refusal on the remaining 50%. The NSR’s are controlled by 20 different agreements and none have any perimeter clauses or royalty payments.

To the best of the author’s knowledge, no environmental liabilities exist on the properties and no permits are required for the recommended drill program described in this report. Permits from the Fisheries and Forestry Departments are required if an area of greater than 2500 meters is necessary for stripping. The Brunet mine site, located on leased claim MR36379 possesses one unsecured wood framed building now used in part for storing field gear and tools and an unsecured metal framed structure with corrugated tin siding that once housed a small grinding mill and is now used to store bagged drill core samples and rejects (Watkins, 2003). This small grinding mill is now sitting outside the metal structure. Five 45 gallon steel drums filled with coarse chalcopyrite-rich muck sit in the yard. There is no evidence that any mineralized rock was processed by the grinding mill. The Brunet mine site is clean with the exception of ten derelict cars and some scrap iron.

Hudson Bay
Baie d'Hudson
Fort Severn
Peawanuck
MANITOBA
James Bay
Baie James
Big Trout Lake
Attawapiskat
Sandy Lake
Winisk
Severn
CANADA
Lansdowne House
Moosonee
Pikangikum
Albany
River
Moose R
ONTARIO
QUEBEC / QUÉBEC
Red Lake
Armstrong
Kapuskasing
Sioux Lookout
L Nipigon
Cochrane
Kenora
Dryden
Geraldton
Iroquois Falls
Timmins
Copper Hill
Gold Project
Marathon
Kirkland Lake
Fort Frances
Thunder Bay
Wawa
Chapleau
L Superior
L Supérieur
Ottawa R / R des Outaouais
USA / É-U d'A
North Bay
Hawkesbury
Sault Ste Marie
Elliot Lake
Sudbury
Cornwall
Pembroke
Ottawa
Espanola
Little Current
Huntsville
Brockville
Bancroft
Parry Sound
Kingston
St Lawrence R
Fl Saint-Laurent
LEGEND / LÉGENDE
National capital / Capitale nationale
Provincial capital /
Other populated places / Autres lieux habités
Trans-Canada Highway / La Transcanadienne
Major road / Route principale
International boundary / Frontière internationale
Provincial boundary / Limite provinciale
L Michigan
Owen Sound
Orillia
Belleville
Port Elgin
Barrie
Peterborough
Oshawa
L Huron
Toronto
L Ontario
Goderich
Kitchener
St Catharines
Hamilton
Welland
UNITED STATES OF AMERICA
London
Sarnia
St Thomas
Chatham-Kent
ÉTATS-UNIS D'AMÉRIQUE
Windsor
L Erie
L Érié
Scale / Échelle
100 0 100 200 300
km km

© 2002. Her Majesty the Queen in Right of Canada, Natural Resources Canada.
Sa Majesté la Reine du chef du Canada, Ressources naturelles Canada.

International KRL Resources

Copper Hill Gold Project

Shining Tree, Ontario

Location Map

(province)

Figure 1

101
Timmins
O.N.R
Kirkland
Lake
Rouyn
Noranda
Larder
Lake
144
QUEBEC
560
Gowganda
Shining Tree
International
KRL Property
RAILWAY
11
ONTARIO
O.N.R
144
TRANS-CANADA
Sudbury
20 kilometres 0
Miles
20

International KRL Resources

Copper Hill Gold Project

Shining Tree, Ontario

Location Map

(local)

Figure 2

TABLE 1. Current Mining Claim Status

Claim #	Units	Township	Expiry Date	Registered Owner	Acquired By	NSR	Acquisition Date
1239331	2	MacMurchy	2005-Mar-06	Int KRL Resources Corp.	staked		2000-Mar-06
1211836	8	MacMurchy	2005-Mar-20	Int KRL Resources Corp.	Strike Option	2%	2000-Oct-24
1211841	12	MacMurchy	2005-Mar-20	Int KRL Resources Corp.	Strike Option	2%	2000-Oct-24
1239106	3	MacMurchy	2005-Mar-29	Int KRL Resources Corp.	staked		2000-Mar-29
1239107	6	MacMurchy	2005-Mar-29	Int KRL Resources Corp.	staked		2000-Mar-29
1239228	16	Natal	2005-Mar-17	Int KRL Resources Corp.	staked		2001-May-15
1239260	8	MacMurchy	2005-Mar-17	Int KRL Resources Corp.	staked		2001-May-15
1239325	16	Natal	2005-Mar-17	Int KRL Resources Corp.	staked		2001-May-15
1239332	1	MacMurchy	2005-Mar-29	Int KRL Resources Corp.	staked		2000-Mar-29
1239333	8	MacMurchy	2005-Mar-29	Int KRL Resources Corp.	staked		2000-Mar-29
1239334	3	Tyrrell	2005-Mar-29	Int KRL Resources Corp.	staked		2000-Mar-29
3004134	15	Tyrrell	2004-Nov-08	Int KRL Resources Corp.	Burda / Rutherford	2%	2002-Jul-19
3004135	16	Leonard	2004-Nov-08	Int KRL Resources Corp.	Burda / Rutherford	2%	2002-Jul-19
3004137	6	Leonard	2004-Nov-08	Int KRL Resources Corp.	Burda / Rutherford	2%	2002-Jul-19
3004139	2	Tyrrell	2004-Nov-08	Int KRL Resources Corp.	Burda / Rutherford	2%	2002-Jul-19
1204265	3	MacMurchy	2005-Jan-22	Int KRL Resources Corp.	staked		1994-Nov-22
1204266	1	MacMurchy	2005-Jan-22	Int KRL Resources Corp.	staked		1994-Nov-22
1204267	1	MacMurchy	2005-Jan-22	Int KRL Resources Corp.	staked		1994-Nov-22
1225405	2	MacMurchy	2005-Jan-22	Int KRL Resources Corp.	Parres/Tomac opt.	2%	1998-Aug-06
1185697	3	MacMurchy	2004-Dec-04	Int KRL Resources Corp.	Obradovich Option	2%	1994-Mar-28
1185723	1	MacMurchy	2004-Dec-04	Int KRL Resources Corp.	Obradovich Option	2%	1994-Mar-28
1185816	2	MacMurchy	2004-Dec-04	Int KRL Resources Corp.	Obradovich Option	2%	1994-Mar-28
1200167	2	MacMurchy	2004-Dec-08	Int KRL Resources Corp.	Obradovich Option	2%	1994-Mar-28
1200824	4	MacMurchy	2004-Dec-08	Int KRL Resources Corp.	Obradovich Option	2%	1994-Mar-28
1200825	1	MacMurchy	2004-Dec-08	Int KRL Resources Corp.	Obradovich Option	2%	1994-Mar-28
1226329	1	MacMurchy	2004-Dec-08	Int KRL Resources Corp.	Barnes/Morgan opt.	2%	1998-Aug-10
1226330	1	MacMurchy	2004-Dec-08	Int KRL Resources Corp.	Barnes/Morgan opt.	2%	1998-Aug-10
1226331	1	MacMurchy	2004-Dec-08	Int KRL Resources Corp.	Barnes/Morgan opt.	2%	1998-Aug-10
1094983	1	Natal	2004-Dec-13	Int KRL Resources Corp.	staked		1994-Feb-14
1094984	1	Natal	2004-Dec-13	Int KRL Resources Corp.	staked		1994-Feb-14
1094985	1	Natal	2004-Dec-13	Int KRL Resources Corp.	staked		1994-Feb-14
1094986	1	Natal	2004-Dec-13	Int KRL Resources Corp.	staked		1994-Feb-14
1134047	1	Natal	2004-Dec-13	Int KRL Resources Corp.	staked		1994-Feb-14
1134048	1	Natal	2004-Dec-13	Int KRL Resources Corp.	staked		1994-Feb-14
1227026	15	MacMurchy	2004-Dec-13	Int KRL Resources Corp.	staked		1999-Jun-18
1193300	16	Natal	2004-Dec-21	Int KRL Resources Corp.	David Jones Option	2%	1994-Feb-04
1131021	1	Knight	2005-Jan-08	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131022	1	Knight	2005-Jan-08	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131023	1	Natal	2005-Jan-08	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131024	1	Natal	2005-Jan-08	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131025	1	Natal	2005-Jan-08	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131026	1	Natal	2005-Jan-08	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131027	1	Natal	2005-Jan-08	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131028	1	Natal	2005-Jan-08	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131029	1	Natal	2005-Jan-08	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131033	1	Natal	2005-Jan-08	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1219919	1	Knight	2005-Jan-09	Int KRL Resources Corp.	Burda / Laskowski	2%	1997-Nov-14
1193301	12	Natal	2005-Jan-17	Int KRL Resources Corp.	David Jones Option	2%	1994-Feb-04
1193302	3	Natal	2005-Jan-17	Int KRL Resources Corp.	David Jones Option	2%	1994-Feb-04
1193304	2	Natal	2005-Jan-17	Int KRL Resources Corp.	David Jones Option	2%	1994-Feb-04
1193322	8	Natal	2005-Jan-25	Int KRL Resources Corp.	David Jones Option	2%	1994-Feb-04
1193323	1	Natal	2005-Jan-25	Int KRL Resources Corp.	David Jones Option	2%	1994-Feb-04
1193324	1	Natal	2005-Jan-25	Int KRL Resources Corp.	David Jones Option	2%	1994-Feb-04
1193325	9	Knight	2005-Jan-25	Int KRL Resources Corp.	David Jones Option	2%	1994-Feb-04
1242396	8	MacMurchy	2005-Feb-05	Int KRL Resources Corp.	staked		2001-Jan-23
1201534	1	MacMurchy	2005-Feb-06	Int KRL Resources Corp.	Obradovich Option	2%	1994-Mar-28
1179361	4	Tyrrell	2005-Feb-08	Int KRL Resources Corp.	Mullen-Londry option	2%	2001-Jan-22
1190912	3	MacMurchy	2005-Feb-08	Int KRL Resources Corp.	Mullen-Londry Option	2%	2001-Jan-22
1190913	2	Tyrrell	2005-Feb-08	Int KRL Resources Corp.	Mullen-Londry option	2%	2001-Jan-22
1190914	1	Tyrrell	2005-Feb-08	Int KRL Resources Corp.	Mullen-Londry option	2%	2001-Jan-22
1224505	2	MacMurchy	2005-Feb-08	Int KRL Resources Corp.	McKinnon et al. opt.	2%	1998-Aug-10
1224506	2	MacMurchy	2005-Feb-08	Int KRL Resources Corp.	McKinnon et al. opt.	2%	1998-Aug-10
1229034	9	MacMurchy	2005-Feb-08	Int KRL Resources Corp.	McKinnon et al. opt.	2%	1998-Aug-10
1229045	16	MacMurchy	2005-Feb-08	Int KRL Resources Corp.	McKinnon et al. opt.	2%	1998-Aug-10
1229048	16	MacMurchy	2005-Feb-08	Int KRL Resources Corp.	McKinnon et al. opt.	2%	1998-Aug-10
1229049	1	MacMurchy	2005-Feb-08	Int KRL Resources Corp.	McKinnon et al. opt.	2%	1998-Aug-10
1229051	6	MacMurchy	2005-Feb-08	Int KRL Resources Corp.	McKinnon et al. opt.	2%	1998-Aug-10
1229052	12	MacMurchy	2005-Feb-08	Int KRL Resources Corp.	McKinnon et al. opt.	2%	1998-Aug-10
1229056	1	MacMurchy	2005-Feb-08	Int KRL Resources Corp.	McKinnon et al. opt.	2%	1998-Aug-10
1211782	15	MacMurchy	2005-Feb-09	Int KRL Resources Corp.	Strike Option	2%	2000-Oct-24
1222627	9	MacMurchy	2005-Feb-13	Int KRL Resources Corp.	Chit./Von Card opt.	3%	1998-Oct-04
1222629	3	MacMurchy	2005-Feb-19	Int KRL Resources Corp.	Chit./Von Card opt.	3%	1998-Oct-04
1202484	15	Natal	2005-Feb-21	Int KRL Resources Corp.	Kosy - Harr Option II	2%	1996-Jan-15
1239109	4	MacMurchy	2005-Feb-27	Int KRL Resources Corp.	staked		2000-Jun-27
1134045	1	Natal	2005-Mar-01	Int KRL Resources Corp.	staked		1994-Feb-14
1134046	1	Natal	2005-Mar-01	Int KRL Resources Corp.	staked		1994-Feb-14
1231638	3	MacMurchy	2005-Mar-01	Int KRL Resources Corp.	Goldeye Option	2%	2000-Mar-06
1231639	3	MacMurchy	2005-Mar-01	Int KRL Resources Corp.	Goldeye Option	2%	2000-Mar-06
1239330	12	MacMurchy	2005-Mar-06	Int KRL Resources Corp.	staked		2000-Mar-06
1239224	5	MacMurchy	2005-Mar-08	Int KRL Resources Corp.	staked		2001-May-15
1239225	4	MacMurchy	2005-Mar-08	Int KRL Resources Corp.	staked		2001-May-15
1239226	10	Natal	2005-Mar-08	Int KRL Resources Corp.	staked		2001-May-15
1239227	9	MacMurchy	2005-Mar-08	Int KRL Resources Corp.	staked		2001-May-15
1146223	1	Tyrrell	2005-Mar-14	Int KRL Resources Corp.	Cyprus Option	2%	2001-Jan-17
1146421	1	Tyrrell	2005-Mar-14	Int KRL Resources Corp.	Cyprus Option	2%	2001-Jan-17
1152419	1	Tyrrell	2005-Mar-14	Int KRL Resources Corp.	Mullen-Londry option	2%	2001-Jan-22
1166969	15	Natal	2005-Mar-14	Int KRL Resources Corp.	staked		2001-Jul-06
1202743	1	Knight	2005-Mar-14	Int KRL Resources Corp.	Kosy - Harr Option I	2%	1995-Apr-06
1203244	3	Knight	2005-Mar-14	Int KRL Resources Corp.	Kosy - Harr Option I	2%	1995-Apr-06
1228584	1	MacMurchy	2005-Mar-14	Int KRL Resources Corp.	staked		1998-Jul-14
1228585	16	MacMurchy	2005-Mar-14	Int KRL Resources Corp.	staked		1998-Jul-14
1228586	13	MacMurchy	2005-Mar-14	Int KRL Resources Corp.	staked		1998-Jul-14
1228587	16	MacMurchy	2005-Mar-14	Int KRL Resources Corp.	staked		1998-Jul-14
1228588	6	MacMurchy	2005-Mar-14	Int KRL Resources Corp.	staked		1998-Jul-14
1182658	1	MacMurchy	2005-Mar-15	Int KRL Resources Corp.	Mullen-Londry Option	2%	2001-Jan-22
1193735	1	MacMurchy	2005-Mar-15	Int KRL Resources Corp.	Mullen-Londry Option	2%	2001-Jan-22
1193736	1	MacMurchy	2005-Mar-15	Int KRL Resources Corp.	Mullen-Londry Option	2%	2001-Jan-22
3014497	15	Leonard	2005-Mar-18	Int KRL Resources Corp.	staked		2003-Mar-18
3014498	16	Leonard	2005-Mar-18	Int KRL Resources Corp.	staked		2003-Mar-18
3014499	12	Leonard	2005-Mar-18	Int KRL Resources Corp.	staked		2003-Mar-18
3014500	16	Leonard	2005-Mar-18	Int KRL Resources Corp.	staked		2003-Mar-18
1211834	1	MacMurchy	2005-Mar-20	Int KRL Resources Corp.	Strike Option	2%	2000-Oct-24
1211837	12	MacMurchy	2005-Mar-20	Int KRL Resources Corp.	Strike Option	2%	2000-Oct-24
3014501	4	Tyrrell	2005-Mar-20	Int KRL Resources Corp.	staked		2003-Mar-20
1189056	1	Natal	2005-Mar-27	Int KRL Resources Corp.	David Jones Option	2%	1994-Feb-04
1202537	4	MacMurchy	2005-Mar-29	Int KRL Resources Corp.	Cyprus Option	2%	2001-Jan-17
1131930	1	MacMurchy	2005-Apr-03	Int KRL Resources Corp.	Goldeye Option	2%	2000-Mar-06
1131940	1	MacMurchy	2005-Apr-03	Int KRL Resources Corp.	Obradovich Option	2%	1994-Mar-28
1131941	1	MacMurchy	2005-Apr-03	Int KRL Resources Corp.	Obradovich Option	2%	1994-Mar-28
1131942	1	MacMurchy	2005-Apr-03	Int KRL Resources Corp.	Obradovich Option	2%	1994-Mar-28
1145916	1	Tyrrell	2005-Apr-03	Int KRL Resources Corp.	Cyprus Option	2%	2001-Jan-17
1146644	1	MacMurchy	2005-Apr-03	Int KRL Resources Corp.	Goldeye Option	2%	2000-Mar-06
1146645	1	MacMurchy	2005-Apr-03	Int KRL Resources Corp.	Goldeye Option	2%	2000-Mar-06
1146646	1	MacMurchy	2005-Apr-03	Int KRL Resources Corp.	Goldeye Option	2%	2000-Mar-06
1146647	1	MacMurchy	2005-Apr-03	Int KRL Resources Corp.	Goldeye Option	2%	2000-Mar-06
1147074	1	MacMurchy	2005-Apr-03	Int KRL Resources Corp.	Goldeye Option	2%	2000-Mar-06
1147104	1	MacMurchy	2005-Apr-03	Int KRL Resources Corp.	Goldeye Option	2%	2000-Mar-06
1147114	1	MacMurchy	2005-Apr-03	Int KRL Resources Corp.	Goldeye Option	2%	2000-Mar-06
1147124	1	MacMurchy	2005-Apr-03	Int KRL Resources Corp.	Goldeye Option	2%	2000-Mar-06
1222580	3	MacMurchy	2005-Apr-03	Int KRL Resources Corp.	Skead option	2%	1998-Aug-10
1131931	1	MacMurchy	2005-Apr-04	Int KRL Resources Corp.	Goldeye Option	2%	2000-Mar-06
1131932	1	MacMurchy	2005-Apr-04	Int KRL Resources Corp.	Goldeye Option	2%	2000-Mar-06
1131933	1	MacMurchy	2005-Apr-04	Int KRL Resources Corp.	Goldeye Option	2%	2000-Mar-06
1131934	1	MacMurchy	2005-Apr-04	Int KRL Resources Corp.	Goldeye Option	2%	2000-Mar-06
1146422	1	Tyrrell	2005-Apr-04	Int KRL Resources Corp.	Cyprus Option	2%	2001-Jan-17
1146648	1	MacMurchy	2005-Apr-04	Int KRL Resources Corp.	Goldeye Option	2%	2000-Mar-06
1147075	1	MacMurchy	2005-Apr-04	Int KRL Resources Corp.	Goldeye Option	2%	2000-Mar-06
1147076	1	MacMurchy	2005-Apr-04	Int KRL Resources Corp.	Goldeye Option	2%	2000-Mar-06
1147077	1	MacMurchy	2005-Apr-04	Int KRL Resources Corp.	Goldeye Option	2%	2000-Mar-06
1147105	1	MacMurchy	2005-Apr-04	Int KRL Resources Corp.	Goldeye Option	2%	2000-Mar-06
1147106	1	MacMurchy	2005-Apr-04	Int KRL Resources Corp.	Goldeye Option	2%	2000-Mar-06
1147107	1	MacMurchy	2005-Apr-04	Int KRL Resources Corp.	Goldeye Option	2%	2000-Mar-06
1147115	1	MacMurchy	2005-Apr-04	Int KRL Resources Corp.	Goldeye Option	2%	2000-Mar-06
1147116	1	MacMurchy	2005-Apr-04	Int KRL Resources Corp.	Goldeye Option	2%	2000-Mar-06
1147117	1	MacMurchy	2005-Apr-04	Int KRL Resources Corp.	Goldeye Option	2%	2000-Mar-06
1147118	1	MacMurchy	2005-Apr-04	Int KRL Resources Corp.	Goldeye Option	2%	2000-Mar-06
1147125	1	MacMurchy	2005-Apr-04	Int KRL Resources Corp.	Goldeye Option	2%	2000-Mar-06
1147126	1	MacMurchy	2005-Apr-04	Int KRL Resources Corp.	Goldeye Option	2%	2000-Mar-06
1147127	1	MacMurchy	2005-Apr-04	Int KRL Resources Corp.	Goldeye Option	2%	2000-Mar-06
1131039	1	Natal	2005-Apr-06	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131040	1	Natal	2005-Apr-06	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131047	1	Natal	2005-Apr-06	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1146533	1	MacMurchy	2005-Apr-06	Int KRL Resources Corp.	Obradovich Option	2%	1994-Mar-28
1202771	7	Tyrrell	2005-Apr-06	Int KRL Resources Corp.	LaCarte/MacCallum	2%	2000-Oct-27
1236034	16	Churchill	2005-Apr-07	Int KRL Resources Corp.	staked		1999-Jun-18
1236035	5	Kelvin	2005-Apr-07	Int KRL Resources Corp.	staked		1999-Jun-18
1236036	10	Kelvin/Churchill	2005-Apr-07	Int KRL Resources Corp.	staked		1999-Jun-18
1145897	1	MacMurchy	2005-Apr-09	Int KRL Resources Corp.	staked	2%	1994-Mar-28
1094977	1	Natal	2005-Apr-10	Int KRL Resources Corp.	staked		1994-Feb-14
1094978	1	Natal	2005-Apr-10	Int KRL Resources Corp.	staked		1994-Feb-14
1094979	1	Natal	2005-Apr-10	Int KRL Resources Corp.	staked		1994-Feb-14
1094980	1	Natal	2005-Apr-10	Int KRL Resources Corp.	staked		1994-Feb-14
1094981	1	Natal	2005-Apr-10	Int KRL Resources Corp.	staked		1994-Feb-14
1094982	1	Natal	2005-Apr-10	Int KRL Resources Corp.	staked		1994-Feb-14
1133929	1	Natal	2005-Apr-10	Int KRL Resources Corp.	staked		1994-Feb-14
1133930	1	Natal	2005-Apr-10	Int KRL Resources Corp.	staked		1994-Feb-14
1133931	1	Natal	2005-Apr-10	Int KRL Resources Corp.	staked		1994-Feb-14
1133932	1	Natal	2005-Apr-10	Int KRL Resources Corp.	staked		1994-Feb-14
1133933	1	Natal	2005-Apr-10	Int KRL Resources Corp.	staked		1994-Feb-14
1133934	1	Natal	2005-Apr-10	Int KRL Resources Corp.	staked		1994-Feb-14
1133935	1	Natal	2005-Apr-10	Int KRL Resources Corp.	staked		1994-Feb-14
1133936	1	Natal	2005-Apr-10	Int KRL Resources Corp.	staked		1994-Feb-14
1133937	1	Natal	2005-Apr-10	Int KRL Resources Corp.	staked		1994-Feb-14
1133938	1	Natal	2005-Apr-10	Int KRL Resources Corp.	staked		1994-Feb-14
1134039	1	Natal	2005-Apr-10	Int KRL Resources Corp.	staked		1994-Feb-14
1134040	1	Natal	2005-Apr-10	Int KRL Resources Corp.	staked		1994-Feb-14
1134041	1	Natal	2005-Apr-10	Int KRL Resources Corp.	staked		1994-Feb-14
1134042	1	Natal	2005-Apr-10	Int KRL Resources Corp.	staked		1994-Feb-14
1134043	1	Natal	2005-Apr-10	Int KRL Resources Corp.	staked		1994-Feb-14
1134044	1	Natal	2005-Apr-10	Int KRL Resources Corp.	staked		1994-Feb-14
1239335	6	Tyrrell	2005-Apr-10	Int KRL Resources Corp.	staked		2000-Apr-10
1202562	1	MacMurchy	2005-Apr-15	Int KRL Resources Corp.	Obradovich Option	2%	1994-Mar-28
1240182	2	MacMurchy	2005-Apr-17	Int KRL Resources Corp.	staked		2000-Apr-17
3001886	3	MacMurchy	2005-May-08	Int KRL Resources Corp.	staked		2002-May-08
1211835	7	MacMurchy	2005-May-20	Int KRL Resources Corp.	Strike Option	2%	2000-Oct-24
1220066	3	MacMurchy	2005-May-25	Int KRL Resources Corp.	Chit./Von Card opt.	3%	1998-Oct-04
1224380	7	MacMurchy	2005-May-25	Int KRL Resources Corp.	Chit./Von Card opt.	3%	1998-Oct-04
1222958	1	MacMurchy	2005-Jun-04	Int KRL Resources Corp.	staked		1999-Jun-04
1222959	1	MacMurchy	2005-Jun-04	Int KRL Resources Corp.	staked		1999-Jun-04
1222960	1	MacMurchy	2005-Jun-04	Int KRL Resources Corp.	staked		1999-Jun-04
1236486	1	MacMurchy	2005-Jun-04	Int KRL Resources Corp.	staked		1999-Jun--04
1236515	1	MacMurchy	2005-Jun-04	Int KRL Resources Corp.	staked		1999-Jun--04
1236517	3	MacMurchy	2005-Jun-04	Int KRL Resources Corp.	staked		1999-Jun--04
1189822	1	Knight	2005-Jun-15	Int KRL Resources Corp.	staked		1992-Jun-15
1189823	1	Knight	2005-Jun-15	Int KRL Resources Corp.	staked		1992-Jun-15
1189824	1	Knight	2005-Jun-15	Int KRL Resources Corp.	staked		1992-Jun-15
1189825	1	Knight	2005-Jun-15	Int KRL Resources Corp.	staked		1992-Jun-15
1189826	1	Knight	2005-Jun-15	Int KRL Resources Corp.	staked		1992-Jun-15
1189827	1	Knight	2005-Jun-15	Int KRL Resources Corp.	staked		1992-Jun-15
1189828	1	Knight	2005-Jun-15	Int KRL Resources Corp.	staked		1992-Jun-15
1190916	8	MacMurchy	2005-Jun-15	Int KRL Resources Corp.	Mullen-Londry Option	2%	2001-Jan-22
1189829	1	Natal	2005-Jun-26	Int KRL Resources Corp.	staked		1992-Jun-26
1189830	1	Natal	2005-Jun-26	Int KRL Resources Corp.	staked		1992-Jun-26
1228583	5	MacMurchy	2005-Jul-14	Int KRL Resources Corp.	staked		1998-Jul-14
1200372	3	MacMurchy	2005-Jul-19	Int KRL Resources Corp.	Mullen-Londry Option	2%	2001-Jan-22
1249385	12	MacMurchy	2005-Jul-26	Int KRL Resources Corp.	staked		2002-Jul-26
1222927	15	Churchill	2005-Jul-31	Int KRL Resources Corp.	staked		1998-Jul-31
1222928	16	Churchill/Mac	2005-Jul-31	Int KRL Resources Corp.	staked		1998-Jul-31
1222930	10	Mac/Churchill	2005-Jul-31	Int KRL Resources Corp.	staked		1998-Jul-31
1222931	16	MacMurchy	2005-Jul-31	Int KRL Resources Corp.	staked		1998-Jul-31
1222932	2	MacMurchy	2005-Jul-31	Int KRL Resources Corp.	staked		1998-Jul-31
1222933	12	MacMurchy	2005-Jul-31	Int KRL Resources Corp.	staked		1998-Jul-31
1222934	8	Churchill	2005-Jul-31	Int KRL Resources Corp.	staked		1998-Jul-31
1222935	10	Churchill	2005-Jul-31	Int KRL Resources Corp.	staked		1998-Jul-31
1222936	1	MacMurchy	2005-Jul-31	Int KRL Resources Corp.	staked		1998-Jul-31
1222937	3	MacMurchy	2005-Jul-31	Int KRL Resources Corp.	staked		1998-Jul-31
1222938	16	MacMurchy	2005-Jul-31	Int KRL Resources Corp.	staked		1998-Jul-31
1222939	1	MacMurchy	2005-Jul-31	Int KRL Resources Corp.	staked		1998-Jul-31
1222940	11	MacMurchy	2005-Jul-31	Int KRL Resources Corp.	staked		1998-Jul-31
1242397	2	MacMurchy	2005-Aug-19	Int KRL Resources Corp.	staked		2001-Jan-23
1221681	1	Knight	2005-Oct-25	Int KRL Resources Corp.	Tim Young Option	1%	1997-Nov-18
1221682	1	Knight	2005-Oct-25	Int KRL Resources Corp.	Tim Young Option	1%	1997-Nov-18
1131052	1	Knight	2006-Apr-05	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131053	1	Knight	2006-Apr-05	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131054	1	Knight	2006-Apr-05	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131055	1	Knight	2006-Apr-05	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131056	1	Knight	2006-Apr-05	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131057	1	Knight	2006-Apr-05	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131059	1	Knight	2006-Apr-05	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131073	1	Knight	2006-Apr-05	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131074	1	Knight	2006-Apr-05	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131075	1	Knight	2006-Apr-05	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131076	1	Knight	2006-Apr-05	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131077	1	Knight	2006-Apr-05	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131078	1	Knight	2006-Apr-05	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131035	1	Knight	2006-Apr-06	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131036	1	Knight	2006-Apr-06	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131037	1	Knight	2006-Apr-06	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131038	1	Knight	2006-Apr-06	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131046	1	Knight	2006-Apr-06	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131048	1	Knight	2006-Apr-06	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131049	1	Knight	2006-Apr-06	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131050	1	Knight	2006-Apr-06	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131051	1	Knight	2006-Apr-06	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131070	1	Knight	2006-Apr-06	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131071	1	Knight	2006-Apr-06	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131072	1	Natal	2006-Apr-06	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131079	1	Natal	2006-Apr-06	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
496696	1	Natal	2006-Jun-01	Int KRL Resources Corp.	staked		1994-Feb-14
3014505	2	Leonard	2006-Jul-28	Int. KRL Resources Corp.	Staked		2006-Jul-28
3014506	2	Leonard	2006-Jul-28	Int. KRL Resources Corp.	Staked		2006-Jul-28
3014502	8	MacMurchy	2006-Aug-30	Int KRL Resources Corp.	staked	2%	2004-Aug-30
3014503	2	MacMurchy	2006-Aug-30	Int KRL Resources Corp.	staked		2004-Aug-30
3014504	14	Churchill	2006-Aug-30	Int KRL Resources Corp.	staked		2004-Aug-30
1193848	1	Tyrrell	2006-Sep-18	Int KRL Resources Corp.	Mullen-Londry option	2%	2001-Jan-22
1204629	1	Knight	2006-Sep-18	Int KRL Resources Corp.	Mullen-Londry option	2%	2001-Jan-22
1219994	1	Tyrrell	2006-Sep-18	Int KRL Resources Corp.	Mullen-Londry option	2%	2001-Jan-22
1219995	1	Tyrrell	2006-Sep-18	Int KRL Resources Corp.	Mullen-Londry option	2%	2001-Jan-22
1220378	1	Knight	2006-Sep-18	Int KRL Resources Corp.	Mullen-Londry option	2%	2001-Jan-22
1131041	1	Knight	2009-Jan-08	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131042	1	Knight	2009-Jan-08	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131043	1	Knight	2009-Jan-08	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
1131044	1	Knight	2009-Jan-08	Int KRL Resources Corp.	Cross Lake Option		1991-Dec-11
MR 37624	1	Knight	2023-Nov-01	Int. KRL Resources Corp.	Decker Lease	2%	1992-Apr-16
MR 37625	1	Knight	2023-Nov-01	Int. KRL Resources Corp.	Decker Lease	2%	1992-Apr-16
MR 37626	1	Knight	2023-Nov-01	Int. KRL Resources Corp.	Decker Lease	2%	1992-Apr-16
MR 37627	1	Knight	2023-Nov-01	Int. KRL Resources Corp.	Decker Lease	2%	1992-Apr-16
MR 37628	1	Knight	2023-Nov-01	Int. KRL Resources Corp.	Decker Lease	2%	1992-Apr-16
MR 37629	1	Knight	2023-Nov-01	Int. KRL Resources Corp.	Decker Lease	2%	1992-Apr-16
MR 37908	1	Knight	2023-Nov-01	Int. KRL Resources Corp.	Decker Lease	2%	1992-Apr-16
MR 37909	1	Knight	2023-Nov-01	Int. KRL Resources Corp.	Decker Lease	2%	1992-Apr-16
MR 37910	1	Knight	2023-Nov-01	Int. KRL Resources Corp.	Decker Lease	2%	1992-Apr-16
MR 37911	1	Knight	2023-Nov-01	Int. KRL Resources Corp.	Decker Lease	2%	1992-Apr-16
MR 341433	1	MacMurchy	Leased claim	Int. KRL Resources Corp.	Decker Lease	2%	1994-Feb-09
MR 36374	1	MacMurchy	Leased claim	Int. KRL Resources Corp.	Brunet Lease		1995-May-15
MR 36375	1	MacMurchy	Leased claim	Int. KRL Resources Corp.	Brunet Lease		1995-May-15
MR 36376	1	MacMurchy	Leased claim	Int. KRL Resources Corp.	Brunet Lease		1995-May-15
MR 36377	1	MacMurchy	Leased claim	Int. KRL Resources Corp.	Brunet Lease		1995-May-15
MR 36378	1	MacMurchy	Leased claim	Int. KRL Resources Corp.	Brunet Lease		1995-May-15
MR 36379	1	MacMurchy	Leased claim	Int. KRL Resources Corp.	Brunet Lease		1995-May-15
MR 44471	1	MacMurchy	Leased claim	Int. KRL Resources Corp.	Brunet Lease		1995-May-15
MR 44474	1	MacMurchy	Leased claim	Int. KRL Resources Corp.	Brunet Lease		1995-May-15
MR 44477	1	MacMurchy	Leased claim	Int. KRL Resources Corp.	Brunet Lease		1995-May-15

	948

Decker
Claims
(Optioned to
Hemlo Northshore)
N
KELVIN TWP.
NATAL TWP.
KNIGHT TWP.
Decker
Zone
Cook
Zone
Hwy 560
Jude Zone
Iron
Formation
Zone
Provincial Park
Transmission Line
TYRRELL
TWP.
CHURCHILL TWP.
MACMURCHY TWP.
FAWCETT TWP.
LEONARD
TWP.
LEGEND
KRL Property Boundary
KRL Mineral Lease
Highway
Road
Township Boundary
Fig. 3
International KRL Resources
Copper Hill Gold Project
Shining Tree, Ontario
Claim Map
Projection: UTM Zone 17 (NAD 83)
0
1.5
3
kilometres

Accessibility, Infrastructure, Climate, Local Resources, Physiography

Access to the Golden Sylvia iron formation occurs by traveling approximately 27 km west of the town of Gowganda on Highway 560 followed by approximately 6 km of gravel road to the southeast. Drainage in the area occurs through West Montreal River, which connects with the Ottawa River as part of the St. Lawrence River system (Figure 2). The drainage system links abundant lakes in the area, the more significant being Big Four, Sam, Houston and Arthur Lakes. The major tributaries from the West Montreal River on the property are Shining Tree, Sulphide and Hydro Creeks.

The Copper Hill Property has moderate to locally rugged topography comprised of rocky knolls covered with glacial till and gravels interrupted by low lying cedar swamps predominantly developed proximal to the Shining Tree, Sulphide and Hydro Creek systems. Approximately 60% of the area is covered by mature stands of mixed deciduous and boreal forest consisting of poplar, birch, pine and spruce.

Climate is typical of northeastern Ontario with below freezing temperatures (-5 to -40°C) from November to April and brief periods of hot weather in the summer from 10 to 30°C. Precipitation averages 80 cm a year, with a substantial portion in the form of snow averaging 2.4 m per year.

5.0 History

The following section refers to historical work undertaken by International KRL Resources Corp. in the Shining Tree area and is an abbreviated summary based upon reports written by John J. Watkins (2002, 2003). The history is broken down into a three-phase initiative.

•

PHASE 1, initiated in 1991 and consisting of a reconnaissance program, the purpose of which was to determine whether any gold mineralization existed on scattered claim groups located in Natal, Knight and MacMurchy Townships.

•

PHASE 2 exploration initiatives focused on the Brunet copper showing area from 1998 to 2000 in search of volcanogenic massive sulphide deposits. This phase included the acquisition of large tracts of claims predominantly in MacMurchy Township but extending into Churchill and Natal Townships.

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PHASE 3, from 2000 to present, work has focused on the Golden Sylvia area following the discovery of auriferous mineralization within a regionally extensive banded iron formation and within veins located north of the BIF (30 and 31 Zones). Additional claims were acquired along and near the eastern boundary of MacMurchy Township and in northwest Tyrell Township.

PHASE 1 (1991-1996) – Cross Lake J.V., Decker property, Cook lease, Filo option, Perkins prospect, Obradovitch option and Cyprus J.V.

•

December 1991 – KRL first becomes active in the Shining Tree area in a J.V. with Cross Lake Minerals whereby KRL stands to earn a 51% interest in 43 mineral claims (Arthur Lake Property) in Knight and Natal Twps. by spending  $100,000 in exploration.

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February 1992 – 77 km of line cut on three grids with 26 km of mag, 3 km of VLF-EM and 65 km of Max-Min. Diamond drilling commences with 7 drill holes totaling 887 m on the Cross Lake J.V.

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April 1992 – KRL acquires a 100% interest in 10 mining leases (Decker Property) adjacent to the Arthur Lake ground.

•

February 1994 – KRL extends its holdings by acquiring a 100% interest in 81 claims adjoining the west boundary of the Decker ground and a 100% interest in 1 mineral lease in MacMurchy Twp (Cook lease).

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April 1994 – 20 diamond drill holes totaling 3,372 m are drilled on the Decker mineral lease and adjoining ground. Five disparate mineralized zones are intersected including an interval of 16.38 g/t Au over 2.30 m in the down dip extension of surface gold showings, which assayed up to 14.06 g/t Au. Another significant intersection includes 2.46 g/t over 9.0 m.

•

January –February 1995 – geophysical surveys consisting of 3 kms of HLEM and 1.5 km of VLF-EM are undertaken on the Filo option. 20 km of IP and mag and 5 km of max-min completed on the Perkins prospect while IP and 2.5 km of mag are undertaken on the Cook option, and IP on the Obradovich option. Three diamond drill holes (140 m) are drilled on the Cook mineral lease in order to evaluate the bulk mining potential and confirm results in earlier drill holes. Results include 0.76 g/t Au over 11 m in DDH #C-1, 3.67 g/t Au over 18.5 m in DDH #C-2 and 1.75 g/t Au over 15.4 m in DDH #C-3.

One shallow drill hole (92 m) on the Decker lease tested a strong max-min anomaly on line 3+50N near the Knight/Natal boundary. The hole collared in a graphite zone followed by a 54 m core length of mineralization containing up to 10% disseminated pyrite in brecciated mafic volcanics – a sampled section returned 0.24% Zn over 6.0 m. Three holes drilled on the Perkins prospect (427 m) to test IP anomalies. Anomalous gold values are found to be associated with graphitic slips and graphitic zones including 1.84 g/t Au over 1.5 m and 1.10 g/t over 1.5 m.

•

January – March 1996 – 45 km of linecutting completed on the Cyprus JV ground. 45 km of mag, VLF-EM and IP are initiated on select lines. 12 diamond drill holes totaling 2500 m are drilled.

PHASE 2 (1998-2000) – Brunet Copper area

•

September 1998 – A high sensitivity magnetic and spectrometer airborne survey is flown over a 4 by 4 km area centered on the Brunet Copper Mine.

•

February 1999 – 24 km of grid cut with 100 m spaced lines centered on a set of airborne anomalies. 24 line km of mag and VLF-EM are completed as well as 4 line km of pulse electromagnetic (PEM) survey on 4 lines; 5600-5900W.

•

May-June 1999 – 2 diamond drill holes, CH99-01 and 02 are drilled totaling 867 m. 264 core samples are analyzed for multi-elements. The drill holes are further surveyed with down-hole geophysics. A program of 15-line km of surface geology mapping and prospecting completed with reconnaissance geology over the claim group.

•

October–November 1999 – 70 km grid cut with 200 m spaced lines; 2400-8800W. 40 km of surface geology mapping on the grid lines. 699 soil samples are taken from lines 2400W to 6900W.

•

December 1999 – 70-line km of mag and VLF-EM are completed in the Brunet Copper area.

•

March 2000 – A drill program totaling 2156 m in 7 holes from CH00-03 to 09 is completed with 450 samples analyzed. Down-hole geophysics surveying in holes CH00-03, 05 and 07.

•

April 2000 – The grid is expanded to the southeast on 200 m spaced lines, 2400 to 1000W and surveyed with mag and VLF-EM.

•

June–July 2000 – 1,028 m cored in drill holes CH00-10 to 13. Geology is mapped on the west end of the Copper Hill grid. Gold is discovered in the Golden Sylvia iron formation. Gold is also discovered 3 km north of the Golden Sylvia iron formation (lines 30 and 31N area).

PHASE 3 (2000 to present) – Golden Sylvia area

•

June–July 2000 – Mechanical stripping of overburden commences on the Golden Sylvia iron formation and 48.7 line kilometers is cut on the Golden Sylvia grid.

•

August – September 2000 – Detailed sampling and geological mapping on the stripped iron formation and 30-31 area. VLF-EM survey conducted on the Golden Sylvia grid.

•

November – December 2000 – 479 m cored in 6 drill holes on the Golden Sylvia iron formation and 383 m cored in 7 drill holes on the 30-31 area.

•

August 2000 – Geological mapping and prospecting carried out on the GSIF.

•

June – August 2001 – The Golden Sylvia is systematically mapped and sampled. A total of 223 rock samples are collected and analyzed for gold and 30 additional elements.

•

October 2002 – A cut grid is established on the GSIF with 50 m spaced lines oriented at 27°, centered on the GSIF discovery outcrop and totaling 10-line km.

•

February – April 2003 – 12 NQ drill holes ( GS-14 to GS-25) totaling 2244.8 m drilled on the GSIF. Millimeter accuracy GPS survey conducted over the GSIF grid including locations of all the drill collars up to and including GS-18 and all 25 m stations.

•

May 2003 – All claim posts GPS surveyed in the GSIF sector of the property. Bulldozer stripping and washing of 2 outcrops on line 500W and 700W and outcrops in the 30-31 area. 130 sample soil geochemistry and geological mapping over the GSIF grid.

•

November–December 2003 – 7 NQ drill holes totaling 690 m cored with 5 holes collared proximal to the Discovery showing on the GSIF and 2 holes collared on the Jude Zone, formerly referred to as the 30-31 Zone.

6.0 Regional Geology

The Shining Tree area is part of the southern Abitibi sub-province and is situated approximately 120 km north of Sudbury. The area is roughly 40 by 28 km and encompasses 12 townships: Cabot, Kelvin, Natal, Knight, Connaught, Churchill, MacMurchy, Tyrell, Miramichi, Asquith, Fawcett and Leonard. A brief summary of the geology of the Shining Tree area by Watkins, 2002, describes the region as being underlain by a sequence of Achaean mafic to felsic volcanic rocks.  Trends range from NNW-SSE in the eastern part of the area in Tyrell and Knight Townships, to an E-W direction in MacMurchy and Natal Townships (Figure 4). These supracrustal volcanic rocks are, in turn, intruded locally by intermediate to felsic, sub-volcanic intrusives and granitic stocks (Watkins, 2002).

Carter of the Ontario Geological Survey, who compiled a series of maps and publications in 1977, 1987, and 1989, initiated the foundations of mapping in the area. The OGS subsequently under took a re-evaluation of the area due to increased exploration activity in the area. G. Johns compiled the geology at a scale of 1:50,000 and published a series of re-appraisals of the Shining Tree area from 1996 to 1999.

Johns (1996) divided the metavolcanic rocks of the Shining Tree area into two packages on the basis of their lithostratigraphic relationships. The first package is comprised of a metavolcanic sequence of mafic to intermediate flows, felsic flows and pyroclastic rocks, interflow sedimentary rocks and gabbro. The second package consists of metasedimentary rocks and associated metavolcanic rocks, which are Timiskaming in age. Subsequent studies by the OGS have assigned supracrustal rocks of the Shining Tree area into assemblages based upon a comparison of lithostratigraphy, geochemistry and geochronology. In essence, supracrustal rocks

Detour
DETOUR LK
FAULT ZONE
CASA BERARDI
FAULT ZONE
Casa Berardi
Joutel
KAP HIGH
LENNOX
CREEK FAULT
Timmins
PORPCUPINE
DESTOR FAULT ZONE
Bousquet
Noranda
Kirkland Lk.
Larder Lk.
Malartic
Val D'Or
PORCUPINE
DESTOR FAULT
Matachewan
Gogama
LARDER
LAKE BREAK
IRK Property
ONTARIO
QUEBEC
0
160
Kilometers
Cobalt Plate
Felsic Intrusive
Timiskaming Sediments
Mafic/Ultramafic Volcanics

CAMP PRODUCTION/RESERVES

TIMMINS 71 Mill oz
LARDER-KIRKLAND 47 Mill oz
NORANDA 19 Mill oz
VAL D'OR 20 Mill zo
BOUSQUET 21 Mill oz
CADILLAC-MALARTIC 8 Mill oz
CASA-BERARDI 2.5 Mill oz

International KRL Resources

Copper Hill Gold Project

Regional Geology

Figure 4

in the Swayze, Shining Tree and Montcalm areas, formerly considered to be distinct greenstone belts, are now believed to be part of the southern Abitibi greenstone belt (Ayer, 2002).

In conjunction with the rest of the Abitibi greenstone belt, supracrustal rocks in the Shining Tree area have been divided into the Pacaud, Deloro, Kidd-Munro, Tisdale and Timiskaming assemblages. The Pacaud, Deloro, Kidd-Munro and Tisdale assemblages are dominated by volcanic supracrustal rocks believed to have been deposited between 2750 Ma and 2700 Ma (Oliver, 1998). The Pacaud assemblage is comprised mainly of massive and pillowed basalts and associated with minor spinifex or cumulate textured komatiites. The Deloro assemblage is dominated by felsic volcanic rocks and capped by chemical sediments such as banded chert and jasper. The Kidd-Munro assemblage is a diverse assemblage dominated by tholeiitic basalts and komatiites with minor felsic volcanic rocks. The Tisdale assemblage consists of mafic flows and intermediate to felsic pyroclastic rocks.

The Timiskaming assemblage unconformably overlies the Keewatin sequences and is sub-divided into two lithostratigraphically distinct groups: the Indian Lake and Natal Groups. The Natal Group is comprised of volcanic pyroclastic rocks and flows and associated volcanoclastic sediments. The Indian Lake Group consists of texturally immature quartzo-feldspathic arenites and wackes with minor conglomerates and rare mudstones. The metamorphic grade throughout the Shining Tree area is mid to low greenschist facies. Locally, the levels of deformation and metamorphism are low enough to preserve volcanic textures (Oliver, 1998).

There are two main phases of deformation and associated metamorphism in the Shining Tree area with rocks older than 2.7 Ga having undergone two periods of deformation. The Timiskaming assemblage has undergone a single period of deformation and is metamorphosed to a lesser degree than the older Keewatin volcanics. The Kenoran Orogeny, a collisional event produced by accretion of incongruent Archean fragments to form the Superior Province, is believed to have been most intense between 2720 and 2660 Ma and this orogeny encompasses both the deformation events seen in the Shining Tree area (Oliver, 1998).

Structural geologist, Marriette Henderson, who spent a month during the summer of 2004 in the Shining Tree property of International KRL, observed “the Shining Tree greenstone belt is remarkable by its lack of ductile deformation and low grade of metamorphism” (Henderson, 2004). Henderson further elaborates that most deformation is brittle along faults, which appear to strike consistently N-S, NW-SE and NE-SW while foliation is almost absent, if not for the rare discrete shear zone.

7.0 Local Geology

The Shining Tree area has witnessed exploration activity since the early 1900’s. Early exploration initiatives focused on gold exploration, which resulted in limited production from the Rhonda Gold Mine in MacMurchy Twp in 1939 and the Tyranite Gold Mine in Tyrell Twp, which operated between 1939 to 1942 (Tagliamonte, 1994). Exploration work in the 1960’s turned to base metals, principally copper, zinc and nickel (Carter, 1987). Exploration efforts were suspended during the period between 1970 and 1990 with the Temagami Lake Indian Land

Caution but have since been renewed with the lifting of the suspension in the early 1990’s (Filo, 2003). Since the early 1990’s, International KRL Resources Corp. has conducted a variety of exploration initiatives over a number of areas on its Copper Hill holdings for both base metals and gold, which have been detailed in the section on history.

Geological models for this greenstone belt are rapidly changing but recent work points to an autochthonous stratigraphic model that, when undeformed, suggests a coherent stratigraphic succession with similar ages and rock types to the southern Abitibi greenstone belt (Ayer, 1999). An understanding of the distribution of stratigraphic units has significant exploration implications since gold and base metal deposits are relegated to specific stratigraphic assemblages (Figure 5).

The prevailing geological model suggests that the Copper Hill Property spans some 15 km of the contact zone between the Deloro and Kidd-Munro assemblages. The Deloro sequence overlies the Pacaud assemblage consisting of a thick package of intercalated tholeiitic basalts and associated komatiites. The Pacaud assemblage is believed to have been an extensional marine basin, possibly with a plume influence, that closed as subduction was initiated with the development of island arc volcanics to produce the calc-alkaline suite of the Deloro assemblage (Oliver, 1998).

The sequence may have then rifted to produce the Kidd-Munro assemblage, the komatiites possibly having been generated by a plume, while an island arc source continued to produce the calc-alkaline volcanics dominant in the older Deloro assemblage. Chemical sediments including the banded iron formations and sulphide-rich bodies capped the Deloro assemblage. This sequence was in turn overlain by the Kidd-Munro komatiites, deposited during the rifting phase. The western part of this sequence was intruded by tonalitic plutons, before rifting produced the late-stage calc-alkalic and alkalic Timiskaming assemblage. The Timiskaming assemblage is considered to be 2785 Ma in age and is believed to have been deposited in subaerial, alluvial-fan fluvial environments closely associated with regional scale faults. These Archean assemblages are overlain by Proterozoic age Cobalt Group sedimentary rocks, and intruded by Nipissing gabbro and Matachewan diabase dikes (Oliver, 1998).

PART I – Golden Sylvia Iron Formation

1.0 Property Geology

The Golden Sylvia zone is hosted within a stratabound pyritic ferruginous chert horizon (siliceous oxide facies iron formation). As was previously stated, iron formations in this area lie stratigraphically at the top of the Deloro assemblage and are overlain by pillowed basalts of the Kidd-Munro assemblage, which constitute the hanging wall portion of this zone (Figure 6). The relationship of this contact is not always clear as it is often obfuscated by graphitic shears that have been intruded by mafic dykes (Watkins, 2003).

Previous work by International KRL geologists suggests that the Golden Sylvia iron formation (GSIF) is approximately 75 to 100m thick with mineralized portions that attain true widths of up to 30 meters, strikes at 130° and dips southwest from 45 to 70°. The iron formation is strongly brecciated with an overprinting of silicification and possesses light and dark phases of chert, magnetite-rich, jasperoidal, chloritic, ankeritic (Fe-dololmitic) and pyritic phases. Generally,

KELVIN TWP.
NATAL TWP.
KNIGHT TWP.
CHURCHILL TWP.
MACMURCHY TWP.
FAWCETT TWP.
LEONARD TWP.
Grassy Lake Road
Transmission Line
Decker Zone
Cook Zone
Jude Zone
Iron Formation Zone
Unexplored
Red Dome Rhyolite
Iron Formation
Golden Sky
Claims Boundary
Provincial Park
PRECAMBRIAN
Proterozoic Rocks
Intrusive contact/unconformity
Timiskaming Age Intrusive Rocks
Intrusive contact
Timiskaming Assemblage (2687 Ma)
Unconformity
Keewatin Intrusive Rocks
Intrusive contact
Tisdale Assemblage (2707.5 Ma)
Kidd-Munro Assemblage (2716.7 Ma)
Deloro Assemblage (2726.5 Ma)
Pacaud Assemblage (2741 Ma)
Fault
Interpreted Contact
Assemblage Boundary
Syncline
Anticline
Pillow flow top known, vertical
Pillow flow top known, inclined
Pillow flow top known, overturned
Sedimentary bedding top known, overturned
Iron Formation
0 0.5 1 2
kilometres

International KRL Resources

Copper Hill Gold Project

Property Geology

Figure 5

elevated gold grades are believed to be a reflection of increased quartz-carbonate alteration occurring as a network of carbonate and quartz filled microfractures. Alteration is generally associated with elevated sulphide occurring as sporadic semi-massive pods and fine disseminations of pyrite, which appears as a secondary replacement of iron oxide minerals. The sulphide was apparently introduced along microfractures and is most abundant along planes of weakness such as bedding and fractures perpendicular to bedding (Henderson, 2004).

The stratigraphy of the Golden Sylvia is subdivided into the following lithologies based upon earlier work by Watkins, 2003 and Filo, 2003, as well as observations made by the author of the historic drill core and chips derived from the present reverse circulation drill program:

1.1 Banded Iron Formation – Chemical Exhalite (Chert) – Golden Sylvia iron formation

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1A Pyritic Chert – Recognized in both drill core and chips with sulphide content generally greater than 10%. Pyrite occurs finely disseminated in sections and as localized semi-massive pods. The mineralization is common with retained syngenetic features and with minor chalcopyrite occurring as irregular seams and veins. The pyrite rich intervals are generally not gold bearing but as previous workers (Filo, 2003) have observed, this is not always the case. Elevated pyritc intervals generally appear to occur within more chloritic mafic horizons.

•

1B Magnetite–rich chert – Both within chips logged during the current reverse circulation drill program and previous drill core logging, this sub-unit is described as a brownish black magnetite rich chert with highly magnetic properties. Associated pyrite ranges from 2 to 4%.

•

1C Silica-rich chert – Described as light gray quartz – rich chert with approximately 20 to 25% quartz and light grey chert. Quartz is observed as occurring as stockworks within healed microfractures. Filo, 2003, describes albitic alteration as being pervasive with a “steel grey” colour and has observed that Watkins makes reference to this alteration as well. Filo, 2003, further believes this alteration may be an important indicator for gold mineralization. Albitic chips may be prevalent within this sub unit but have not been recognized in chip samples.  Pyrite generally ranges from 2 to 3% and occurs as a brassy coating on chips. Gold values in this sub unit are commonly low grade.

•

1D Ankeritic chert – Commonly characterized by a yellowish – brown staining within chips and occurring as stockworks of microfractures within core. This sub-unit has been recognized as occurring within the higher-grade gold intersections and reacts strongly with HCL. Pyrite is also elevated in this sub unit and occurs as fine disseminations in the range of 5 to 7%. Albitic alteration may occur within this sub unit as well and it may thus be a combination of ankerite (Fe dolomite), albitic alteration, quartz stockworks and elevated sulphide that are responsible for the higher gold grades.

•

1E Jasperoidal chert – The color is burgundy red with greater than 5% jasperoidal fragments and localized hematitic staining. Described as a more mafic chert, pyrite is generally associated with this sub unit with the range from 2 to 3% and gold values are commonly low grade.

•

IF Chloritic chert – The most common chert encountered, colour is dark green to dark grey and predominantly chloritic with minor sulphide ranging from 2 to 3%. Gold values are generally low grade within this suite.

•

1G Graphitic chert – Dark grey to black, this sub unit is recognized within chips as possessing black carbon and dark grey silicified chert. Sulphide ranges from 3 to 4% but gold values are generally low grade in this sub unit. In core, this sub unit generally occurs at the interface of the mafic metavolcanic hanging wall zone.

•

1H Chert Breccia – Recently recognized in RC drill hole 43 and described by Mark Terry, this is the first example where textures have been documented in chip samples. Chip samples are silicified with tabular dark grey chert fragments and clasts. RC drill hole RCGS-04-43 was collared on 700W at 2850N and is in close proximity to the surface expression of these tabular and chaotic breccias described by Watkins (2003).

1.2 Mafic Metavolcanic – Pillowed Basalt

As described earlier, this unit lies at the base of the Kidd-Munro assemblage and was traditionally depicted as the hanging wall of the GSIF. Recent drilling, however, suggests that this lithology may actually constitute the footwall portion of the GSIF. Observations from previous diamond drilling indicate that this unit dips southwest at 70° from sections 700W to 650W and flattens to 45° east of 650W. The higher-grade auriferous zones within the GSIF appear to reflect this dip suggesting that mineralization is stratabound. The unit is generally dark green aphanitic, chloritic, pyroxenitic, and generally possesses hornblende.

Pillows are observed in the stripped eastern portion of the Golden Sylvia property and tops are to the northeast. Quartz veins commonly occur within this unit and chip samples from RCD hole # 40, drilled to the south on claim 1147117 within these metavolcanics, returned 0.93 g/t Au over 1.02 m from a vertical depth of 50.17 to 51.19 m (Caldbick, 2004). Other RC drill holes such as RCGS-04-08 returned a value of 2.40 g/t Au over 1.02 m within the mafic metavolcanic hanging wall sequence and RCGS-04-11 returned 1.20 g/t Au over 2.04 m with both intersections occurring on section 625W.

1.3 Leucoxene Phyric Basalt

The hangingwall zone, described in earlier reports as the footwall zone of the GSIF, is a leucoxene phyric mafic metavolcanic which is the subject of some debate (Filo, 2003). Textures range from a medium to coarse-grained gabbroic appearance to a fine-grained tan bleached mafic with hyaloclastite contacts. Proximal to the contact, a heterolithic clastic unit that may be dyke related and/or fault generated is often encountered (Filo, 2003).  In chip samples from the current RC drill campaign, this unit is readily recognized due to its light green color and the presence of leuxoxene flakes within the chips.

1.4 Bleached Mafic Metavolcanic – Rhyodacites

Other lithologies recognized in drill core and chip samples from the current reverse circulation drill program are gabbros and rhyodacitic and dacitic units. The gabbros, as mentioned previously by Filo, (2003), may be coarse-grained centers of the leucoxene phyric basalt or may be independent disparate stocks and sills within the property, however, the exact nature of these intrusives has yet to be determined. The rhyodacites and dacites, which were recognized earlier in RCD holes 39 and 40 on claim units 1147117 and 1147118 (Caldbick, 2004), have also been recognized within the mafic metavolcanic sequence in the footwall portion of the GSIF. These rhyodacitic phases generally occur in contact with the chert horizons and may represent altered (bleached and carbonatized) mafic volcanics. Whole rock analyses are presently being initiated to resolve these ambiguities. One RCD hole, RCGS-04-23, intersected approximately 52 m averaging slightly less than 0.5 g/t Au within this bleached carbonatized zone.

1.5 DIABASE

The GSIF is crosscut by a series of north trending Nipissing diabase dikes intersected in both historical diamond drilling and in the current reverse circulation-drilling program. They are typically medium to coarse grained, moderately magnetic, black and comprised of interstitial plagioclase and pyroxene with accessory magnetite. At present, the exact locations and specific dimensions are not clearly understood but ongoing drilling is helping to resolve these questions. These dykes appear to be most prevalent between section 550W and 600W.

2.0 Deposit Types

Iron formation gold deposits of Archean age occur at numerous localities worldwide and are generally characterized by whether the gold deposits are hosted by carbonate oxide or arsenical sulphide-silicate iron formation. The Geraldton and Pickle Crow districts in Ontario and the Vubachikwa deposit in Zimbabwe are examples of the carbonate oxide iron formation type host. The Lupin Mine and the Homestake Mine in South Dakota are deemed to be examples of the arsenical sulphide-silicate iron formation type. Stratiform pyrite type (Eagle Mine, Dumagami Mine, Quebec) and chert-sulphide types (Detour Lake, Ontario) are also given as gold hosts (Meixner, 2004).

Controls and styles of gold mineralization would suggest that the GSIF exhibits features of both carbonate oxide iron formation and of a non-stratiform (vein type). In vein-type deposits, gold hosted by iron formations is restricted to late structures (quartz veins) and the ore is confined to discrete shoots separated by barren (gold and sulphide-poor) iron formation typically of oxide facies (Kerswill, 1996). In such mixed deposits, gold is uniformly disseminated in thin but laterally extensive units of cherty sulphide iron formation that are associated with carbonate iron formation and black carbonaceous shale relatively close to volcanic centers (Kerswill, 1996). The GSIF appears to exhibit such characteristics. Observations indicate that mineralization is controlled by late microfractures healed with quartz and carbonate with currently unrecognized structural control. As noted by Henderson (2004), deformation is brittle with sulphide introduced along planes of weakness such as bedding and fractures perpendicular to bedding implying an epigenetic control on mineralization. An epigenetic origin suggests that gold mineralization emanates from depth in magmatic hydrothermal solutions due to deformation late in the orogenic cycle of a greenstone belt. Mineral solutions are then deposited into brittle-ductile transition zones with sufficient open spaces and favourable chemistry (Meixner, 2004).

3.0 Mineralization

This section is largely based upon the Watkins 2003 summary report as well as observations made by the author on historic diamond drill core, stripped surface exposures of the GSIF and chip samples from the current RCD campaign. Based upon historic diamond drilling, Watkins, (2003), notes that “as zones of gold mineralization are approached, the iron formation becomes brecciated, grading first to a tabular breccia in which the primary chert-rich bands are dismembered and juxtaposed against one another which grades to chaotic breccias. The breccia is accompanied by strong pervasive Fe-carbonate (ankerite) and quartz alteration”.

Chip sample logging by the author and KRL geologists Mark Terry and Genevieve Leblanc demonstrated that better gold grades were invariably associated with the ankerite-rich chert, silica-rich chert and, to a lesser degree, the pyritic chert. The author infers that gold grains may be distributed along quartz-ankerite micro-fractured vein sets and thus gold grades may be dependent on the density and number of quartz-ankerite veinlets and not the percentage of disseminated pyrite in the GSIF.

In one sample studied, siderite was recognized by Watkins, (2003), and strong reactions with HCL in chip samples logged in the ankerite-rich chert lead the author to surmise that variants of the carbonate group including, Fe-dolomite, calcite and siderite may occur within this sub unit. Other hydrothermal alteration products within the GSIF include chloritization, silicification, hematization and albitization. Watkins, (2003), also recognized that gold mineralization appeared to be accompanied by arsenopyrite with wide arsenic halos around the gold mineralization.

To date, no arsenopyrite has been recognized in the chip samples. However Watkins (2003) notes that the asenopyrite is fine grained and difficult to recognize. Sulphide mineralogy studies have yet to be carried out on the GSIF to determine the exact nature of the gold mineralization.

4.0 Exploration

For exploration programs carried out on the Golden Sylvia iron formation prior to 2004, the reader is referred to the History section of this report.

In the summer of 2004 International KRL Resources Corp. carried out a review of past drilling campaigns, geophysical surveys and geochemical sampling. A reverse circulation drilling program involving a total of 4,974.15 m with 53 vertical test drill holes to date has been completed (Figure 7).

Past diamond drill campaigns, while effective in providing much needed information regarding the geology of the GSIF as well as enhancing and validating gold grades, proved to be unduly expensive as drill bits were constantly burning out due to the fine grained nature of the iron formation. It was also recognized that to effectively delineate a near surface gold zone potentially amenable to open pit bulk mining would require an approach more consistent with open pit techniques rather than traditional exploration strategies utilized in the Abitibi greenstone belt.

The program commenced in mid June and initially drill holes were targeted around the Discovery showing to validate earlier diamond drill results and provide information regarding the geometry of the GSIF. As the program evolved over the summer, a combination of magnetic features, induced polarization chargeability and resistivity anomalies and geochem survey results were keyed into the process of drill site selection (Figures 8, 9, 10).

The reverse circulation drill campaign has been successful in delineating the geometry and extending the strike of the GSIF. However, the methodology poses limitations with regards to the logging process, as structural and textural observations are not possible in chip sample logging. The only exception to this constraint occurred with the recognition of a chert breccia in drill hole RCGS-04-43. As an exploration tool, the RCD method successfully tested near surface mineralization but was constrained by depth limitations of the drill.

Nevertheless, the RCD program surpassed expectations in terms of sample quality and integrity and by consistent penetration of an intensely hard chert, problematic for diamond drilling.

5.0 Drilling

To date, a total of 4,974.15 m in 53 drill holes have been drilled from June of 2004 to Oct 2004 by the reverse circulation drilling. All drill holes have been vertical with the depths ranging from 15.08 to 139.8 m. Samples were taken every meter (Table 2). Details of targets and grouping are outlined below:

•

Initial drill holes, RCGS-04-01 to RCGS-04-08, focused on lines 700 to 650W, established a sampling methodology and provided much needed information regarding the complexity of the GSIF as well as enhancing and validating earlier diamond drill gold grades (Figures 18, 19, 20).

•

A series of step-out drill holes, RCGS-04-09, 10 and 13 were located on sections 550W to 450W and returned encouraging gold values (refer to Table 3) and succeeded in extending the strike of the GSIF (Figures 11 to 15).

•

Drill holes RCGS-04-11, 12, 20, 21, 22 and 27 were drilled to the south from lines 450W to 650W, following a southern east-west trending coincident IP chargeability and geochem anomaly (Figure 9, 10).

•

Drill holes RCGS-04-14 to 19 and 24 were drilled from 750W to 1000W along an IP chargeability anomaly extending the strike extent of the GSIF mineralization (Figures 21 to 25).

•

Drill holes RCGS-04-25 to 34 were targeted along a coincident IP chargeability and geochem anomaly striking east west and located at roughly 2925N along the northern contact of the GSIF (Figure 9, 10).

Legend
Nipissing diabase
Intrusive contact
Huronian sedimentary rocks
Intrusive contact
unconformity
Timiskaming intrusive rocks
Intrusive contact
Timiskaming assemblage
Volcanic (2687 Ma)
Sedimentary
unconformity
Keewatin intrusive rocks
Intrusive contact
Tisdale assemblage (2707.05 Ma)
Kidd Munro assemblage (2716.7 Ma)
Iron formation
Deloro assemblage (2726.5 Ma)
Pacaud assemblage (2741 Ma)
Stratigraphic Column
Hs
Tv
TM
TD
KM
D
P
0
1
2
3
4 km
Au occurrences
DRILL HOLE
Hydro power line
to Timmins 70 km
HWY 560
1 km to Shining Tree
TD
Tv
Ts
KM
TM
Hs
D
P

Figure 6

International KRL Resources

Copper Hill Gold Project Geology Map

Modified from OGS	Scale: 1/75,000
Projection: NAD83	NTS 41P/10,11
Edited by: JJW	Drawn by: XDJ

Figure 7
Int'l KRL Resources Ltd.
Copper Hill Gold Project
Shining Tree, ON
Drill Plan Map
Date:12/10/2004
Author:
Office: Vancouver
Drawing:
Scale: 1:5000
Projection: UTM Zone 17, Northern Hemisphere (WGS 84)
0
50
100
200
metres
5273200 mN
5273100 mN
5273000 mN
5272900 mN
5272800 mN
5272700 mN
5272600 mN
5272500 mN
5272400 mN
5272300 mN
5272200 mN
5272100 mN
5272000 mN
493700 mE
493800 mE
493900 mE
494000 mE
494100 mE
494200 mE
494300 mE
494500 mE
1131931*
1131932*
1131933*
1147115*
1147116*
1147117*
Grid Line
Drill Hole
Claim Number
Claim Boundary
RCGS-04-19
RCGS-04-18
RCGS-04-49
RCGS-04-49B
RCGS-04-47
RCGS-04-17
RCGS-04-16
RCGS-04-46
RCGS-04-45
RCGS-04-15
RCGS-04-24
RCGS-04-42
RCGS-04-14
RCGS-04-30
RCGS-04-44
GS-04
GS-13
GS-12
RCGS-04-01
RCGS-04-05
RCGS-04-33
RCGS-04-02
RCGS-04-03
GS-22
GS-28
GS-27
GS-26
GS-29
GS-30
RCGS-04-04
RCGS-04-06
RCGS-04-32
RCGS-04-08
RCGS-04-07
RCGS-04-23
RCGS-04-43
GS-14
RCGS-04-48
RCGS-04-34
RCGS-04-13
RCGS-04-31
GS-15
GS-21
GS-19
GS-20
GS-16
GS-24
RCGS-04-38
RCGS-04-11
RCGS-04-10
RCGS-04-12
RCGS-04-20
RCGS-04-25
RCGS-04-29
RCGS-04-09
RCGS-04-21
RCGS-04-26
GS-17
GS-18
RCGS-04-50
RCGS-04-51
RCGS-04-27
RCGS-04-22
GS-23
RCGS-04-28
GS-25
RCGS-04-40
RCGS-04-36
RCGS-04-35
RCGS-04-37
RCGS-04-39
N

5273200 mN
5273100 mN
5273000 mN
5272900 mN
5272800 mN
5272700 mN
5272600 mN
5272500 mN
5272400 mN
5272300 mN
5272200 mN
5272100 mN
5272000 mN
493700 mE
493800 mE
493900 mE
494000 mE
494100 mE
494200 mE
494300 mE
494400 mE
494500 mE
494600 mE
Grid Line
1131931*
1147115*
1131932*
Drill Hole
1147116*
Claim Boundary
1131933*
Claim Number
1147117*
Figure 8
Int'l KRL Resources Ltd.
Copper Hill Gold Project
Shining Tree, ON
Drill Plan Map
Over Aeromag Survey
(2nd Derivative)
Date: 12/10/2004
Author:
Office: Vancouver
Drawing:
Scale: 1:5000
Projection: UTM Zone 17, Northern Hemisphere (WGS 84)
0
50
100
200
metres

493800 mE
494000 mE
494200 mE
494400 mE
5273400 mN
5273200 mN
5273000 mN
5272800 mN
LEGEND
Interpreted Fault
IP Chargeability zones
Drill Hole
T-1
HP
MP
RH-1
RH-2
MH-1
MH-1B
T-1 HP
T-1a HP
T-2 HP
T-3 MP
T-4 MP
T-5 MP
T-6 MP
T-7 HP
Gold Zone
Conductor
Mag High
0 25 50 100
metres

Figure 9

Int'l KRL Resources Corp.

Copper Hill Gold Project
Iron Formation Zone

IP Survey

Date: 13/10/2004
Author:
Office: Vancouver
Drawing:
Scale: 1:3500
Projection: UTM Zone 17 (NAD 83)

5273600 mN
5273500 mN
5273400 mN
5273300 mN
5273200 mN
5273100 mN
5273000 mN
5272900 mN
5272800 mN
5272700 mN
5272600 mN
5272500 mN
5272400 mN
493700 mE
493800 mE
493900 mE
494000 mE
494100 mE
494200 mE
494300 mE
494400 mE
494500 mE
494600 mE
5
10
Drill Hole
Legend
Background: 5 ppb
Mean: 10 ppb Au
Sub Anomalous: 20 ppb Au
Anomalous: 30 ppb Au
Geochem Sample Station
0
25
50
100
metres

Figure 10

Int'l KRL Resources Corp.

Copper Hill Gold Project
Shining Tree, Ontario

Iron Formation Zone

Geochem Survey
Au ppb

Date: 13/10/2004
Author: GeoComp
Office: Vancouver
Drawing:
Scale: 1:5000
Projection: UTM Zone 17 (NAD83)

•

Drill hole RCGS-04-25 was twinned as the initial drill hole reached only 51.14 m. A change in bit size allowed RCGS-04-25B to reach a depth of 88.12 m.

•

RCGS-04-A, B and C, renamed as drill holes RCGS-04-39, 40 and 41, were drilled to the south in on claims 1147117 and 1147118 to test southeast trending geophysical anomalies and generate assessment credits.

•

Drill holes RCGS-04-35, 36 and 37 were drilled on a north-south trending magnetic low to the south of the GSIF (Figure 8).

•

Drill holes RCGS-04-42 and 43 were drilled on section 700W both to the north and south of previous diamond and reverse circulation drilling in order to expand the width of the mineralized system.

•

Drill holes RCGS-04-44 to 47 were drilled from sections 750 to 950W and located approximately 25 m south of previous RCD holes RCGS-04-14 to 19.

•

Drill holes RCGS-04-48, 50 and 51 were drilled to the south on the eastern portion of the Golden Sylvia Iron Formation to test the width of the mineralized system. The last drill hole RCGS-04-49 was drilled north of drill hole RCGS-04-17 to test the width of the GSIF to the north and west.

6.0 Survey Control

A GPS survey to millimeter accuracy was carried out over the GSIF grid with the Trimble Differential GPS. All grid line pickets, located every 25 meters on the grid lines were GPS surveyed. Reverse circulation drill hole collars and historic diamond drill collars are GPS surveyed to UTM coordinates (Table 2). The 2004 RC drill collars were positioned relative to grid picket lines.

7.0 Sampling Method and Approach

Samples were collected at the drill site by trained samplers under the supervision of the geology staff of International KRL Resources Corp. Samples were collected for each meter at the drill and passed through a Gilson splitter, which fractionated the sample to a 1/8th portion. The remainder of the sample was collected in rice bags and shipped to the KRL core storage facility as the reject portion, a secure fenced area approximately 33 km west of Gowganda and 12 km northeast of the project. The 1/8th assay portion was then sent to the field office where a portion of the sample was then placed in a sieve, thoroughly washed and then stored in vials for analysis and logging. The remaining sample was then sent to Swastika Laboratories, Swastika Ontario for fire assay. A total of 4,460 samples were submitted to Swastika Laboratories for analysis with 410 samples submitted as blanks and standards (refer to appendix B).

TABLE 2. Golden Sylvia iron formation (GSIF), drill hole survey locations summary

HOLE ID	GRID LOCATION		UTM LOCATION			COLLAR	DEPTH
	Line	Station	Easting	Northing	Elevation (m)	DIP	(m)
RCGS-04-01	700W	2912.5N	494128.58	5273030.01	370.54	-90.0°	87.97
RCGS-04-02	700W	2895N	494121.28	5273013.14	371.46	-90.0°	102.00
RCGS-04-03	700W	2883N	494115.00	5273004.03	373.31	-90.0°	89.76
RCGS-04-04	675W	2992N	494140.51	5273001.53	370.56	-90.0°	111.67
RCGS-04-05	675W	2915N	494154.31	5273021.51	371.29	-90.0°	72.91
RCGS-04-06	650W	2900N	494168.31	5273000.30	369.62	-90.0°	105.96
RCGS-04-07	650W	2880N	494160.34	5272982.50	369.19	-90.0°	103.31
RCGS-04-08	625W	2900N	494193.43	5272985.88	372.24	-90.0°	105.35
RCGS-04-09	477W	2880N	494309.44	5272893.81	371.22	-90.0°	94.65
RCGS-04-10	505W	2880N	494279.90	5272914.56	373.56	-90.0°	101.47
RCGS-04-11	625W	2840N	494159.63	5272922.59	366.05	-90.0°	91.89
RCGS-04-12	600W	2825N	494178.46	5272907.44	367.67	-90.0°	106.35
RCGS-04-13	565W	2886N	494242.96	5272948.00	375.52	-90.0°	106.57
RCGS-04-14	750W	2914N	494089.97	5273061.57	373.58	-90.0°	80.26
RCGS-04-15	795W	2917N	494044.62	5273080.33	372.87	-90.0°	63.33
RCGS-04-16	855W	2925N	494001.61	5273110.92	370.18	-90.0°	92.91
RCGS-04-17	900W	2925N	493972.35	5273124.23	366.19	-90.0°	135.04
RCGS-04-18	950W	2930N	493913.56	5273158.14	364.48	-90.0°	90.16
RCGS-04-19	1000W	2950N	Not Surveyed	Not Surveyed	Not Surveyed	-90.0°	100.56
RCGS-04-20	550W	2855N	494237.24	5272909.14	373.36	-90.0°	139.83
RCGS-04-21	500W	2850N	494278.47	5272882.92	371.69	-90.0°	80.81
RCGS-04-22	450W	2840N	494312.98	5272853.30	375.65	-90.0°	113.62
RCGS-04-23	564W	2912N	494259.07	5272977.23	374.73	-90.0°	85.36
RCGS-04-24	750W	2961N	494104.44	5273089.17	374.23	-90.0°	90.77
RCGS-04-25	475W	2910N	494324.08	5272902.13	370.63	-90.0°	51.14
RCGS-04-25B	473W	2913N	Not Surveyed	Not Surveyed	Not Surveyed	-90.0°	88.12
RCGS-04-26	450W	2905N	494349.42	5272886.90	367.49	-90.0°	92.49
RCGS-04-27	675W	2915N	494205.59	5272857.22	370.99	-90.0°	124.43
RCGS-04-28	650W	2900N	494086.41	5272836.48	368.04	-90.0°	124.23
RCGS-04-29	700W	2760N	494059.05	5272894.49	368.88	-90.0°	105.86
RCGS-04-30	850W	2825N	493979.68	5273054.66	360.43	-90.0°	93.83
RCGS-04-31	525W	2915N	494299.92	5272945.23	371.62	-90.0°	70.37
RCGS-04-32	600W	2940N	494224.75	5272994.56	375.45	-90.0°	103.72
RCGS-04-33	650W	2830N	494185.86	5273018.07	371.61	-90.0°	77.09
RCGS-04-34	525W	2925N	494274.96	5272963.69	373.41	-90.0°	80.26
RCGS-04-35	560W	2355N	493972.15	5272459.48	371.52	-90.0°	121.17
RCGS-04-36	590W	2405N	493984.90	5272491.92	370.17	-90.0°	109.14
RCGS-04-37	550W	2325N	493961.54	5272419.96	371.43	-90.0°	75.48
RCGS-04-38	600W	2865N	494191	5272932	Not Surveyed	-90.0°	82.15
RCGS-04-39	Not on grid		494088.69	5272018.27	373.09	-90.0°	103.11
RCGS-04-40	Not on grid		494216.41	5272541.08	374.51	-90.0°	119.53
RCGS-04-41	Not on grid		494382.25	5271843.48	367.04	-90.0°	102.40
RCGS-04-42	700W	2965N	494150	5273070	Not Surveyed	-90.0°	106.12
RCGS-04-43	700W	2862N	494101	5272970	Not Surveyed	-90.0°	83.43
RCGS-04-44	750W	2910N	494085	5273039	Not Surveyed	-90.0°	64.75
RCGS-04-45	850W	2900N	493994	5273086	Not Surveyed	-90.0°	74.86
RCGS-04-46	900W	2910N	493971	5273108	Not Surveyed	-90.0°	109.54
RCGS-04-47	950W	2908N	493899	5273139	Not Surveyed	-90.0°	108.93
RCGS-04-48	650W	2850N	494151	5272954	Not Surveyed	-90.0°	84.95
RCGS-04-49	950W	2940N	493982	5273158	Not Surveyed	-90.0°	94.54
RCGS-04-49B	950W	2930N	493993	5273156	Not Surveyed	-90.0°	15.08
RCGS-04-50	500W	2825N	494235	5272868	Not Surveyed	-90.0°	79.65
RCGS-04-51	475W	2810N	494290	5272855	Not Surveyed	-90.0°	75.27

						Total
						Depth:	4974.15m

8.0 Sample Preparation, Analysis and Security

Assay samples were dried and further reduced to about 6 mesh using Strurtevant rolls. The rolls are cleaned with a wire brush and air jet. A Jones riffle is used to take a 350-gram sub-sample for pulverizing. The remaining reject portion is bagged and stored. After reducing a nominal amount to –100 mesh with a Braun and ring and puck pulverizer, the sample is thoroughly blended and sent to the fire assay department. The chip samples from the 2004 drill program were analyzed using a 30 g fire assay to a 2 ppb detection limit. Samples with a gold grade greater than 1.0 g/t Au were re-assayed by standard gravimetric fire assay with a detection limit of 0.03 g/t Au.

For geochemical analysis, or where lower detection is required, the gold is dissolved and determined by Atomic Absorption Spectrophotometry. This is done after collection of the precious metals with a fire assay fusion.

9.0 Data Verification

International KRL Resources Corp. submits gold standards and blanks for the purpose of data verification. One of three standard samples and one blank sample were submitted at every twenty-fifth site in the sampling procedure. Three gold-ore reference standards (CDN-GS-1A, CDN-GS-10 and CDN-GS-12) and one blank sample drawn from crushed cinder block were used throughout the drill program. Swastika Laboratories also conducted metallics on higher-grade gold samples and every fiftieth sample was sent out to ACME Laboratories, Vancouver, B.C. as an external check.

Appendix B lists the gold assay results of the three standards and the single blank sample introduced into the sampling sequence. Data used in the preparation of this report were accessed and examined at KRL’s Gowganda office and core storage facility. There is a high level of confidence in the accuracy of the geological exploration data from past work and from the present KRL exploration program.

10.0 Adjacent Properties

Several differing gold deposits and past producers occur in the vicinity of the Golden Sylvia iron formation. The Tyranite Mine in Tyrrell Township, approximately 14 km northeast of the Golden Sylvia produced 31,000 ounces of gold from 202,000 tonnes of ore from 1939 to 1942. The Tyranite is described as possessing two north-south trending gold-bearing shear zones referred to as the eastern Tyranite shear and the western Duggan Zone shear. Within the shear zones, gold occurs in shoots of quartz veining, silicification, carbonatization and pyritization. A three-compartment shaft has been sunk to a depth of 350 m and a 180-tonne/day mill installed on site.

Two companies, Temex Resources Corp. and Goldeye Explorations Ltd. are active in Tyrrell and Knight Townships. Temex has outlined a deposit referred to as the Juby Main Zone in the southeastern portion of Tyrrell Township. Both Temex and Goldeye have interpreted the regionally extensive Cadillac Larder Lake Break (CCLB) as extending westward from the Kerr-Addison Kirkland Lake - Matachewan area into the Juby Project area. The Juby Project area is underlain by Archean mafic and lesser intermediate volcanics juxtaposed against the Timiskaming sediments and crosscut by a west-northwest trending structure referred to as the Tyrrell Structural Zone (TSZ). The TSZ is interpreted to be a similar structure to the CCLB and may in fact be an extension or subsidiary splay off the CCLB.

A number of gold occurrences are localized along this structural zone within Tyrrell Township including the Juby Main Zone and is believed to extend westward into the northern MacMurchy Township. This structural break has implications for exploration initiatives on the KRL properties and is discussed in the second part of this report. The Juby Main Zone (JMZ) is 30 to 70 m wide and occurs primarily in altered, mineralized and variably brecciated sediments although other associated rock types including mafic metavolcanics and porphyries are altered as well. Alteration consists of Fe-carbonate, silica and sericite with elevated pyrite and the style of gold mineralization is indicative of late emplacement similar to Kirkland Lake (Sexton, 2003).

Three zones have been outlined to date, which include a higher-grade zone within a lower grade halo, and an upper porphyry zone, which constitutes the hanging wall of the higher-grade zone. A global indicated resource of 2.23 Mt @ 1.81 g/t gold or 130,000 ounces using a cut-off grade of 1.0 g/t gold has been calculated for the JMZ. In addition, an inferred resource of 8.0 Mt @ 1.74 g/t gold or 449,000 ounces employing a cut-off grade of 1.0 g/t gold has further been estimated for the Juby Main Zone.

Goldeye Explorations has been active on the Lacarte Zone in north central Tyrrell Township, which is along a 300-meter section of the Tyrrell Shear Zone. Recent drilling during the winter of 2004 targeted a carbonatized zone within altered basalts and komatiites and an adjacent mineralized zone in highly altered brecciated felsic tuffs and sediments.

Two drill holes H-04-16 and 17 intersected 3.01 g/t gold over 6.05 m and 3.83 g/t gold over 6.4 m respectively, in altered mafic volcanics. Drill hole H-04-16 was a step-out of H-03-06 which intersected 7.24 g/t over 9.4 m. Drill hole H-04-17 was an undercut of H-03-07 which intersected 3.03 g/t gold over 13 m. An additional drill hole H-04-22 intersected 18.9 m of 1.49 g/t gold (Goldeye, press release, Feb 19, 2004).

Other gold deposits in the area include:

•

Duncan Lake (Minto) Deposit: The Duncan Lake Deposit possesses a quoted resource of 206,000 tonnes at a grade of 6.86 g/t gold and lies 2 km northeast of the Goldeye claims in Tyrrell Township. Gold occurs within an altered pyritized oval breccia pipe (diatreme) in felsic volcanics and feldspar porphyry (Beecham, A.W., 1997).

•

Matona Zones: These showings lie approximately 1 km northwest of the Hydro Creek group. The main zone is a northwest striking sedimentary horizon, which averages 5.14 g/t, gold over a 1.07 m width by 27 m in length. The main showings were explored by a shaft and a small amount of drifting (Beecham, A.W., 1997).

•

The Ronda Mine: The Ronda Mine is approximately 18 km southwest of the Tyranite Mine. It only produced 85 kg of gold and 150 kg of silver from 22,305 tonnes of ore milled in 1939. The predominant vein structure is the Ribble Vein, which strikes north and dips 60° to the west. It is hosted in a carbonatized shear in pillowed flows with pyrite (Carter, 1977).

11.0 Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing was carried out in the summer-fall 2004 period.

12.0 Mineral Resource and Mineral Reserve Estimates

No mineral resource or mineral reserve estimates have yet been done on the Golden Sylvia iron formation. One of the recommendations set out by the author, following the conclusion of the current RC drill campaign, is to retain an independent consultant specializing in resource estimates and scoping studies.

13.0 Interpretations and Conclusions

International KRL’s 2004 summer reverse circulation drill program of 53 vertical drill holes totaling 4,974.15 m, tested the Golden Sylvia iron formation and expanded the strike extent of the mineralized system as well as establishing continuity. The program validated earlier historic diamond drill intercepts and extended mineralization to 300 m with the system open on strike to both the east and west and down dip. A low-grade intercept of 0.83 g/t Au over 6.12 meters in RCGS-04-18 on line 950W, suggests that mineralization extends even further to the west. A synopsis of drill results from 2000 to present follows:

•

Historical diamond drilling started in 2000 with six short drill holes (GS-1, 2, 3, 4, 12 and 13) in close proximity to the Discovery showing on 700W. All six drill holes returned highly anomalous gold grades over good widths with the best intersection from GS-12 of 2.55 g/t Au over 14.23 m.

•

Twelve drill holes were subsequently located between 800W and 500W during the winter of 2003 to test continuity of the gold bearing system. Best results came from drill hole GS-23 collared on 500W which intersected 3.32 g/t Au over 6.10 m from 44.90 to 51.00 m and 4.12 g/t over 2.30 m from 106.20 to 108.50 m. Watkins (2003) concluded that there were two higher grade gold bearing shoots referred to as the 700 and Contact Zones. Beyond 600W, the Contact Zone continued eastward and the 700 Zone was referred to as the 500 Zone (Watkins, 2003). Recent drill results from 450 to 1000W support this initial premise.

•

On 700W, the gold bearing system appears to attain its greatest width with a true width of 30 m dipping 70° southwest with an undetermined plunge (Figure 20). The mineralized zone maintains this consistency in width and dip until section 650W, where the system appears to become narrower with a shallowing dip and crosscutting mafic leucoxene phyric dykes and sills which interdigitate with the iron formation (Figures 18 to 20). At this juncture, it is difficult to distinguish the hangingwall from the footwall mafics and this leads the author to conjecture that the iron formation capping the Deloro formation may be an overturned sequence overlying the Kidd-Munro mafic metavolcanics (Figure 18).

•

From 600W to 550W, the GSIF is crosscut by a series of late Matachewan diabase dykes and the mineralized zones flatten in dip to 45° degrees (Figures 15, 16). RCGS-04-23 intersected 3.67 g/t Au over 12.24 m within an ankeritic chert from 20.08 to 32.32 m on line 550W. Mineralization extends into a bleached carbonatized mafic footwall with 0.86 g/t Au over 65.0 m from 20.08 to 85.36 m. This drill hole was collared 27 m north of RCGS-04-13 which intersected 1.89 g/t Au over 17.32 m from 83.11 to 100.45 m and is interpreted as the down dip extension of a convergent 500 and Contact Zone. These intercepts are interpreted as the up-dip expressions of the two mineralized systems encountered in historic diamond drill holes GS-23 and GS-25 (Figure 13). Another drill hole, RCGS-04-34, collared 25 m east of drill hole RCGS-04-23, intersected 2.34 g/t Au over 14.28 m from 36.40 to 50.68 m and is interpreted as the up dip expression of the Contact Zone.

•

East of 550W, the two mineralized systems, 500 and Contact Zones, maintain continuity with intersections in RCGS-04-22 of 1.05 g/t Au over 18.36 m from 29.98 to 48.34 m for the 500 Zone and 1.87 g/t Au over 13.26 m from 94.24 to 107.50 m which corresponds to the downdip expression of the Contact Zone. These intercepts occurred downdip of RCGS-04-26 collared 55 m to the north which intersected 0.42 g/t Au over 48.44 m from 4.27 to 52.71 m and are interpreted as a convergence of both the 500 and Contact Zones (Figures 11, 12).

•

On section 750W, drill hole RCGS-04-14, collared at 2930N, intersected the Contact Zone from 62.92 to 80.26 m with an intercept of 1.59 g/t Au over 17.34 m. This intercept was 65 m up dip of an earlier intercept in diamond drill hole GS-21 of 3.65 g/t Au over 1.0 m from 157.20 to 158.20 m. Here, the zone dips southwest at 65°. RCGS-04-44 collared 20 m south of RCGS-04-14, intersected 2.47 g/t over 16.28 m from 48.43 to 64.71 m and represents the downdip expression of the 700 Zone. Both drill holes bottomed out in ore and will need to be deepened at a later date (Figure 21).

2750N
2800N
2850N
2900N
2950N
400 m elev
350 m elev
300 m elev
250 m elev
RCGS-04-22
RCGS-04-26
OB
1.05 g/t /18.36m
1.87g/t / 13.26m
1.91g/t/4.08m
1.02g/t / 1.02m
1.26g/t / 1.02m
RCGS-04-22
113.6m
RCGS-04-26
92.5m
150 <+units>E
200 <+units>E
HoleID
Au Trace Shade
Geology Trace
EOH
Contact
Mineralization
Drill enters section plane
Drill exits section plane
Legend Au g/t
0.01 - 0.50
0.5 - 1.0
1.0 - 5.0
5.0 - 10.0
Legend for Geology
OB. Overburden
1A. Pyritic Chert
1B. Magnetite
1C. Silicified Chert
1D. Ankeritic Chert
1E. Jasperoidal Chert
1F. Chloritic Chert
1G. Graphitic Chert
1H. Breccia Chert
2. Mafic Meta Volcanic
3. Leucoxene Phyric Basalt
4. Bleached Carbonatized Mafic Metavolcanic
5. Diabase

Figure 11

Int'l KRL Resources Corp.	
Date: 25/10/2004	Copper Hill Gold Project
Author: GeoComp	Iron Formation Gold Zone
Office: Vancouver	Vertical Drill Section
Drawing:	450W
Scale: 1:1000	Projection: Non-Earth (centimeters)

0 10 20 40
metres

2750N
2800N
2850N
2900N
2950N
400 m elev
350 m elev
300 m elev
250 m elev
RCGS-04-51
RCGS-04-09
RCGS-04-25
1.10g/t / 15.5m
0.41g/t / 16.23m
1.45g/t / 27.45m
5
5
RCGS-04-51
75.3m
RCGS-04-09
94.7m
RCGS-04-25
51.1m
Contact
Mineralization
HoleID
Geology
Trace
EOH
Legend for Geology
OB. Overburden
1A. Pyritic Chert
1B. Magnetite
1C. Silicified Chert
1D. Ankeritic Chert
1E. Jasperoidal Chert
1F. Chloritic Chert
1G. Graphitic Chert
1H. Breccia Chert
2. Mafic Meta Volcanic
3. Leucoxene Phyric Basalt
4. Bleached Carbonatized Mafic Metavolcanic
5. Diabase
Legend
Au g/t
0.01 - 0.50
0.5 - 1.0
1.0 - 5.0
5.0 - 10.0
Figure 12
Int'l KRL Resources Corp.
Copper Hill Gold Project
Iron Formation Gold Zone
Vertical Drill Section
475W
Date 25/10/2004
Author: GeoComp
Office: Vancouver
Drawing:
Scale: 1:1000
Projection: Non-Earth (centimeters)
0
10
20
40
metres

400 m elev
350 m elev
300 m elev
250 m elev
200 m elev
150 m elev
GS-25
GS-23
RCGS-04-21
RCGS-04-31
GS-18
2.43g/t / 13.26m
0.20g/t / 40.18m
3.82g/t/ 1.4m
2.54g/t / 0.5m
1
2
3
5
84.9m
70.4m
177.2m
196.9m
193.3m
243.1m
HoleID
Contact
Mineralization
Au Trace Shade
Geology Trace
EOH
Drill enters section plane
Drill exits section plane
Legend Au g/t
0.01 - 0.50
0.5 - 1.0
1.0 - 5.0
5.0 - 10.0
Legend for Geology
OB. Overburden
1A. Pyritic Chert
1B. Magnetite
1C. Silicified Chert
1D. Ankeritic Chert
1E. Jasperoidal Chert
1F. Chloritic Chert
1G. Graphitic Chert
1H. Breccia Chert
2. Mafic Meta Volcanic
3. Leucoxene Phyric Basalt
4. Bleached Carbonatized Mafic Metavolcanic
5. Diabase
Int'l KRL Resources Corp.
Copper Hill Gold Project
Iron Formation Gold Zone
Vertical Drill Section
500W
Date 25/10/2004
Author: GeoComp
Office: Vancouver
Drawing:
Scale: 1:1000
Projection: Non-Earth (centimeters)
0
10
20
40
metres

Figue 13

400 m elev
350 m elev
300 m elev
250 m elev
2750N
2800N
2850N
2900N
2950N
RCGS-04-50
RCGS-04-10
OB
2
4
1E
1C
1F
1G
1A
1D
1B
5
0.72g/t / 8.34m
1.45g/t / 11.2m
2.16g/t / 7.14m
1
2
5
4/2
RCGS-04-50
79.7m
RCGS-04-10
101.5m
GS-18
126.5m
GS-18
177.2m
HoleID
Contact
Mineralization
Au Trace Shade
Geology Trace
EOH
Drill enters section plane
Drill exits section plane
Legend Au g/t
0.01 - 0.50
0.5 - 1.0
1.0 - 5.0
5.0 - 10.0
Legend for Geology
OB. Overburden
1A. Pyritic Chert
1B. Magnetite
1C. Silicified Chert
1D. Ankeritic Chert
1E. Jasperoidal Chert
1F. Chloritic Chert
1G. Graphitic Chert
1H. Breccia Chert
2. Mafic Meta Volcanic
3. Leucoxene Phyric Basalt
4. Bleached Carbonatized Mafic Metavolcanic
5. Diabase
Int'l KRL Resources Corp.
Copper Hill Gold Project
Iron Formation Gold Zone
Vertical Drill Section
525W
Date: 25/10/2004
Author: GeoComp
Office: Vancouver
Drawing:
Scale: 1:1000
Projection: Non-Earth (centimeters)
0
10
20
40
metres

Figure 14

400 m elev
350 m elev
300 m elev
250 m elev
2750N
2800N
2850N
2900N
2950N
RCGS-04-27
RCGS-04-20
RCGS-04-13
RCGS-04-34
RCGS-04-23
1.83g/t / 2.04m
1.19g/t / 3.05m
3.56g/t / 12.24m
2.34g/t / 14.64m
0.91g/t 19.28m
0.86g/t / 65m
1.89g/t / 17.0m
0.41g/t /15.8m
GS-18
75.8m
GS-18
126.5m
RCGS-04-27
124.9m
RCGS-04-20
139.8m
RCGS-04-13
106.6m
RCGS-04-23
85.4m
5+qtz
HoleID
Au Trace Shade
Geology Trace
EOH
Contact
Mineralization
Drill enters section plane
Drill exits section plane
Legend Au g/t
0.01 - 0.50
0.5 - 1.0
1.0 - 5.0
5.0 - 10.0
Legend for Geology
OB. Overburden
1A. Pyritic Chert
1B. Magnetite
1C. Silicified Chert
1D. Ankeritic Chert
1E. Jasperoidal Chert
1F. Chloritic Chert
1G. Graphitic Chert
1H. Breccia Chert
2. Mafic Meta Volcanic
3. Leucoxene Phyric Basalt
4. Bleached Carbonatized Mafic Metavolcanic
5. Diabase
Int'l KRL Resources Corp.
Copper Hill Gold Project
Iron Formation Gold Zone
Vertical Drill Section
550W
Date: 25/10/2004
Author: GeoComp
Office: Vancouver
Drawing:
Scale: 1:1000
Projection: Non-Earth (centimeters)
0
10
20
40
metres
Figure 15

+50m E
+100m E
+150m E
+200m E
+250m E
400 m elev
350 m elev
300 m elev
250 m elev
GS-18
25.1m
GS-18
75.8m
HoleID
Geology Text
Au Trace Shade
EOH
Drill enters section plane
Drill exits section plane
Legend Au g/t
0.01 - 0.50
0.5 - 1.0
1.0 - 5.0
5.0 - 10.0
Legend for Geology
1. Banded Iron Formation
1A. Pyritic Chert
1B. Magnetite
1C. Silicified Chert
1D. Ankeritic Chert
1E. Jasperoidal Chert
1F. Chloritic Chert
1G. Graphitic Chert
1H. Breccia Chert
1J. Minor Chert
2. Mafic Meta Volcanic
3. Leucoxene Phyric Basalt
4. Bleached Carbonatized Mafic Metavolcanic
5. Diabase
Int'l KRL Resources Corp.
Copper Hill Gold Project
Iron Formation Gold Zone
Vertical Drill Section
575W
Date: 25/10/2004
Author: GeoComp
Office: Vancouver
Drawing:
Scale: 1:1000
Projection: Non-Earth (centimeters)
0
10
20
40
metres
Figure 15a

2750N
2800N
2850N
2900N
2950N
400 m elev
350 m elev
300 m elev
250 m elev
RCGS-04-12
RCGS-04-38
RCGS-04-32
GS-17
GS-16
0.84g/t / 7.14m
1.22g/t / 5.1m
0.89g/t / 7.14m
1.43g/t / 1.02m
GS-13
25.1m
GS-16
79.7m
GS-16
111.6m
GS-17
120.7m
RCGS-04-12
106.3m
RCGS-04-38
82.2m
RCGS-04-32
103.7m
HoleID
Contact
Mineralization
Au Trace Shade
Geology Trace
EOH
Drill enters section plane
Drill exits section plane
Legend for Geology
OB. Overburden
1A. Pyritic Chert
1B. Magnetite
1C. Silicified Chert
1D. Ankeritic Chert
1E. Jasperoidal Chert
1F. Chloritic Chert
1G. Graphitic Chert
1H. Breccia Chert
2. Mafic Meta Volcanic
3. Leucoxene Phyric Basalt
4. Bleached Carbonatized Mafic Metavolcanic
5. Diabase
Legend Au g/t
0.01 - 0.50
0.5 - 1.0
1.0 - 5.0
5.0 - 10.0
Figure 16
Int'l KRL Resources Corp.
Copper Hill Gold Project
Iron Formation Gold Zone
Vertical Drill Section
600W
Date: 25/10/2004
Author: GeoComp
Office: Vancouver
Drawing:
Scale: 1:1000
Projection: Non-Earth (centimeters)
0
10
20
40
metres

400 m elev
350 m elev
300 m elev
250 m elev
2750N
2800N
2850N
2900N
2950N
RCGS-04-11
RCGS-04-08
0.65g/t / 18.36m
0.52g/t / 13.26m
GS-16
GS-13
94.0m
RCGS-04-11
RCGS-04-08
105.3m
1
2
1
2
HoleID
Contact
Mineralization
Au Trace Shade
Geology Trace
EOH
Drill enters section plane
Drill exits section plane
Legend for Geology
OB. Overburden
1A. Pyritic Chert
1B. Magnetite
1C. Silicified Chert
1D. Ankeritic Chert
1E. Jasperoidal Chert
1F. Chloritic Chert
1G. Graphitic Chert
1H. Breccia Chert
2. Mafic Meta Volcanic
3. Leucoxene Phyric Basalt
4. Bleached Carbonatized Mafic Metavolcanic
5. Diabase
Legend Au g/t
0.01 - 0.50
0.5 - 1.0
1.0 - 5.0
5.0 - 10.0
Int'l KRL Resources Corp.
Copper Hill Gold Project
Iron Formation Gold Zone
Vertical Drill Section
625W
Date: 25/10/2004
Author: GeoComp
Office: Vancouver
Drawing:
Scale: 1:1000
Projection: Non-Earth (centimeters)
0
10
20
40
metres

Figure 17

2750N
2800N
2850N
2900N
2950N
350 melev
300 melev
250 melev
200 melev
RCGS-04-28
124.2m
RCGS-04-48
85.0m
RCGS-04-07
103.3m
RCGS-04-06
106.0m
RCGS-04-33
77.1m
GS-16
27.1m
GS-13
40.6m
GS-12
104.0m
GS-30
112.0m
113.0m
GS-14
108.5m
GS-15
143.9m
1
3
5
1
3/4
Legend for Geology
OB. Overburden
1A. Pyritic Chert
1B. Magnetite
1C. Silicified Chert
1D. Ankeritic Chert
1E. Jasperoidal Chert
1F. Chloritic Chert
1G. Graphitic Chert
1H. Breccia Chert
2. Mafic Meta Volcanic
3. Leucoxene Phyric Basalt
4. Bleached Carbonatized Mafic Metavolcanic
5. Diabase
Legend Au g/t
0.01 - 0.50
0.5 - 1.0
1.0 - 5.0
5.0 - 10.0
Contact
Mineralization
HoleID
Au Trace Shade
Geology Trace
EOH
Drill enters section plane
Drill exits section plane

Figure 18

Int'l KRL Resources Corp.

Copper Hill Gold Project
Iron Formation Gold Zone

Vertical Drill Section
650W

Date: 25/10/2004
Author: GeoComp
Office: Vancouver
Drawing:
Scale: 1:1000
Projection: Non-Earth (centimeters)

0 10 20 40
metres

2750N
2800N
2850N
2900N
2950N
400 m elev
350 m elev
300 m elev
250 m elev
+50m E
+100m E
+150m E
+200m E
RCGS-04-04
RCGS-04-05
GS-01
GS-02
GS-12
GS-13
0.90g/t / 19.38
0.95g/t / 32.64m
1.37g/t 6.11m
GS-01 23.4m
GS-02 28.2m
GS-03 42.9m
GS-13 40.6m
GS-30 49.1m
GS-12 71.0m
GS-03 76.0m
GS-04 97.0m
GS-26 96.7m
RCGS-04-05 72.9m
GS-29 118.0m
GS-26 122.0m
RCGS-04-04 111.7m
HoleID
Contact
Mineralization
Au Trace Shade
Geology Trace
EOH
Drill enters section plane
Drill exits section plane
Legend Au g/t
0.01 - 0.50
0.5 - 1.0
1.0 - 5.0
5.0 - 10.0
Legend for Geology
OB. Overburden
1A. Pyritic Chert
1B. Magnetite
1C. Silicified Chert
1D. Ankeritic Chert
1E. Jasperoidal Chert
1F. Chloritic Chert
1G. Graphitic Chert
1H. Breccia Chert
1J. Minor Chert
2. Mafic Meta Volcanic
3. Leucoxene Phyric Basalt
4. Bleached Carbonatized Mafic Metavolcanic
5. Diabase
Int'l KRL Resources Corp.
Copper Hill Gold Project
Iron Formation Gold Zone
Vertical Drill Section
675W
Date:25/10/2004
Author: GeoComp
Office: Vancouver
Drawing:
Scale: 1:1000
Projection: Non-Earth (centimeters)
0 10 20 40
metres

Figure 19

2750N
2800N
2850N
2900N
2950N
3000N
350 m.elev
300 m.elev
250 m.elev
200 m.elev
150 m.elev
100 m.elev
50 m.elev
1
2
3
RCGS-04-29
105.9m
RCGS-04-43
85.2m
RCGS-04-03
89.8m
RCGS-04-01
88.0m
RCGS-04-42
105.8m
GS-02
49.0m
GS-01
58.8m
GS-26
96.7m
GS-27
111.0m
GS-28
108.0m
GS-19
163.6m
GS-20
196.3m
GS-24
355.4m
HoleID
Contact
Mineralization
Au Trace Shade
Geology Trace
EOH
Drill enters section plane
Drill exits section plane
Legend Au g/t
0.01 - 0.50
0.5 - 1.0
1.0 - 5.0
5.0 - 10.0
Legend for Geology
OB. Overburden
1A. Pyritic Chert
1B. Magnetite
1C. Silicified Chert
1D. Ankeritic Chert
1E. Jasperoidal Chert
1F. Chloritic Chert
1G. Graphitic Chert
1H. Breccia Chert
2. Mafic Meta Volcanic
3. Leucoxene Phyric Basalt
4. Bleached Carbonatized Mafic Metavolcanic
5. Diabase
Figure 20
Int'l KRL Resources Corp.
Copper Hill Gold Project
Iron Formation Gold Zone
Date 25/10/2004
Author:
Office: Vancouver
Drawing:
Scale: 1:1500
Projection: Non-Earth (meters)
Vertical Drill Section
700W
0
12.5
25
50
metres

2750N
2800N
2850N
2900N
2950N
GS-21
GS-28
GS-28
1.4m
RCGS-04-44
RCGS-04-14
RCGS-04-24
350 m elev
300 m elev
250 m elev
200 m elev
3
1
2
3.04g/t / 1.02m
2.50g/t 16.0m
RCGS-04-44
64.8m
RCGS-04-14
80.3m
RCGS-04-24
90.8m
1.59g/t / 17.34m
0.34g/t / 1.05m
3.65g/t / 1.0m
HoleID
Contact
Mineralization
Au Trace Shade
Geology Trace
EOH
Drill enters section plane
HoleID
Drill exits section plane
Legend Au g/t
0.01 - 0.50
0.5 - 1.0
1.0 - 5.0
5.0 - 10.0
Legend for Geology
OB. Overburden
1A. Pyritic Chert
1B. Magnetite
1C. Silicified Chert
1D. Ankeritic Chert
1E. Jasperoidal Chert
1F. Chloritic Chert
1G. Graphitic Chert
1H. Breccia Chert
2. Mafic Meta Volcanic
3. Leucoxene Phyric Basalt
4. Bleached Carbonatized Mafic Metavolcanic
5. Diabase
Figure 21
Int'l KRL Resources Corp.
Copper Hill Gold Project
Iron Formation Gold Zone
Vertical Drill Section
750W
Date: 25/10/2004
Author: GeoComp
Office: Vancouver
Drawing:
Scale: 1:1000
Projection: Non-Earth (centimeters)
0
10
20
40
metres

2750N
2800N
2850N
2900N
2950N
3000N
RCGS-04-15
GS-22
OB
1A
1C
1B
1C
1A
1C
1B
1D
1B
1C
1C
350 m elev
300 m elev
250 m elev
200 m elev
RCGS-04-15
63.3m
GS-22
203.0m
HoleID
Contact
Mineralization
Au
Trace
Shade
Geology
Trace
EOH
Drill enters
section plane
HoleID
Drill exits
section plane
Legend
Au g/t
0.01 - 0.50
0.5 - 1.0
1.0 - 5.0
5.0 - 10.0
Legend for Geology
OB. Overburden
1A. Pyritic Chert
1B. Magnetite
1C. Silicified Chert
1D. Ankeritic Chert
1E. Jasperoidal Chert
1F. Chloritic Chert
1G. Graphitic Chert
1H. Breccia Chert
2. Mafic Meta Volcanic
3. Leucoxene Phyric Basalt
4. Bleached Carbonatized
Mafic Metavolcanic
5. Diabase
Int'l KRL Resources Corp.
Date:25/10/2004
Author: GeoComp
Office: Vancouver
Drawing:
Scale: 1:1000
Copper Hill Gold Project
Iron Formation Gold Zone
Vertical Drill Section
800W
Projection: Non-Earth (centimeters)
0
10
20
40
metres
Figure 22

400 m elev
350 m elev
300 m elev
250 m elev
2750N
2800N
2850N
2900N
2950N
RCGS-04-30
RCGS-04-45
RCGS-04-16
RCGS-04-30
93.8m
RCGS-04-45
74.7m
RCGS-04-16
92.9m
1
2
HoleID
Contact
Mineralization
Au Trace Shade
Geology Trace
EOH
Drill enters section plane
Drill exits section plane
Legend for Geology
OB. Overburden
1A. Pyritic Chert
1B. Magnetite
1C. Silicified Chert
1D. Ankeritic Chert
1E. Jasperoidal Chert
1F. Chloritic Chert
1G. Graphitic Chert
1H. Breccia Chert
2. Mafic Meta Volcanic
3. Leucoxene Phyric Basalt
4. Bleached Carbonatized Mafic Metavolcanic
5. Diabase
Legend Au g/t
0.01 - 0.50
0.5 - 1.0
1.0 - 5.0
5.0 - 10.0

Figure 23

Int'l KRL Resources Corp.	
Date: 25/10/2004 Author: GeoComp Office: Vancouver Drawing:	Copper Hill Gold Project Iron Formation Gold Zone Vertical Drill Section 850W
Scale: 1:1000	Projection: Non-Earth (centimeters)

0 10 20 40
metres

2750N
2800N
2850N
2900N
2950N
3000N
400 m elev
350 m elev
300 m elev
250 m elev
RCGS-04-49
OB
1C
1G
1C
2
1G
1C
1A
2
1C
1A
1G
1G
2
1G
3
2
1G
2
RCGS-04-49
94.5m
HoleID
Contact
Mineralization
Au Trace Shade
Geology Trace
EOH
Drill enters section plane
HoleID
Drill exits section plane
Legend Au g/t
0.01 - 0.50
0.5 - 1.0
1.0 - 5.0
5.0 - 10.0
Legend for Geology
OB. Overburden
1A. Pyritic Chert
1B. Magnetite
1C. Silicified Chert
1D. Ankeritic Chert
1E. Jasperoidal Chert
1F. Chloritic Chert
1G. Graphitic Chert
1H. Breccia Chert
2. Mafic Meta Volcanic
3. Leucoxene Phyric Basalt
4. Bleached Carbonatized Mafic Metavolcanic
5. Diabase
Figure 24
Int'l KRL Resources Corp.
Copper Hill Gold Project
Iron Formation Gold Zone
Vertical Drill Section
900W
Date: 25/10/2004
Author: GeoComp
Office: Vancouver
Drawing:
Scale: 1:1000
Projection: Non-Earth (centimeters)
0
10
20
40
metres

400 m elev
350 m elev
300 m elev
250 m elev
2750N
2800N
2850N
2900N
2950N
RCGS-04-47
RCGS-04-18
OB
1C
1A
1C
5
1F
5
1F
1A
1J
1A
1E
2
1A
1C
1B
1D
1B
5
2
3
2
OB
1F
1D
1F
1D
1F
1C
1D
1F
1D
1G
1F
1G
1D
1A
1F
1B
1D
3
1F
1A
1D
1C
1D
1B
2
2
0.83g/t / 6.12m
1
2
RCGS-04-47
108.9m
RCGS-04-18
90.2m
HoleID
Contact
Mineralization
Au Trace Shade
Geology Trace
EOH
HoleID
Drill enters section plane
Drill exits section plane
Legend for Geology
OB. Overburden
1A. Pyritic Chert
1B. Magnetite
1C. Silicified Chert
1D. Ankeritic Chert
1E. Jasperoidal Chert
1F. Chloritic Chert
1G. Graphitic Chert
1H. Breccia Chert
2. Mafic Meta Volcanic
3. Leucoxene Phyric Basalt
4. Bleached Carbonatized Mafic Metavolcanic
5. Diabase
Legend Au g/t
0.01 - 0.50
0.5 - 1.0
1.0 - 5.0
5.0 - 10.0
Int'l KRL Resources Corp.
Copper Hill Gold Project
Iron Formation Gold Zone
Vertical Drill Section
950W
Date:25/10/2004
Author: GeoComp
Office: Vancouver
Drawing:
Scale: 1:1000
Projection: Non-Earth (centimeters)
0
10
20
40
metres

Figure 25

Between section 800W and 900W only sporadic low grade and anomalous gold intercepts occur and over narrow widths although the iron formation was encountered in all RC drill holes with abundant pyritic mineralization.

•

On section 950W, RCGS-04-18 intersected 0.83 g/t Au over 6.12 m from 20.80 to 26.92m. This intersection within ankeritic and silicified cherts indicates that mineralization continues trending westward (Figure 25). On section 1000W, RCGS-04-19 encountered abundant pyritic, ankeritic and silicified chert but returned only an anomalous intersection of .20 g/t gold over 3.06 meters.

The drilling results to date demonstrate that gold mineralization is widespread and ubiquitously present throughout the GSIF but preferentially associated with ankeritic and quartz stockworks. Recent drill results also indicate that gold mineralization is not unique to the GSIF but occurs within carbonatized mafic volcanics proximal to the iron formation footwall contacts. Table 3 illustrates the frequency of gold intercepts greater than 1.0 g/t and the variety of lithologies in which gold mineralization occurs.

Many of the RCD holes bottomed out in gold mineralized zones due to the limitations of the drill and will need to be deepened. At present, the GSIF is open along strike both to the east and west and future exploratory drilling should be considered to test the strike extent of the gold mineralization. Further, the system is also open at depth and deep diamond drilling is needed to test the down plunge extent of the GSIF. In addition consideration should be given to testing gold mineralization within the altered mafic metavolcanics proximal to the GSIF footwall contact.

The GSIF may be an isolated pod or zone of gold mineralized iron formation and, as additional iron formations are known to exist on strike to the northwest on KRL’s land holdings, these areas are considered highly prospective for additional gold mineralization. Further drill testing of this favourable Deloro iron formation assemblage is warranted to enlarge the trend of mineralization established by the 2003-2004 drill campaigns. The airborne magnetic signature of the GSIF indicated that this system may trend to the southeast and additional geophysical work is warranted to investigate this prospective area (Figure 8).

TABLE 3. Golden Sylvia iron formation (GSIF), analytical results in all drill holes at >1g/tonne Au

HOLE ID	CERTIFICATE	SAMPLE	FROM	TO	Au	LITHOLOGY
	No.	No.	(m)	(m)	(g/tonne)
RCGS-04-01	4W-1261-RA1	25013	13.51	14.53	1.01	1F
		25014	14.53	15.55	2.87	1F
		25022	22.69	23.71	3.79	1D
		25023	23.71	24.73	3.55	1F
		25027	25.75	26.77	1.68	1D
		25028	26.77	27.79	4.28	1D
		25029	27.79	28.81	1.33	1A
		25035	33.91	34.93	1.22	1D
		25036	34.93	35.95	2.16	1F
	4W-1294-RA1	25090	85.93	86.95	1.35	1D
RCGS-04-02	4W-1295-RA1	25105	13.26	14.28	1.35	1C
		25106	14.28	15.30	14.23	1A
		25107	15.30	16.32	3.83	3
		25122	30.60	31.62	1.40	1C
	4W-1306-RA1	25139	45.90	46.92	1.04	2
		25147	54.06	55.08	1.01	1C
	4W-1307-RA1	25184	87.72	88.74	1.31	1C
		25185	88.74	89.76	2.38	1C
		25186	89.76	90.78	1.48	1C
RCGS-04-03	4W-1317-RA1	25218	19.38	20.40	1.12	1C
		25220	21.42	22.44	3.18	1C/2
		25221	22.44	23.46	1.08	Qtz vein+1C
		25222	23.46	24.48	1.57	Qtz vein+1C
		25223	24.48	25.50	3.28	Qtz vein+1C
		25268	66.30	67.32	3.35	1C
		25273	71.40	72.42	1.33	1C
		25277	73.44	74.46	1.07	1C
		25278	74.46	75.48	1.54	1C
		25279	75.48	76.50	1.34	1C
		25280	76.50	77.52	1.03	1C
	4W-1318-RA1	25281	77.52	78.54	1.44	1C
RCGS-04-04	4W-1318-RA1	25298	8.65	9.67	1.39	1F
		25315	23.95	24.97	2.21	1F/2
		25318	27.01	28.03	1.57	1F
	4W-1327-RA1	25332	39.25	40.27	1.30	1A
		25333	40.27	41.29	2.42	1F
		25334	41.29	42.31	1.78	1D/1C
		25335	42.31	43.33	1.89	1D/1C/1A
		25383	87.19	88.21	4.97	1B
		25388	92.29	93.31	2.17	1C
RCGS-04-05	4W-1329-RA1	25431	23.95	24.97	1.58	1D/1C
		25435	28.03	29.05	2.58	1C
		25436	29.05	30.07	3.60	1C
		25437	30.07	31.09	1.80	1C/1D
		25438	31.09	32.11	1.04	1C/1D
		25439	32.11	33.13	1.05	1C
		25440	33.13	34.15	1.07	1D/1C
		25445	38.23	39.25	1.33	1C
		25447	40.27	41.29	1.55	1D
		25452	43.33	44.35	1.22	1C
		25455	46.39	47.41	2.13	1C
		25463	54.55	55.57	1.32	1C
		25464	55.57	56.59	1.18	1C/1D
RCGS-04-07	4W-1357-RA1	25654	60.47	61.49	2.46	1F
		25658	64.55	65.57	1.05	1D
		25662	68.63	69.65	1.48	1D
	4W-1358-RA1	25690	95.15	96.17	1.80	2
RCGS-04-08	4W-1358-RA1	25702	5.39	6.41	2.06	1D
		25703	6.41	7.43	1.37	1D
		25704	7.43	8.45	1.04	1C
	4W-1418-RA1	25801	98.21	99.23	2.40	2
RCGS-04-09	4W-1358-RA1	25906	1.83	2.85	2.57	1D
		25908	3.87	4.89	2.74	1D
		25911	6.93	7.95	2.98	1F/1D
		25912	7.95	8.97	3.16	1D/1C
	4W-1359-RA1	25980	71.19	72.21	1.18	1F/1B
		25996	87.51	88.53	1.35	1F
RCGS-04-10	4W-1361-RA1	44009	7.63	8.65	1.16	1F
		44010	8.65	9.67	2.40	1F
		44066	61.69	62.71	1.58	1B
RCGS-04-11	4W-1418-RA1	25827	18.45	19.47	1.27	1D/1C
		25829	20.49	21.51	1.41	1D/1C
		25832	23.55	24.57	2.00	1C
		25842	33.75	34.77	2.00	1E
		25844	35.79	36.81	1.04	1E
	4W-1419-RA1	25902	88.83	89.85	1.34	2
		25903	89.85	90.87	1.10	4
RCGS-04-12	4W-1294-RA1	3909	11.49	12.51	2.53	1F
		3911	13.53	14.55	1.58	3
	4W-1328-RA1	3928	28.83	29.85	3.70	1E
		3932	32.91	33.93	1.86	1E/1D
		3984	81.87	82.89	1.43	1C
RCGS-04-13	4W-1362-RA1	44143	36.19	37.21	1.32	1A
		44148	41.29	42.31	1.31	1A
	4W-1363-RA1	44154	45.37	46.39	1.08	1F
		44155	46.39	47.41	1.65	1F/2/5
		44157	48.43	49.45	1.44	Qtz vein/1F/2/5
		44158	49.45	50.47	2.91	3
		44166	57.61	58.63	1.88	3/1F
		44187	76.99	78.01	3.33	3
		44193	83.11	84.13	1.41	1A/3
		44194	84.13	85.15	1.21	1A
		44195	85.15	86.17	2.62	Qtz vein/1A
		44196	86.17	87.19	4.39	Qtz vein/1A
		44197	87.19	88.21	3.54	Qtz vein/1A
		44198	88.21	89.23	3.23	Qtz vein/1A
		44202	90.25	91.27	1.80	Qtz vein/1A
		44203	91.27	92.29	1.30	Qtz vein/1A
		44204	92.29	93.31	1.33	Qtz vein/1A
		44207	95.35	96.37	1.47	1C
		44208	96.37	97.39	3.77	1C
		44209	97.39	98.41	3.15	1G
		44210	98.41	99.43	1.25	1G
RCGS-04-14	4W-1395-RA1	44258	38.44	39.46	3.04	1F
	4W-1403-RA1	44284	62.92	63.94	2.92	Qtz vein/1C
		44288	67.00	68.02	1.48	1F
		44289	68.02	69.04	3.67	1F
		44290	69.04	70.06	1.48	Qtz vein/1C
		44293	72.10	73.12	1.44	Qtz vein/1C
		44294	73.12	74.14	4.63	1D
		44295	74.14	75.16	1.29	1D
		44297	76.18	77.20	1.34	1D
		44301	78.22	79.24	4.25	1D
		44302	79.24	80.26	5.48	1D
RCGS-04-18	4W-1919-RA1	57338	24.88	25.90	1.66	1F
		57339	25.90	26.92	1.46	1D
RCGS-04-20	4W-1917-RA1	57169	5.19	6.21	1.16	1B
		57170	6.21	7.23	1.75	1B
	4W-1918-RA1	57222	55.17	56.19	1.59	1F
		57232	63.33	64.35	1.89	1E
		57233	64.35	65.37	5.18	2
		57312	138.81	139.83	1.82	1C
RCGS-04-21	4W-1748-RA1	46967	7.34	8.36	1.86	4
		46972	12.44	13.46	1.66	4
		46977	15.50	16.52	9.84	1C/4
		46978	16.52	17.54	11.41	4
		46979	17.54	18.56	3.15	1C
		46981	19.58	20.60	1.10	1C/4
		46985	23.66	24.68	3.12	1C/1D
		46986	24.68	25.70	1.41	1C/1D
	4W-1749-RA1	57006	43.04	44.06	1.58	1F/1C
RCGS-04-22	4W-1876-RA1	57078	29.98	31.00	3.08	1C
		57092	44.26	45.28	6.59	1C
		57093	45.28	46.30	2.52	1C
	4W-1917-RA1	57145	94.24	95.26	1.69	1C
		57151	98.32	99.34	1.87	1D
		57152	99.34	100.36	2.34	1D
		57155	102.40	103.42	2.58	1D
		57157	104.44	105.46	2.67	1C
		57158	105.46	106.48	4.87	1C
		57159	106.48	107.50	1.69	1C
RCGS-04-23	4W-1687-RA1	46431	20.08	21.10	1.72	1G
		46432	21.10	22.12	3.29	1G
		46433	22.12	23.14	3.23	1G
		46434	23.14	24.16	1.65	1C/1D?
		46435	24.16	25.18	1.71	1C
		46436	25.18	26.20	4.66	1C/1D
		46437	26.20	27.22	2.54	1D
		46438	27.22	28.24	3.40	1D
		46439	28.24	29.26	2.67	1A
		46440	29.26	30.28	15.42	1A
		46442	31.30	32.32	2.42	1C
RCGS-04-25	4W-2062-RA1	57768	23.60	24.62	7.16	1C
		57769	24.62	25.64	4.19	2/1E
		57770	25.64	26.66	1.50	1B
		57771	26.66	27.68	1.03	1B/1A
		57774	29.72	30.74	1.70	1C/1E
		57775	30.74	31.76	1.38	1C
		57776	31.76	32.78	3.19	1C/1F
		57777	32.78	33.80	2.46	1F/1B
		57792	48.08	49.10	1.14	2
		57793	49.10	50.12	5.32	1C/1D
SLUDGE (-25)	4W-2132-RA1	57952	2.59	38.90	1.29	N/A
RCGS-04-25B	4W-2132-RA1	57997	44.26	45.28	1.07	1C
		57998	45.28	46.30	1.20	1C
	4W-2129-RA1	39011	56.50	57.52	1.05	1C
		39012	57.52	58.54	6.96	1C
		39013	58.54	59.56	3.43	1C
		39014	59.56	60.58	1.90	1C
		39015	60.58	61.60	2.35	1C
RCGS-04-26	4W-1722-RA1	46512	15.99	17.01	1.68	1F/1C
		46513	17.01	18.03	4.32	1A
		46514	18.03	19.05	1.05	1F
		46523	27.21	28.23	1.78	1F(1D)
		46530	32.31	33.33	1.33	1F
		46543	45.57	46.59	1.02	1F/1C
		46547	49.65	50.67	1.26	1D
	4W-1743-RA1	46565	65.97	66.99	2.30	4
RCGS-04-27	4W-1744-RA1	46696	10.19	11.21	7.34	1F
	4W-1746-RA1	46804	110.15	111.17	3.37	1F
RCGS-04-34	4W-2064-RA1	57905	36.40	37.42	2.23	1A
		57906	37.42	38.44	2.89	1A
		57907	38.44	39.46	2.35	1C
		57908	39.46	40.48	1.89	1C
		57909	40.48	41.50	4.25	1F
		57911	42.52	43.54	1.33	1C
		57914	45.58	46.60	1.44	1C
		57915	46.60	47.62	1.59	1C
		57916	47.62	48.64	2.31	1E
	4W-2132-RA1	57917	48.64	49.66	8.14	1C
		57918	49.66	50.68	3.14	1C
RCGS-04-38	4W-2112-RA1	39591	37.27	38.29	1.57	1A
		39594	40.33	41.35	2.72	1C
		39603	47.47	48.49	1.64	1E
		39635	78.07	79.09	1.36	1E
RCGS-04-42	4W-2189-RA1	39652	79.09	80.11	1.18	1A
RCGS-04-43	4W-2214-RA1	39854	80.11	81.13	1.42	2
RCGS-04-44	4W-2213-RA1	39772	21.91	22.93	7.30	1A
		39789	37.21	38.23	1.86	1A
		39802	48.43	49.45	1.39	1A
		39803	49.45	50.47	1.55	1C
		39804	50.47	41.49	2.26	1A
		39805	51.49	52.51	2.16	1A
		39806	52.51	53.53	2.74	1A
		39807	53.53	54.55	2.49	1A
		39808	54.55	55.57	1.10	1A
		39809	55.57	56.59	1.04	1C
		39810	56.59	57.61	1.01	1A
		39811	57.61	58.63	1.36	1A
		39812	58.63	59.65	4.05	1A
		39813	59.65	60.67	1.70	1A
		39814	60.67	61.69	5.70	1A
		39815	61.69	62.71	7.89	1A
		39816	62.71	63.73	2.72	1C
		39817	63.73	64.75	1.07	1C
RCGS-04-46	4W-2249-RA1	39989	8.56	9.58	1.80	1A
		39990	9.58	10.60	1.85	1A
RCGS-04-50	4W-2322-RA1	40913	31.71	32.73	4.80	1E
		40916	34.77	35.79	1.39	1F
		40920	38.85	39.87	3.31	1C
		40921	39.87	40.89	1.76	1C
		40923	41.91	42.93	1.13	1C
	4W-2323-RA1	40952	67.41	68.43	3.98	1C
		40953	68.43	69.45	3.84	1C
		40955	70.47	71.49	4.43	1E

14.0 Recommendations for Golden Sylvia Iron Formation

A two phase exploration initiative is recommended for the Golden Sylvia iron formation. The first phase of drilling would occur on the GSIF to enhance grades and determine geological controls on mineralization. A significant number of reverse circulation drill holes “bottomed out” in mineralization due to the limitations of the machine and these should be deepened. A table for extending the drill holes is presented below:

TABLE 4: Proposed RCD hole Extensions

Section	Drill hole	Extension Depth (m)
750W	RCGS-04-44	100
	RCGS-04-14	50
700W	RCGS-04-01	50
	RCGS-04-02	60
	RCGS-04-03	100
	RCGS-04-43	100
675W	RCGS-04-04	50
	RCGS-04-05	50
650W	RCGS-04-06	50
	RCGS-04-07	50
	RCGS-04-34	40
600W	RCGS-04-12	50
	RCGS-04-38	50
550W	RCGS-04-13	50
	RCGS-04-23	50
	RCGS-04-20	50
	RCGS-04-27	50
475W	RCGS-04-09	40
	RCGS-04-25B	40
	RCGS-04-25	80
	RCGS-04-51	60
450W	RCGS-04-22	30
Total Meterage		1,250 m

The grid covering the Golden Sylvia iron formation should be extended to the southwest and this area should be surveyed by magnetometer, induced polarization methods and geochemical soil sampling to determine prospective target areas prior to drilling.

Further deep diamond drilling should be carried out on the GSIF to establish the geometry of the gold bearing structures and determine the downdip extent of gold mineralization. Given previous difficulties with diamond drilling, costs are increased to $100.00/meter.  A series of diamond drill holes are proposed as follows:

TABLE 5: Proposed Diamond Drill Hole Locations

Drill hole	Easting	Northing	Dip	Azimuth	Depth (m)
GS-31	1000W	2840N	-65	027	150
GS-32	950W	2840	-70	027	160
GS-33	900W	2840	-65	027	150
GS-34	850W	2840	-65	027	150
GS-35	675W	2790	-70	027	220
GS-36	650W	2800	-75	027	220
GS-37	625W	2740	-70	027	200
GS-38	600W	2740	-70	027	200
GS-39	550W	2740	-70	027	200
GS-40	450W	2740	-70	027	200
Total					1,850 m

A program of reverse circulation drilling is recommended as infill drilling to augment grades.

The second phase of drilling is proposed to extend the strike dimensions and explore for additional nearby mineralized trends. An additional 1,000 m of diamond drilling in 50 m exploratory step-outs to the east and west of the GSIF will augment the existing strike extent of the system. Testing IP chargeability and corresponding EM and geochem targets north and south of the GSIF would require 900 m of drilling. The second phase of the program would further involve an independent resource audit.

A total of 5,000 m of drilling is recommended.

COST ESTIMATE

First Phase

Drilling NQ, 3100 m @ $100 per meter

$ 310,000.00

Linecutting, Geophysics, IP, EM, soil geochem

$ 150,000.00

RCD infill drilling  @ $200 per hour

$ 100,000.00

Second Phase

Drilling NQ, 1900 m @ $100 per meter

$ 190,000.00

Independent Resource Audit

$   50,000.00

Analytical Costs

$   30,000.00

Technical Geological Support

$ 110,000.00

Contingencies @ 15%

$ 141,000.00

Total

          $ 1,081,000.00

PART II SHINING TREE AREA PROPERTIES

The Copper Hill Property

1.0 Property Geology

The Copper Hill Property is situated in northeastern Ontario about 85 km southeast of Timmins. It is located along highway 560 about 10 km east of Shining Tree. In addition to highway 560 which traverses the property, the Bay Lumber Road, the Grassy Lake Road and several logging and drill roads provide local vehicle access to the interior parts of the property (Lebel, 2000). A 70 km grid was established in 1999 covering the property which likely requires refurbishing. This grid continues northwest and adjoins the Golden Sylvia grid to the southeast.

The geology of the Copper Hill Property is comprised of a northwest trending, steeply dipping package of low metamorphic grade, Archean volcanic rocks consisting of massive and pillowed basaltic flows with intercalated rhyolitic units (Lebel, 2000). The rhyolitic units are further comprised of pyroclastic flows and massive domes. Remnants of a once widespread Nipissing diabase sill overlies the deformed Archean rocks with younger, steeply dipping diabase dykes, forming part of a large north-northwest trending dyke swarm, intruding all of these units (Lebel, 2000). This package of volcanic rocks is of a relatively low metamorphic grade (Figure 26).

The main rhyolite unit on the property is referred to as the Red Dome Rhyolite. This rhyolitic unit is hydrothermally altered with pervasive hematite alteration and is especially evident in new highway 560 road cuts (Lebel, 2000). Dark chlorite zones are superimposed on pervasive and stockwork sericitic alteration which in turn is superimposed on the hematite alteration (Lebel, 2000). Some samples derived from this unit report very low NA2O, suggesting hydrothermal alteration of the sodium depletion type and high K2O reflecting the sericite alteration (Hunter, 1998). The Red Dome Rhyolite is generally massive and in exposures along highway 560 immediately west of the West Montreal River, a series of massive 5 to 10 m thick flows with well formed columnar jointed tops indicate that the Red Dome Rhyolite is probably a flow dome (Lebel, 2000).

Chalcopyrite-rich quartz-carbonate veins occur in and proximal to the Red Dome Rhyolite. They are interpreted as late and mineralized with copper remobilized from the copper-rich Red Dome Rhyolite contemporaneous with diabase dyke emplacement (Lebel, 2000). The Brunet Copper Showing in the central portion of the property, where grab samples up to 15% copper have been reported, was developed on one of these veins. This copper prospect is 45 meters in length and 1.5 meters wide and contains chalcopyrite, bornite and specularite (Hunter, 1998). Beds of pyritic and siliceous exhalite are commonly found in contact with the Red Dome Rhyolite and are trace element enriched. One such exposure along highway 560 consists of bedded exhalite localized at the contact between pillowed basalt and Red Dome Rhyolite and possesses anomalous Ag, As, Co, Hg, Pb and Zn (Lebel, 2000).

A mineralized horizon lies in contact with, and is at the same stratigraphic location as the Red Dome Rhyolite. It consists of a package of intercalated altered basalt flows, massive syngenetic

K R L Resources Corp

Late Diabase (Nipissing) (non-magnetic)
Early Diabase Dyke (magnetic)
Altered Basalt Flow
Basalt Flow
Pyrite Rich Body
Red Dome Rhyolite
South Rhyolite
MC and MY holes drilled 1965, 66
* indicates approximate position
CH holes drilled 1999
488,000 E
489,000 E
5,275,000 N
N
560
Lumber Bay Road
Montreal River
KRL Lake
Cu
MC-6
MC-5a
MC-5
MC-1
MC-4
MC-2
MC-9
MY-7
MY-6
MY-5
MY-2
MY-1
MY-3
MY-4
?
L-70W
L-52W
CH99-1
CH99-2
ST-76-02*
MC-7*
#1 Zone
#2 Zone
#3 Zone
0
200
400
DISTRICT OF SUDBURY
Geology by J. Watkins & D. Melling

Copper Hill Property

Geology Map with Drill Holes: Stage I 1999 Figure 26

pyrite-rich bodies as intersected in drill holes CH99-1 and CH99-2, clastic pyrite bodies, stockwork pyrite zones, chert-rich zones, heterolithic clastic beds possessing epiclasts of Red Dome Rhyolite and bedded graphitic argillite (Lebel, 2000). This mineralized horizon is situated on the uppermost contact of the Red Dome Rhyolite and is thickest (greater than 250 meters) at the tailing, east end of the Red Dome Ryholitic dome. Further to the east, the mineralized horizon passes under a large cedar swamp centered around Sulphide Creek.

At the east end of the Copper Hill Property an erosional remnant of a once prevalent diabase sill intrudes close to the Keewatin Timiskaming unconformity roughly 500 million years after the formation of the Archean rocks. Much of the silver produced in the historic Cobalt district commonly occurred in veins within about 200 meters of the bottom contact of the Nipissing diabase. Pyrite-rich interflow sediments present in the Archean basement rocks underlying the diabase have been interpreted as the source for the ore constituents (Lebel, 2000). Near line 4100W on the property, the bottom contact of the Nipissing diabase swings north to overlie the eastward projection of the mineralized horizon and this area is highly prospective for Cobalt type silver mineralization (Lebel, 2000).

2.0 Exploration History

The recent International KRL Resources work history is documented in the history section of this report from 1998 until the present. The property history prior to KRL’s involvement is referenced below from Watkin’s 2000 progress report:

     1964-1965 Mokta (Canada) Limited

•

Work centered on and around the Brunet claim group

•

Surface geology, ground geophysics

•

Short diamond drill holes with no analytical results reported

1972

C.W. Brunet

•

Mineral extraction from pits at the Brunet copper mine

      1927 – 1990

•

Most of the Shining Tree area was included in the Temagami Native Land Caution and placed off limits to mineral exploration

1976

Getty Minerals

•

One drill hole drilled near drill hole CH99-01. results unknown.

1976

C.W. Brunet

•

Brunet mineral claims brought to lease

1990

Ontario Geological Survey

•

Township size, airborne magnetometer and electromagnetic survey

      1990 – 1996

•

Crown lands affected by the Temagami Native Land Caution were reopened to staking and mineral exploration

3.0 Conclusions and Recommendations – The Copper Hill Property

The Copper Hill property possesses the potential for volcanogenic and/or precious metal deposits associated with a hydrothermally altered and mineralized rhyolite interpreted to be a volcanic dome as well as Cobalt style silver mineralization associated with a remnant of Nipissing diabase (Lebel, 2000). A mineralized horizon up to 250 meters in width comprised of massive pyrite, stockwork pyrite zones and bedded siliceous exhalite has been traced over the property, more or less continuosly, by VLF-EM for approximately 6 km (Lebel, 2000). The chemical sediment horizons (exhalites) within and marginal to the chert-pyrite horizon are trace element enriched and the presence of highly altered rhyolite containing significant copper mineralization all imply a high probability of the presence of volcanogenic massive sulphides in close proximity to the drilling conducted in the spring and summer of 2000. In typical VMS deposits, pyritic siliceous exhalites form thin veneers over the top of sulphide mounds and extend as stratigraphic markers laterally away from the deposit (Lydon, 1984).

A review of the exploration history of this property suggests that as early as 2000, previous workers were probably close to determining the source of mineralization with the discovery of chemical exhalites and associated distal sulphide enriched bodies through diamond drilling. The focus of exploration activity, however, turned to the Golden Sylvia gold discovery as there appears to be a hiatus of exploration activity between 2000 and the present within the Copper Hill Property. The most encouraging results to date came from drill holes CH99-01 and CH99-02 on the west central portion of the grid which intersected three thick pyrite-rich bodies that carry a suite of interesting trace elements; high silver and arsenic, scattered high antimony, lead and mercury and scattered anomalous gold and high copper (Watkins, 2000).

Two drill holes CH-07 and CH-08, drilled 600 meters and 1200 meters respectively east of CH99-01 during the spring of 2000, intersected a pyrite-rich zone hosted within altered pillowed basalts and is interpreted to be the eastward extension of the number three zone encountered in CH99-01 and CH9-02. The #3 Zone is a vertically dipping, 15 meter thick, 1400 meter long pyrite-rich bed topping stratigraphically to the northeast (Watkins, 2000). The best copper values occur within the center of the #3 zone in hole CH-07 which returned a 5.95 meter section from 293.45 to 299.40 meters that averaged 0.77% Cu and 5.9 g/t Ag (Watkins, 2000). Drillhole CH-03, collared 600 meters east of CH-08, intersected a nearly continuous graphitic argillite hosted within altered pillowed basalts that can be traced westward through drill holes CH-08 and CH99-01. This graphitic argillite is enriched in gold (to 57 ppb Au), copper (to 1448 ppm Cu), arsenic (to 435 ppm As), antimony (to 13 ppm Sb) and nickel (to 710 ppm Ni) (Watkins, 2000).

The drilling to date suggests that there is a high probability of a VMS deposit in the vicinity of the recent drilling on the Copper Hill Property. The recommendations for additional drilling proposed on this property were designed by John Watkins in a progress report written in May of 2000:

•

Six drill holes totaling 1900 meters are proposed to test the area around the CH-07 copper intersection.

•

Three drill holes totaling 500 meters are proposed to test persistent anomalous gold values in the #3 Zone intersected in CH-08.

•

The #3 Zone which is 1400 meters in length has only been tested with 4 drill holes. Three additional drill holes totaling 900 meters are proposed to adequately test this zone.

•

Drill hole CH-03 intersected anomalous gold in a deformation zone hosted in the south rhyolite. Two drill holes totaling 400 meters are proposed to test this zone.

•

Five drill holes totaling 1000 meters are proposed to test geophysical anomalies in the north Foley Lake area.

•

Two drill holes totaling 400 meters are proposed to test the contact zone of the Red Dome Rhyolite near the Brunet Copper prospect for massive sulphide mineralization.

Table 6: Proposed Diamond Drill Hole Locations – Copper Hill Property

Target	Number of drill holes	Meterage
# 3 Zone: CH-07 area	6	1800
#3 Zone: CH-08 Au area	3	500
#3 Zone: fill in	3	900
CH-03 Au area	2	400
North Foley Lake area	5	1000
Red Dome Rhyolite area	2	400
Total	21	5000

In addition to the drilling proposed by Watkins, it is further recommended that refurbishing of the current grid with an IP geophysical survey conducted on lines 1000W to 4400W be conducted which would cover the cedar swamp east of Sulphide Creek. Any massive sulphide bodies should theoretically register as chargeability anomalies.

Cost Estimate

 Drilling NQ, 5000 m @ $75 per meter                                                            $375,000.00

Analytical Costs                                                                                                $  30,000.00

Technical Geological Support                                                                           $110,000.00

Refurbishing grid from 1000 to 4400W                                                            $  16,500.00

IP geophysical survey from 1000 to 4400W                                                     $   91,800.00

Contingencies @ 15%                                                                                       $   93,495.00

Total                                                                                                                  $716,795.00

The Jude Zone

1.0 Property Geology and Exploration History

Three kilometers north of the GSIF two additional gold discoveries were made within the Kidd-Munro volcanic assemblage. These gold discoveries lie within an area of known gold occurrences referred to on the Ontario Mines Map 2365 (Carter, 1977). Near grid line 31N a two meter wide quartz-rich vein was exposed and fifteen grab samples from the vein averaged 7.1 g/t Au with the highest value of 35.97 g/t Au (Watkins, 2002). A second area of gold mineralization is identified 250 meters west southwest of line 31N vein near line 30N and surface grab samples of altered volcanic rocks returned gold values up to 2.85 g/t Au. This area, formerly referred to as the 30-31 Zone, is now known as the Jude Zone.

In December, 2000 five diamond drill holes tested the down dip projection of the gold bearing quartz vein near line 31N and two holes tested near the gold mineralization located near 30N (Watkins, 2002). The five drill holes tested the vein area along strike for 25 meters and to a vertical depth of 30 meters. The best result to date occurred in hole GS-07 which assayed 1.88 g/t Au over 10.95 meters including 12.65 g/t over 0.85 meters. This drill hole was drilled downdip of an intersection in GS-06 which returned 1.23 g/t Au over 10.65 meters. The best result for the drill holes near 30N occurred in GS-11 which intersected 5.63 g/t Au over 0.80 meters (Figure 27).

The Jude Zone, specifically near 31N is considered to be a narrow vein high-grade target. The author has observed the surface expression of this system in the field on several site visits during the summer of 2004. The actual gold bearing vein is  “bull white” in appearance; it is generally massive and sometimes brecciated. The vein trends in a NW-SE direction and dips northeast. The unit is hosted within bleached, carbonatized and sometimes leucoxene bearing basalts. Gold values are erratic and sometimes very high grade. This system has been tested over a very limited strike length and there is evidence to suggest this vein may contain chutes with very high-grade gold mineralization.

To the east of the Jude Zone and north of the GSIF, a well mineralized five meter thick quartz vein has been discovered and traced for more than 400 meters. The vein is anomalous in gold and copper with assays up to 0.75 g/t Au and 1.35% Cu from grab samples (Watkins, 2002).

In 2003, two drill holes totaling 118 meters were collared approximately 25 meters to the northwest and 25 meters to the southeast of the vein system established near 31N. Both drill holes were collared in an attempt to increase the strike extent of the Jude Zone. Best results from this initiative were obtained in J0301 to the northwest of the vein system which intercepted 1.74 g/t Au over 5.15 meters (Filo, 2003).

To date, the Jude Zone has been delineated over approximately 75 meters of strike length and down to a depth of approximately 35 to 40 meters below surface. Although J0301 successfully extended the system an additional 25 meters to the northwest, J0302 did not encounter any significant gold mineralization. The drill hole did encounter significant veining with a northeast trending shear zone and chalcopyrite rich vein system known as the #10 vein system (Filo, 2003).

3125N
625W
600W
575W
550W
3075N
L3100N
L3100N
J0301
-65°
1.80 g/t
0.45m
6.21 g/t
0.5 m
1.74 g/t
5.15 m
GS-09
-65°
GS-08
-45°
GS-07
-65°
GS-06
-45°
GS-05
-45°
pillowed
basalt
1.00 g/t
2.00m
1.70 g/t
9.75 m
1.00 g/t
1.85 m
1.86 g/t
10.95 m
1.76 g/t
6.10 m
6.20 m
GS-08
GS-09
GS-06
GS-07
GS-05
0.36 g/t
1.60 m
bleached
mafic flow
quartz filled
breccia
discovery
outcrop
bleached
mafic flow
pillowed
basalt
bedded siltstone
#10 Vein
#10 Vein
J0302
-65°
main logging road
conglomerate
200m to #1 post of 44471
Claim Line #44471
#1202537
N
0
5
10
15
meters

Figure 27

International KRL Resources

Golden Sylvia
Jude Zone
Plan View

Scale: 1/400	File: Jude Plan
Date: Nov. 2004	Figure #: 28

The shear zone encountered is interpreted to be part of the Netherton Shear Zone trending north 25 degrees east and from which historic gold occurrences have been documented (Filo, 1995).

Within 200 meters west of the Jude showing, a series of trenches and exposures have been mapped and sampled with anomalous gold values (Lebel, 2003). These trenches are comprised of intercalated sheared carbonatized mafic metavolcanics and felsic fragmental metavolcanics. A spectral IP Resistivity survey was also conducted over the area in 2002 with a series of north trending chargeability conductors identified within immediate vicinity of the Jude Showing (Webster, 2002).

2.0 Conclusions and Recommendations

An evaluation of the Jude Showing from historical diamond drilling, prospecting, trenching and geophysics suggests that the property possesses favourable stratigraphy and occurs within proximity of a structural setting conducive for gold mineralization. Drilling to date has established a narrow quartz carbonate vein system within bleached carbonatized mafic metavolcanics proximal to a major shear zone. The orientation of these mineralized veins intersected in drilling further suggest that they may be splays off of the Netherton Shear Zone. Spectral IP resistivity has established the presence of numerous north-south trending chargeability conductors, the strongest of which coincides with the Netherton Shear Zone and overlaps the recent drill intercepts. Further trenching and surface prospecting have also delineated additional north-south trending shears. Work in the area to date indicates the presence of multiple en echelon northwest to north-south trending shear splays that have the potential to support additional auriferous systems.

Further recommendations for additional work would entail tightly spaced surface geochem sampling at 25 meter stations to identify potential gold bearing anomalies that would coincide with the IP chargeability conductors outlined by JVX. An additional step-out drill hole is proposed to the northwest of J0301 in order to extend the present strike extent of the Jude showing and an additional drill hole collared further to the northeast and designed to undercut the intersections in GS-06 and GS-07 is further recommended.

COST ESTIMATE FOR THE JUDE ZONE

Drilling NQ, 350 Meters @ $75 per meter                                                 $26,250.00

Refurbishing grid lines, soil geochem MMI

@ $33.00/sample                                                                                         $10,000.00

Analytical Costs                                                                                           $ 4,000.00

Technical Geological Support

                                                                     $19,500.00

Contingencies @ 15 per cent                                                                       $ 8,962.00

Total                                                                                                            $68,712.00

The Cook Zone

1.0 Property Description and Location

The subject property is located approximately 80 km south of the City of Timmins, Ontario in the northwest corner of MacMurchy Township. Access can be obtained by traveling west 27 km along Highway 560 from the town of Gowganda. The Cook Main Zone is located approximately 100 m northeast of Highway 560 along the southern shore of Ashburn Lake. Roughly 20 to 25% of the subject lease claim is covered by the waters of Ashburn Lake. The current property consists of a single lease claim numbered L341433 covering 62.01 acres according to the recent Ontario land survey map and forms an integral part of a larger land position held by KRL Resources Corp.

2.0 Property Geology

Drilling to date on the Cook Showing indicates that an assemblage of altered mafic metavolcanics and fuchsitic komatiites dipping steeply southwest are intruded by a feldspar porphryry dyke that conforms to the stratigraphy. The volcanic package in the hanging wall portion of the porphryry is comprised of an intercalated suite of calc-alkaline basalts, high Mg tholeiites and fuchsitic komatiites (Filo, 1994).

There are also a series of smaller porphyritc dykes in the hanging wall that may be apophyses off of the larger porphyritic intrusive associated with gold values. This larger porphyry is cut off by a quartz diabase dyke to the northwest which dips 85° to the southwest. Historical Tenendo Mining maps show the diabase striking 135° which coincides with the strike of the shearing within the carbonatized mafic volcanics in contact with the porphyry. The strike of this shear has been observed at the surface exposure of the Cook Main Zone and within a sheared carbonatized and graphitic mafic metavolcanic exposed approximately 100 m to the southeast along Highway 560.

This shear zone trending through the Cook Main Zone appears to be the logical extension of the Tyrrell Structural Zone which trends north-northwest through the Temex Juby Main Zone and the Goldeye Lacarte showing. In fact, the Cook Showing appears to share many similarities to these other mineralized showings with respect to pervasive Fe-carbonate alteration within mafic metavolcanics, sediments and komatiites, shearing, proximity of porphyritic intrusives and elevated sulphides. Late stage emplacement of quartz-carbonate veining within these auriferous settings may be the ingrediant required for gold mineralization.

Alteration within the Cook Main Zone consists primarily of Fe-carbonate, sericitization, silicification and elevated pyritic mineralization. Gold is found proximal to the main large porphyry and occurs within it as well with all or some of the following associations:

•

within brecciated calc-alkalic volcanics that are silicified and contain quartz-carbonate veining and minor pyrite (<1%).

Ashburn Lake
Hwy 560
1193736*
341433*
1190916*
1190912*
1182658*
1193846*
1193735*
1202537*
KC-3
KC-2
KC-8
KC-1,11,12
KC-5
KC-4
KC-10
KC-6
KC-7,9
492500 mE
493000 mE
493500 mE
494000 mE
5279000 mN
5278500 mN
5278000 mN
5277500 mN
5277000 mN
Int'l KRL Resources Corp.
Copper Hill Gold Project
Cook Zone
Drill Plan
Date:10/11/2004
Author:
Office: Vancouver
Drawing:
Scale: 1:10000
Projection: UTM Zone 17 (NAD83)
0
100
200
400
metres

Figure 28

•

brecciated porphyry in association with quartz-carbonate veining, Veining may be associated with graphite and in general, the porphyry contains approximately 2 to 3% pyrite overall.

•

veins of quartz-carbonate occurring within the hangingwall altered mafic volcanics and komatiites somewhat distal to the porphyry contacts.

•

gold values associated with intermixed sheared porphyry and volcanics in contact with a diabase dyke on the footwall portion of the main porphyry. Generally, pyrite is elevated (1 to 3%) and quartz-carbonate veining occurs both within the volcanics and the porphyry.

3.0 Exploration History

The Cook Property has been examined and worked extensively since the late 1930’s by numerous mining companies, with most of the work concentrated around the Cook Main Zone on the south shore of Ashburn Lake. An abbreviated account of previous work has been referenced from Filo’s 1994 "Geological Report on the Cook Prospect". In 1939, Sylvanite Gold Mines carried out mapping on the south shore of Ashburn Lake and followed by limited drilling totaling 697 feet. Three drill holes tested approximately 200 feet of strike length with best results occurring within DDH 3 returning 1.98 g/t gold over 5.76 m within feldspar porphyry and quartz veining.

 In 1952 the Bessey Mining Syndicate re-evaluated the Cook property with an eight drill hole program totaling 1839 feet testing the strike extent of the Cook Showing over 400 feet. The program was taken over by Tenendo Mining which drilled an additional 11 holes and tested the Cook Main Zone for 1250 feet. Some of the better intercepts included DDH T10 which intersected 2.46 g/t gold over 5.9 m and DDH T14 which intersected 8.74 g/t gold over 2.74 m.

In the 1980’s, Orcana drilled 12 holes on the Cook Main Zone over a strike length of 600 feet in a pattern extending from the south shore of Ashburn Lake at a trend of 135° to the southwest. It is believed that Orcana was attempting to substantiate earlier drill results from the Bessey and Tenendo drill programs. Best results from this drill program included 1.5 g/t gold over 9.8 m within the porphyry in drill hole Orc-8 and 4.93 g/t gold over 2.74 m in quartz-carbonate veins within altered basalts in drill hole Orc-3.

In the early 1990’s, Mr. Albert Decker initiated a mechanized stripping program over the Main Zone and this was followed up by a sampling and evaluation program by Royal Oak Mines. The results of the program were encouraging and a sample map can be found in Filo’s 1994 report on the Cook Property. In late 1994, an internal review and compilation report was completed on all historical data pertaining to the Cook Prospect.

This work led to a three drill hole program totaling 140 m designed to validate documented gold values as well as test the open pit potential of the Cook Zone under the Main Showing. The best value from this program was 3.67 g/t gold over 18.5 m. The three short drill holes all intersected substantial gold mineralization over a 46 meter strike length within bleached carbonatized and locally brecciated mafic metavolcanics surrounding a sericitized feldspar porphyritic intrusive. The mineralized zone was encountered approximately 22 m below surface with an interpreted sub vertical dip to the southwest and a true width of 15 m.

In 1996, KRL Resources Corp. completed a 2,272 meter drill program on the KRL/Cyprus joint venture land holdings and other adjoining KRL holdings including the Cook Lease and a small portion of the Obradovitch Option. The focus of this program was to drill test a series of IP anomalies with a similar geophysical signature to that of the Cook Main Showing. Drilling was also conducted to further test the Cook Main Showing along strike and to depth (Figure 28).

Two drill holes KC-11 and KC-12 were collared approximately 65 m south of the three 1995 drill holes with dips of 45 and 65°. Both drill holes intersected a mineralized zone which appear to be the down dip extension of the Main mineralized zone intersected in the three earlier holes dipping 80° sub-vertically to the southwest. Drill hole KC-11 intersected a mineralized zone within mafic tuffs and argillites associated with porphyritic intrusives which assayed 1.39 g/t gold over 8.0 m. KC-12 intersected 2.67 g/t gold over 13.0 m within fuchsitic ultramafics proximal to a shear zone.

An examination of a section prepared by Filo (1996) suggests that a major north trending and shallow dipping fault displaces the mineralized zone in KC-12. As Filo (1996) suggests, gold mineralization appears to be associated with a structural control such as a late shear rather than a stratigraphic control as mineralization occurs irrespective of lithology.

Drill holes KC-1 collared approximately 35 m southeast of KC-11 and 12 and KC-8 collared approximately 30 m northeast of KC-11 and 12, intersected a distinct zone of gold mineralization within an ultramafic unit proximal to a diabase dyke. The best intersection of this zone was in KC-1 which returned 1.57 g/t gold over 6.0 m.   Additional narrow low grade intersections were found within a bleached carbonatized tan mafic volcanic which hosted some of the better gold grade mineralization (3.67 g/t over 18.0 m) from the 1995 drilling program. Drill holes KC-2 and 3 were collared 250 m northwest of KC-11 and 12 to test two separate IP targets and intersected a singular value of 3.26 g/t gold over 0.7 m in the bleached carbonatized mafic volcanics. A graphitic zone intersected in KC-2 was thought to be the source of the IP anomaly. KC-3 intersected a suite of intercalated mudstone and pyritic mafic tuffs similar to the gold bearing sequence in KC-12 believed to be the source of an IP chargeability anomaly.

Drill holes KC-4 and KC-10 were collared 600 and 900 m southeast of the Cook Main Zone, respectively. Both of these drill holes encountered bleached carbonatized mafic volcanics, large brecciated porphyritic intrusives and altered fuchsitic ultramafics. Although neither of these drill holes encountered any significant mineralization, they demonstrated that the environment and stratigraphy known to host gold on the Cook Main Showing, continued for at least 900 m to the southeast.

4.0 Conclusions and Recommendations

The Cook Main Showing possesses intriguing gold grade intersections which certainly merit further investigation, however, historically, a relatively limited strike extent has been established which would require further expansion. The most encouraging gold grades have occurred within a 50 meter strike extent localized around the Cook Main showing. Historic drill holes KC-4 and KC-10 demonstrated that the same geological setting continues 900 m to the southeast. This suggests that the ground between the Cook Main Showing and drill holes KC-4 and KC-10 is considered highly prospective for gold mineralization. Consequently, a program of step-out drill holes on lines 4E to 8E, collared at 0 + 50S, each 150 m in length is proposed to test for additional gold mineralization. Concurrently, a detailed geochemical soil sampling program over the current grid is proposed utilizing one or two different geochemical leach methods (MMI and enzyme leach) in order to define additional gold bearing anomalies for further drill hole targeting. A break down of the proposed program is as follows:

COST ESTIMATE

Drilling NQ, 750 m @ $75 per meter                                                           $56,250.00

Refurbishing grid lines, soil geochem                                                          $ 8,400.00

Analytical Costs                                                                                            $ 5,000.00

Technical Geological Support                                                                      $ 2,100.00

Contingencies @ 15 per cent                                                                        $10,763.00

Total                                                                                                             $82,513.00

The Decker Property

1.0 Property Description and Location

The Decker property is located in northeastern Ontario centered on Longitude 81° 05’ and Latitude 47° 41’, 85 km south of Timmins, Ontario. The eastern part of the property can be accessed by traveling 81 km east on Highway 560 from the turn-off at Highway 144 to the power line at Hydro Creek. There a gravel road turns north and the northwest part of the property is accessed by a system of new logging roads between Natal Lake and the West Montreal River. Elevations on the property range from 340 to 400 m with rounded outcropping knolls covered in part by glacial deposits and separated by swamps (Watkins, 1998). Part of the area has recently been clear-cut of timber and thick second growths of poplar and pine cover other areas. Drainage is northeasterly into Pigeon Lake through the West Montreal River that courses through the center of the property (Watkins, 1998).

The Decker Property consists of 58 contiguous mining claims including 10 mineral leases or approximately 3040 acres within Knight and Natal Townships. The property straddles the Sudbury/Timiskaming District boundary. Previously, the Decker property consisted of mineral leases and a series of staked claims immediately to the east of the mineral leases. The property now includes all of the Decker property and various holdings once held by Cross Lake Minerals (Filo, 2004).

2.0 Property Geology

Most of the Decker property is underlain by an intercalated suite of northwesterly trending ultramafics and mafic volcanics (Filo, 2004). This suite of ultramafics and mafic volcanics is in turn overlain by younger intermediate to felsic volcanics sometimes associated with graphitic horizons (Filo, 2004). The property can be divided into two distinct geological domains separated by the north trending Hydro Creek fault. West of the fault, the property is underlain by Timiskaming age hornblende phyric agglomerate with lesser, finer grained bedded tuff and lapilli tuff (Watkins, 1998). These volcaniclastic to epiclastic rocks generally trend easterly to northeasterly, dip steeply and top to the north (Watkins, 1998). This Timiskaming assemblage is interpreted as representing a vent proximal volcanic facies grading to a more distal facies of bedded tuff (Watkins, 1998).

East of the Hydro Creek fault, the property is underlain by a northerly trending, steeply dipping east facing section of Kidd-Munro komatiites and basaltic flows with dacite lapilli agglomerate and beds of pyritic and graphitic argillite often associated with basaltic tuff (Watkins, 1998). No Timiskaming age volcanic rocks have been recognized east of the Hydro Creek fault. Intruding these Kidd-Munro volcanics is a north-northwest trending fine grained, hornblende phyric syenite. The intrusion appears to be an apophysis of a larger alkalic-subalkalic complex centered in northwest Tyrrell Township (Figure 29). Gold mineralization on the Decker property is spatially associated with these Timiskaming age intrusives (Watkins, 1998).

Overlying these Archean assemblages are Proterozoic Gowganda sediments with the contact marked by a distinct unconformity. Late Matachewan diabase dykes crosscut these sequences and are especially prevalent east of Moon Lake (Filo, 2004). Two main fault sets transect the property with one set trending north to northwest and a second trending northeasterly. The volcanic assemblages in the area strike at 330-340°. A northwest-southeast synclinal axis cuts the southwest corner of the property. It has been postulated that an anticlinal axis may strike 330 to 340° through Arthur Lake (Livgard, 1993).

Two types of mineralization are recognized on the Decker Property. The first type includes a number of quartz-rich veins hosted in altered hornblende phyric syenite and komatiite. The second type of mineralization includes anomalous concentrations of zinc and gold occurring in beds of pyritic graphitic sediments within komatiitic flows (Watkins, 1998).

The Decker gold prospects consist of two subparallel veins 50 to 70 m apart known as the East and West breaks. The veins occur within north trending sub vertically dipping shears up to 1 meter wide possessing quartz veins up to 20 cm thick. These quartz veins are mineralized with disseminated pyrite and rare massive pyrite concentrations (Watkins, 1998). Both mineralized structures have been traced for about 300 m. The East break occurs within the vicinity of a fault localized at the hornblende phyric syenite and komatiite contact. The West break occurs within altered komatiite and continues north into the syenite (Watkins, 1998).

Alteration within both structures consists of incipient to pervasive carbonatization, sericitization and/or fuchsitic alteration with scattered mineralized quartz veinlets enveloping the structure. High gold values occur within the narrow quartz veins in both structures and are related to elevated pyrite content (Watkins, 1998).

3.0 Exploration History

Most of the past exploration has focused on a number of gold prospects located on the patented claims known as the Decker lease. In 1939 Hollinger Consolidated Gold Mines Ltd. optioned the property from Albert Decker and carried out trenching and sampling. In 1944 Camdeck Gold

NATAL TWP.
KNIGHT TWP.
Transmission Line
LEGEND
Decker Claim Block
KRL Claim
Highway
Road
Township Boundary
Pigeon Lake
Ni,Zn,Au
Ni,Zn
Au
Cu
Drill Area
Hwy 560
Figure 29
Int. KRL Resources Corp.
DECKER CLAIM BLOCK
Knight and Natal Townships, Ontario
Geology Map
0 250 500 1000
metres

N
L 0+00S
L 1+00S
L 2+00S
L 3+00S
L37610
L37608
L37609
L37611
1189822
NATAL TWP.
KNIGHT TWP.
1000+00W
L 8+00N
L 7+00N
L 6+00N
L 5+00N
L 4+00N
L 3+50N
L 3+00N
L 2+50N
L 2+00N
L 1+00N
L 0+00
L 1+00S
L 2+00S
L 3+00S
AD-15
AD-16
AD-5
AD-17
AD-1
AD-2
AD-20
AD-9
AD-7
AD-14
AD-8
AD-3
AD-26
AD-25
AD-24
AD-5
AD-22
AD-23
AD-4
AD-12
AD-10&11
AD-28
AD-18
AD-29
AD-30
AD-21
AD-19
FAULTED ZONE 1 TREND
LG ZONE TREND
TIGER ZONE TREND
1189823
L37626
L37627
L37625
L37628
1189824
1189826
MOON
LAKE
TIGER
LAKE
L37624
L37629
1189825
1189827
1189828
W.P.
KNIGHT TWP.
TYRRELL TWP.
LEGEND
SYMBOL
DENOTES
ORIGINAL ZONE 1 PIT
14 g/tonne Au
(LOCATION APPROXIMATE)
GOLD PIT
4.43 g/tonne Au
(LOCATION APPROXIMATE)
SURVEYED DIAMOND DRILL HOLE
2004 DIAMOND DRILL HOLE
CLAIM LINE
L37627
LEASED CLAIM #
1189828
CLAIM
CUT GRID WITH PICKETS
CLAIM POST LOCATION
W.P.
WITNESS POST LOCATION
REFERENCE LINES
(NOT CUT IN FIELD)
NOTE:
PICKETS IN FIELD,WEST OF BASELINE,
INCORRECTLY LABELLED "E" INSTEAD OF "W"

NOTE:
SURVEY COORDINATES ARE BASED ON A GRID WHERE GRID NORTH IS ASTRONOMIC AZIMUTH 340°.
SURVEY COORDINATES DIFFER FROM GEOLOGY GRID COORDINATES AS MORE PRECISE METHODS WERE USED DURING THE SURVEY.

2004 SURVEY DATA

				ASTRONOMIC AZIMUTH		
AD-22	N175	W1035	EL.1016	AZ. 70°	DIP -53°	L=154m
AD-23	N175	W1012.5	EL.1017	AZ. 70°	DIP -53°	L=63m
AD-24	N215	W1023	EL.1014	AZ. 45°	DIP -45°	L=52m
AD-25	N212.5	W1080	EL.1014	AZ. 70°	DIP -53°	L=177m
AD-26	N250	W1045	EL.1014	AZ. 70°	DIP -53°	L=165m
AD-28	N120	W1202	EL.1010	AZ. 70°	DIP -50°	L=152
AD-29	S175	W1170	EL.1009	AZ. 70°	DIP -50°	L=108
AD-30	S200	W1180	EL.1009	AZ. 70°	DIP -60°	L=120m

100 0 200m

Figure 30

International KRL Resources Corp.

SHINING TREE AREA

DECKER PROSPECT

DRILL HOLE LOCATION MAP

SCALE AS SHOWN

Mines Ltd. optioned the property and drilled 22 holes totaling 625 m. In 1948 Albert Decker carried out trenching on the gold structures. In 1950 Becnite Mines Ltd. drilled nine holes. In 1958 Wexford Mines Ltd. drilled five holes and in 1965 Initiative Exploration Ltd. drilled six holes totaling 800 m (Watkins, 1998).

In 1992 KRL Resources Corp. optioned the Decker patented claims and entered into a joint venture with Cross Lake Minerals. A drill program comprised of six drill holes totaling 887 m was completed on the Arthur Lake Prospect immediately south of Arthur Lake on what was referred to as the central grid. The initiative was based on following up on potential base metal targets from ground magnetic and horizontal loop EM anomalies (Filo, 1992). Anomalous gold values and elevated zinc values were encountered on the mineralized system later referred to as the East Break by Watkins (1998).

In 1993 KRL Resources Corp. entered into a joint venture partnership with SEG Exploration Inc. Ground geophysics was performed over the Decker prospects as well as 3,372 m of diamond drilling in 21 drill holes centered on geophysical anomalies. Drill hole AD-1 returned the best intersection with 16.38 g/t Au over 2.3 m and a low grade interval of 0.20 g/t Au over 19.8 m. A high silver value of 12.2 ppm Ag also returned 20.80 g/t Au. Another drill hole AD-5 intersected the second type of mineralization and returned 3.81% Zn and 0.59 g/t Au over 2.55 m within graphitic and pyritic sediments intercalated with komatiitic flows (Watkins, 1998).

 In 1995 KRL Resources Corp. drilled one hole totaling 92 m west of the Decker prospects on claim L37626 and drilled three drill holes on claims 1134040 and 1134042 known as the Perkins option. The present Decker property was enlarged by staking and ground acquisition. In 1997 Copper Dome Mines Ltd. optioned the property from KRL Resources Corp. In 1998 Copper Dome Mines Ltd. retained the services of two geologists, John Watkins and Dave Melling to evaluate the mine potential of the Decker property and make recommendations.

Watkins and Melling (1998) categorized the Decker gold prospects as belonging to a distinct class of gold deposits spatially associated with monzonite to syenite stocks and dykes intruded along major fault zones. Deposits of this type occur proximal to major fault zones in association with slivers of Timiskaming-type sedimentary and volcaniclastic rocks. These slivers of Timiskaming-type sedimentary and volcaniclastic rocks occur along restricted segments of fault zones where they are preserved as synclinal keels. The syenite intrusions are often small and elongated subparallel to the overall structural trend where they are commonly surrounded by small satellite dykes (Watkins, 1998). Watkins concluded that the best potential geological setting hosting a gold deposit occurred east of the Hydro Creek Fault but felt that enough prospecting, geophysical surveys and diamond drilling had been done and recommended no further work.

In 2004 joint venture partners KRL Resources Corp., Hemlo North Shore Inc. and Harte Resources Corp. carried out a 1,009 meter drill program on the Decker prospect. The purpose of the program was to follow up on the gold zones originally discovered by KRL during the 1993-1994 drill program. To date, at least five independent mineralized zones have been established on the Decker property (Figure 30). The southernmost Tiger Zone consists of a mineralized pyritic graphitic zone with low grade gold values trending 315° northwest and dipping steeply to the southwest. In 1993 drill hole AD-18 intersected 1.13 g/t Au over 11.00 m. In 2004 AD-28 collared 25 m north of AD-18 intersected 0.62 g/t Au over 13.71 m including 4.19 g/t Au over 1.0 m. This system appears to be untested to the northwest. The LG Zone lies approximately 300 m north of the Tiger Zone and was intersected within a tan bleached carbonatized mafic metavolcanic. The initial discovery drill hole AD-04 intersected 2.46 g/t Au over 9.0 m.

Two drill holes, AD-22 and AD-23 collared 16 m north of AD-04, intersected the LG Zone with less encouraging values. AD-22 encountered the LG Zone in a similar lithology with an intercept of 0.92 g/t Au over 8.72 m including 5.52 g/t Au over 0.43 m. AD-23 drilled up dip of AD-22 intersecting 14.43 g/t Au over 2.0 m within a feldspar porphyritic unit. Approximately 50 m east of the LG zone lies a secondary target comprised of a gold bearing graphitic horizon associated with an anomalous zinc zone referred to as the Zinc Zone B or ZZB. The best values from the ZZB occurred in AD-03, collared approximately 170 m north of AD-04, which intersected 0.51% zinc over 9.75 m (Filo, 2004).

The ZZB displays a certain consistency with elevated zinc values occurring within a bleached carbonatized mafic volcanic overlain by a graphitic horizon with anomalous gold grades. Another zone, Zinc Zone A, appears to occur higher in the stratigraphic sequence within the hangingwall portion of the LG Zone although elevated zinc and anomalous gold grades generally occur over narrower widths. The three mineralized systems LG, ZZA and ZZB are generally grouped together as the LG Zone Trend. Approximately 400 m to the north of the LG Zone Trend is the Faulted Zone Trend which has been designated as Zone #1 and Zone #2 by Filo (2004) and which correspond to Watkins designations as the West and East Breaks respectively (Figure 32).

An appraisal of these mineralized systems suggests a strong relationship between the Tiger Zone and the ZZB. Both zones generally occur within bleached carbonatized mafic volcanics associated with graphitic seams and both systems appear to be trending roughly north-south. Gold grades appear to be similar as well with stronger anomalous zinc grades to the north within the LG Zone Trend. This further implies that the strike extent of this sedimentary volcaniclastic setting is at least 500 metres if intersected in AD-03 and AD-18. Both the West Break and LG Zones bear striking similarities as well with both zones appearing to be positioned in the same structural setting with similar attitudes and associated with intermediate intrusive dykes or feldspar porphyry dykes. These zones are similar to the Cook geological setting with gold values generally occurring irrespective of primary lithologies but influenced by alteration and the emplacement of late quartz-carbonate veining. As reiterated by Filo (1996), gold mineralization may be more of a function of late structural control rather than stratigraphic control.

These broad assumptions would further imply that the LG Zone may have a strike extent of at least 400 metres. In any event, further work on these mineralized gold bearing systems should be predicated on the basis that these systems may not be independent gold bearing shoots but rather structurally influenced mineralized systems that may be correlated with one another.

4.0 Conclusions and Recommendations

Drilling to date would indicate that gold mineralized systems within the Decker property striking oblique to north-south occur within a favourable geological setting comprised of altered carbonatized mafic metavolcanics, fuschitic komatiites, graphitic argillites and associated altered feldspar intrusives and hornblende phyric syenites. Previous work would suggest that these disparate auriferous systems may be linked and may be traceable over hundreds of meters of strike length. As well, many of these systems appear to be open at depth. A drill program with the aim of establishing continuity between these mineralized systems would be recommended. A determination of the geometry of these gold bearing systems would set the stage for further delineation of the systems and exploration at depth. An initial phase of drilling would consist of deepening many of the present drill holes to intersect additional gold bearing systems and is categorized in the table below:

TABLE 7: Proposed Diamond Drill hole Extensions- Decker Zone

Drill holes to Extend	Additional Depth (Meters)	Zone to Intersect
AD-2	100	West Break
AD-3	100	East Break
AD-5	150	Zinc Zone B
AD-8	125	East and West Break
AD-14	75	East and West Break
AD-17	100	East Break
TOTAL	650 Meters

The second phase of drilling would consist of drill holes designed as infill drill holes to establish continuity between disparate mineralized systems. The locations for these drill holes are tabled below:

TABLE 8: Proposed Diamond Drill Hole Locations- Decker Zone

Northing	Easting	Depth (Meters)	Dip	Azimuth
0 +00 N	1200 W	200	-45	070
1 + 00 N	1200 W	200	-45	070
3 + 00 N	1200 W	200	-45	070
4 + 00 N	1200 W	200	-45	070
5 + 00 N	1200 W	200	-45	070
7 + 00 N	1200 W	200	-45	070
TOTAL		1200 Meters

A total of 1,850 Meters of drilling is recommended.

COST ESTIMATE FOR THE DECKER ZONE

First Phase

Drilling NQ, 1850 Meters @ $75 per meter                          $138,750.00

Analytical Costs                                                                     $  15,000.00

Technical Geological Support                                               $   55,000.00

Contingencies @ 15 per cent                                                 $   31,313.00

Total                                                                                      $240,063.00

References

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Ayer, J. A. et al., 1999, Geological Compilation of the Abitibi Greenstone Belt in Ontario: Toward a Revised Stratigraphy Based on Compilation and New Geochronolgy Results; Summary of Field Work and Other Activities, Ontario Geological Survey, Misc. Paper 169, p.14-24.

Beecham, A.W., 1997, Tyrrell Township Property Technical Report; Internal Report for Goldeye Explorations Ltd., Report 8 p.

Caldbick, P., 2004, Assessment Report on the Golden Sylvia Area of the Copper Hill Property Shining Tree Area, MacMurchy Twp., Larder Lake Mining Division Ontario, Canada, Internal Report for KRL Resources Corp. Report, 8 p.

Carter, M.W.,1977, Geology of MacMurchy and Tyrrell Townships, District of Sudbury and Temiskaming, Ontario Geological Survey Report 152.

Carter, M.W.,1983, Geology of Natal and Knight Townships, District of Sudbury and Temiskaming, Ontario Geological Survey Report 225.

Carter, M.W. 1987, Geology of Shining Tree Area, District of Sudbury and Temiskaming, Ontario Geological Survey Report 240.

Carter, M.W. 1989, Geology of Shining Tree Area, District of Sudbury and Temiskaming, Map 2510; Precambrian Geology Series, scale:1:50000

Filo, J.K., 1992, Progress Report on Diamond Drilling for KRL Resources Corp/Cross Lake Minerals Joint Venture Knight and Natal Townships Arthur Lake Prospect Shining Tree Area Northern Ontario; Internal Report for KRL Resources Corp. Report, 15 p.

Filo, J. K.,1994, Progress Report on Diamond Drilling For KRL Resources Corp. SEG Exploration Inc. Joint Venture, Knight and Natal Townships, Decker Prospect, Shining Tree Area, Northern Ontario; Internal Report for KRL Resources Corp. Report, 13 p.

Filo, J.K., 1994, Geological Report on the Cook Prospect in MacMurchy Twp, District of Sudbury Shining Tree Area of Northern Ontario for KRL Resources Corp. 13 p.

Filo, J.K., 1995, Diamond Drill Report for KRL Resources Corp. on Shining Tree Area Properties Within Knight, Natal & MacMurchy Twps. Northern Ontario; Internal Report for KRL Resources Corp. Report, 9 p.

Filo, J.K., 1995, Geological Progress Report on the Obradovich Option in MacMurchy Twp District of Sudbury Shining Tree Area of Northern Ontario for KRL Resources Corp., Internal Report for KRL Resources Corp. Report, 8 p

Filo, J.K., 1996, Diamond Drill Report on Shining Tree Area Properties Including KRL/Cyprus Joint Venture Holdings, Cook Lease and a Portion of the Obradovitch Option Within MacMurchy Township, Northern Ontario; Internal Report for KRL Resources Corp. Report, 9 p

Filo, J.K., 2003, Diamond Drill Report For International KRL Resources Corp. on the Copper Hill Gold Property Golden Sylvia and Jude Gold Prospects Located in the Gowganda Area Larder Lake Mining Division, Ontario; Internal Report for KRL Resources Corp. Report, 9 p

Filo, J.K., 2004, Progress Report on Diamond Drilling for the International KRL Resources Corp Hemlo North Shore and Harte Resources Corp Decker Prospect Joint Venture in Knight and Natal Townships Shining Tree – Gowganda Area

Goldeye Explorations Ltd., press release, Feb. 19, 2004, Goldeye Explorations Tyrrell Twp. Lacarte Zone Drilling Demonstrates Continuation of the Lacarte Zone to the East, 4 p.

Henderson, Marriette, 2004, International KRL Shining Tree Property; Internal KRL Resources Corp. Report, 3 p.

Hunter, A.D., 1998, The Copper Hill Property Technical Report and Recommendations MacMurchy and Churchill Townships Larder Lake Mining Division Northeastern, Ontario NTS:41P/11 prepared for KRL Resources Corp., Internal Report, 15 p.

Johns, G.W.,1996, Reappraisal of the Geology of the Shining Tree Area; Districts of Sudbury and Temiskaming, Summary of Field Work and Other Activities, Ontario Geological Survey, Miscellaneous Paper 166. p. 13-15.

Johns, G.W.,1997, Reappraisal of the Geology of the Shining Tree Area (Tyrrell Twp); Districts of Sudbury and Temiskaming, Summary of Field Work and Other Activities, Ontario Geological Survey, Miscellaneous Paper 168 p. 26-29.

Johns, G.W. et al.,1999, Reappraisal of the Geology of the Shining Tree Area (east part); Districts of Sudbury and Temiskaming, Summary of Field Work and Other Activities, Ontario Geological Survey, Miscellaneous Paper 168 p. 43-50.

Johns, G.W., 1999, Precambrian Geology Shining Tree Area (east half), Ontario Geological Survey, Preliminary Map  P 3389; scale: 1:30000.

Kerswill, J.A., 1996, Iron-Formation – Hosted Statabound Gold, Geology of Canadian Mineral Deposit Types; Geological Survey of Canada, Geology of Canada, no. 8, p. 367-382.

Lebel, J.L., 2000, Report on the Copper Hill Property Larder Lake Mining Division Ontario NTS 41P/11 for KRL Resources Corp., Internal Report 12 p.

Lebel, J.L., 2003, Assessment Report on Soil Geochemical Survey Trenching Claim Line Cutting and Road Work on the Golden Sylvia (30N and 31N Zones) and Golden Sylvia Iron Formation Zones Copper Hill Property Larder Lake Mining Division Ontario NTS 41P/11 for International KRL Resources Corp. Internal Report 4p.

Livgard, Egil and Tagliamonte, Frank., 1993, Report on the Shining Tree Property Knight and Natal Townships District of Sudbury, Ontario for SEG Exploration Inc., Report 30 p.

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Meixner, H.M., 2004, 2003-2004 Drilling Report on the Michaud Gold Property Michaud Township, Ontario Larder Lake Mining Division –Matheson Area Internal Report for Acrex Ventures Ltd., 59 p.

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CERTIFICATE OF AUTHOR

Peter M. Caldbick

Caldbick Geological Services

890 Mahoney Road, Timmins , Ont., P4N-7C3

Tel: 705-267-8314

E-mail: paleo@ntl.sympatico.ca

I, Peter Caldbick, P.Geo, residing at 890 Mahoney Road, Timmins, Ontario, do certify that:

1.

I am a consulting geologist of Caldbick Geological Services currently consulting for International KRL Resources Corp.

2.

I graduated with a Bachelor of Science in Geology from the University of Toronto in 1983. In addition, I have obtained an Environmental Assessment Certificate from Lakehead University in 1994.

3.

I am a member in good standing of the Association of Professional Geoscientists of Ontario, Membership # 0985 and a member of the Prospectors and Developers Association of Canada.

4.

I have been employed continuously as a geologist for the past 21 years since my graduation from University.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI-43-101.

6.

I have had prior involvement with the property that is the subject of the Technical Report. The nature of my prior involvement was the supervision of a drill program during the months of June to October, 2004. I have also examined drill core, conducted site visits and examined all available literature with respect to the Copper Hill, Jude, Cook and Decker properties.

7.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8.

I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

9.

I have read National Instrument 43-101 and form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 19th day of November 2004.

APPENDIX A

Table 1: RC Drill Hole Summaries for Golden Sylvia Project

TABLE 1. RC Drill Hole Summaries

HOLE ID	FROM	TO	LITHOLOGY
	(m)	(m)
RCGS-04-01	0.00	1.22	Overburden (OB)
	1.22	8.41	Chloritic Chert (1F)
	8.41	11.47	Jasperoidal Chert (1E)
	11.47	16.57	Chloritic Chert (1F)
	16.57	21.67	Ankeritic Chert (1D)
	21.67	22.69	Jasperoidal Chert (1E)
	22.69	23.71	Ankeritic Chert (1D)
	23.71	25.75	Chloritic Chert (1F)
	25.75	27.79	Ankeritic Chert (1D)
	27.79	30.85	Pyritic Chert (1A)
	30.85	34.93	Ankeritic Chert (1D)
	34.93	35.95	Chloritic Chert (1F)
	35.95	40.03	Ankeritic Chert (1D)
	40.03	44.11	Jasperoidal Chert (1E)
	44.11	46.15	Ankeritic Chert (1D)
	46.15	47.17	Mafic Meta-Volcanic (2)
	47.17	50.23	Ankeritic Chert (1D)
	50.23	51.25	Pyritic Chert (1A)
	51.25	57.37	Ankeritic Chert (1D)
	57.37	60.43	Jasperoidal Chert (1E)
	60.43	62.47	Ankeritic Chert (1D)
	62.47	64.51	Jasperoidal Chert (1E)
	64.51	68.59	Ankeritic Chert (1D)
	68.59	70.63	Jasperoidal Chert (1E)
	70.63	73.69	Ankeritic Chert (1D)
	73.69	75.73	Jasperoidal Chert (1E)
	75.73	78.79	Ankeritic Chert (1D)
	78.79	83.89	Pyritic Chert (1A)
	83.89	87.97	Ankeritic Chert (1D)
			EOH: 87.97m
RCGS-04-02	0.00	2.04	Overburden (OB)
	2.04	14.28	Silicified Chert (1C)
	14.28	15.30	Pyritic Chert (1A)
	15.30	17.34	Leucoxene Phyric Mafic Meta-Volcanic (3)
	17.34	20.40	Graphitic Chert (1G)
	20.40	22.44	Chloritic Chert (1F)
	22.44	24.48	Silicified Chert (1C)
	24.48	26.52	Pyritic Chert (1A)
	26.52	43.86	Silicified Chert (1C)
	43.86	44.88	Pyritic Chert (1A)
	44.88	43.90	Silicified Chert (1C)
	43.90	47.94	Mafic Meta-Volcanic (2)
	47.94	63.24	Silicified Chert (1C)
	63.24	67.32	Chloritic Chert (1F)
	67.32	102.00	Silicified Chert (1C)
			EOH: 102.00m
RCGS-04-03	0.00	2.04	Overburden (OB)
	2.04	10.20	Silicified Chert (1C)
	10.20	11.22	Mafic Meta-Volcanic (2)
	11.22	33.66	Silicified Chert (1C)
	33.66	34.68	Pyritic Chert (1A)
	34.68	36.72	Silicified Chert (1C)
	36.72	38.76	Pyritic Chert (1A)
	38.76	40.80	Silicified Chert (1C)
	40.80	45.90	Pyritic Chert (1A)
	45.90	89.76	Silicified Chert (1C)
			EOH:89.76m
RCGS-04-04	0.00	4.12	Overburden (OB)
	4.12	4.57	Pyritic Chert (1A)
	4.57	10.69	Chloritic Chert (1F)
	10.69	11.71	Silicified Chert (1C)
	11.71	14.77	Jasperoidal Chert (1E)
	14.77	15.79	Chloritic Chert (1F)
	15.79	18.85	Silicified Chert (1C)
	18.85	24.97	Chloritic Chert (1F)
	24.97	27.01	Silicified Chert (1C)
	27.01	32.11	Chloritic Chert (1F)
	32.11	34.15	Silicified Chert (1C)
	34.15	35.17	Chloritic Chert (1F)
	35.17	36.19	Silicified Chert (1C)
	36.19	37.21	Chloritic Chert (1F)
	37.21	39.25	Silicified Chert (1C)
	39.25	40.27	Pyritic Chert (1A)
	40.27	43.33	Ankeritic Chert (1D)/ Silicified Chert (1C)
	43.33	47.41	Silicified Chert (1C)
	47.41	50.47	Magnetite -rich Chert (1B)
	50.47	52.51	Silicified Chert (1C)
	52.51	57.61	Ankeritic Chert (1D)
	57.61	59.63	Chloritic Chert (1F)
	59.63	62.71	Ankeritic Chert (1D)
	62.71	66.79	Chloritic Chert (1F)
	66.79	67.81	Ankeritic Chert (1D)
	67.81	71.89	Chloritic Chert (1F)
	71.89	72.91	Magnetite -rich Chert (1B)
	72.91	84.13	Ankeritic Chert (1D)
	84.13	88.21	Magnetite -rich Chert (1B)
	88.21	90.25	Ankeritic Chert (1D)
	90.25	93.31	Silicified Chert (1C)
	93.31	101.97	Ankeritic Chert (1D)
	101.47	111.67	Silicified Chert (1C)
			EOH: 111.67m
RCGS-04-05	0.00	4.12	Overburden (OB)
	4.12	4.57	Silicified Chert (1C)
	4.57	5.59	Graphitic Chert (1G)
	5.59	13.75	Chloritic Chert (1F)
	13.75	16.81	Graphitic Chert (1G)
	16.81	20.89	Silicified Chert (1C)
	20.89	21.91	Ankeritic Chert (1D)
	21.91	23.95	Silicified Chert (1C)
	23.95	24.97	Ankeritic Chert (1D)
	24.97	30.07	Silicified Chert (1C)
	30.07	31.09	Ankeritic Chert (1D)
	31.09	35.17	Silicified Chert (1C)
	35.17	36.19	Chloritic Chert (1F)
	36.19	41.29	Ankeritic Chert (1D)
	41.29	47.41	Silicified Chert (1C)
	47.41	51.49	Chloritic Chert (1F)
	51.49	52.51	Ankeritic Chert (1D)
	52.51	54.55	Chloritic Chert (1F)
	54.55	55.57	Silicified Chert (1C)
	55.57	57.61	Ankeritic Chert (1D)
	57.61	58.63	Silicified Chert (1C)
	58.63	60.67	Graphitic Chert (1G)
	60.67	64.75	Chloritic Chert (1F)
	64.75	65.77	Graphitic Chert (1G)
	65.77	70.87	Mafic Meta-Volcanic (2)
	70.87	72.91	Graphitic Chert (1G)
			EOH: 72.91m
RCGS-04-06	0.00	2.74	Overburden (OB)
	2.74	4.98	Silicified Chert (1C)
	4.98	6.00	Pyritic Chert (1A)
	6.00	26.40	Leucoxene Phyric Mafic Meta-Volcanic (3)
	26.40	32.52	Diabase (5)
	32.52	33.54	Leucoxene Phyric Mafic Meta-Volcanic (3)
	33.54	34.56	Graphitic Chert (1G)
	34.56	35.58	Pyritic Chert (1A)
	35.58	38.64	Leucoxene Phyric Mafic Meta-Volcanic (3)
	38.64	39.66	Graphitic Chert (1G)
	39.66	43.74	Leucoxene Phyric Mafic Meta-Volcanic (3)
	43.74	52.92	Graphitic Chert (1G)
	52.92	55.98	Pyritic Chert (1A)
	55.98	103.92	Leucoxene Phyric Mafic Meta-Volcanic (3)
	103.92	104.94	Graphitic Chert (1G)
	104.94	105.96	Leucoxene Phyric Mafic Meta-Volcanic (3)
			EOH: 105.96m
RCGS-04-07	0.00	3.35	Overburden (OB)
	3.35	4.37	Ankeritic Chert (1D)
	4.37	5.39	Chloritic Chert (1F)
	5.39	10.49	Ankeritic Chert (1D)
	10.49	22.73	Leucoxene Phyric Mafic Meta-Volcanic (3)
	22.73	35.99	Jasperoidal Chert (1E)
	35.99	42.11	Chloritic Chert (1F)
	42.11	44.15	Silicified Chert (1C)
	44.15	49.25	Graphitic Chert (1G)
	49.25	55.37	Chloritic Chert (1F)
	55.37	56.39	Magnetite -rich Chert (1B)
	56.39	59.45	Mafic Meta-Volcanic (2)
	59.45	60.47	Diabase (5)
	60.47	62.51	Chloritic Chert (1F)
	62.51	69.65	Ankeritic Chert (1D)
	69.65	70.67	Pyritic Chert (1A)
	70.67	71.69	Chloritic Chert (1F)
	71.69	76.79	Pyritic Chert (1A)
	76.79	79.85	Leucoxene Phyric Mafic Meta-Volcanic (3)
	79.85	80.87	Graphitic Chert (1G)
	80.87	81.89	Silicified Chert (1C)
	81.89	88.01	Graphitic Chert (1G)
	88.01	89.03	Pyritic Chert (1A)
	89.03	91.07	Leucoxene Phyric Mafic Meta-Volcanic (3)
	91.07	94.15	Pyritic Chert (1A)
	94.15	95.15	Graphitic Chert (1G)
	95.15	96.17	Mafic Meta-Volcanic (2)
	96.17	99.23	Leucoxene Phyric Mafic Meta-Volcanic (3)
	99.23	100.25	Pyritic Chert (1A)
	100.25	103.31	Leucoxene Phyric Mafic Meta-Volcanic (3)
			EOH:103.31m
RCGS-04-08	0.00	3.35	Overburden (OB)
	3.35	5.39	Pyritic Chert (1A)
	5.39	7.43	Ankeritic Chert (1D)
	7.43	16.61	Silicified Chert (1C)
	16.61	20.69	Mafic Meta-Volcanic (2)
	20.69	22.73	Silicified Chert (1C)
	22.73	46.19	Mafic Meta-Volcanic (2)
	46.19	66.59	Diabase (5)
	66.59	73.73	Mafic Meta-Volcanic (2)
	73.73	91.07	Silicified Chert (1C)
	91.07	105.35	Mafic Meta-Volcanic (2)
			EOH: 105.35m
RCGS-04-09	0.00	0.61	Overburden (OB)
	0.61	5.91	Ankeritic Chert (1D)
	5.91	7.95	Chloritic Chert (1F)
	7.95	9.99	Ankeritic Chert (1D)
	9.99	13.05	Graphitic Chert (1G)
	13.05	15.09	Chloritic Chert (1F)
	15.09	16.11	Pyritic Chert (1A)
	16.11	17.13	Chloritic Chert (1F)
	17.13	19.17	Ankeritic Chert (1D)
	19.17	26.31	Magnetite -rich Chert (1B)
	26.31	28.35	Graphitic Chert (1G)
	28.35	63.03	Diabase (5)
	63.03	68.13	Mafic Meta-Volcanic (2)
	68.13	72.21	Chloritic Chert (1F)
	72.21	77.31	Mafic Meta-Volcanic (2)
	77.31	78.33	Chloritic Chert (1F)
	78.33	80.37	Magnetite -rich Chert (1B)
	80.37	82.41	Ankeritic Chert (1D)
	82.41	86.49	Silicified Chert (1C)
	86.49	88.53	Chloritic Chert (1F)
	88.53	89.55	Silicified Chert (1C)
	89.55	91.59	Ankeritic Chert (1D)
	91.59	92.61	Silicified Chert (1C)
	92.61	93.63	Graphitic Chert (1G)
	93.63	94.65	Pyritic Chert (1A)
			EOH: 94.65m
RCGS-04-10	0.00	3.35	Overburden (OB)
	3.35	4.57	Ankeritic Chert (1D)
	4.57	9.67	Chloritic Chert (1F)
(Continued)	9.67	11.71	Ankeritic Chert (1D)
	11.71	18.85	Jasperoidal Chert (1E)
	18.85	21.91	Graphitic Chert (1G)
	21.91	23.95	Chloritic Chert (1F)
	23.95	25.99	Ankeritic Chert (1D)
	25.99	30.07	Chloritic Chert (1F)
	30.07	34.15	Magnetite -rich Chert (1B)
	34.15	37.21	Chloritic Chert (1F)
	37.21	38.23	Silicified Chert (1C)
	38.23	39.25	Chloritic Chert (1F)
	39.25	40.27	Pyritic Chert (1A)
	40.27	41.29	Ankeritic Chert (1D)
	41.29	45.37	Chloritic Chert (1F)
	45.37	46.39	Magnetite -rich Chert (1B)
	46.39	48.43	Diabase (5)
	48.43	57.61	Mafic Meta-Volcanic (2)
	57.61	58.63	Chloritic Chert (1F)
	58.63	60.67	Chloritic Chert (1F)
	60.67	68.83	Magnetite -rich Chert (1B)
	68.63	91.27	Diabase (5)
	91.27	96.37	Mafic Meta-Volcanic (2)
	96.37	98.41	Pyritic Chert (1A)
	98.41	101.47	Magnetite -rich Chert (1B)
			EOH: 101.47m
RCGS-04-11	0.00	0.92	Overburden (OB)
	0.92	8.25	Ankeritic Chert (1D)
	8.25	14.37	Silicified Chert (1C)
	14.37	15.39	Mafic Meta-Volcanic (2)
	15.39	25.59	Ankeritic Chert (1D)
	25.59	29.67	Silicified Chert (1C)
	29.67	31.71	Mafic Meta-Volcanic (2)
	31.71	32.73	Silicified Chert (1C)
	32.73	38.85	Jasperoidal Chert (1E)
	38.85	41.91	Silicified Chert (1C)
	41.91	50.07	Mafic Meta-Volcanic (2)
	50.07	51.09	Silicified Chert (1C)
	51.09	71.49	Mafic Meta-Volcanic (2)
	71.49	75.57	Bleached, Carbonatized Mafic Meta-Volcanic (4)
	75.57	83.73	Diabase (5)
	83.73	89.85	Mafic Meta-Volcanic (2)
	89.85	90.87	Bleached, Carbonatized Mafic Meta-Volcanic (4)
	90.87	91.89	Mafic Meta-Volcanic (2)
			EOH: 91.89m
RCGS-04-12	0.00	3.36	Overburden (OB)
	3.36	6.39	Ankeritic Chert (1D)
	6.39	7.41	Pyritic Chert (1A)
	7.41	10.47	Chloritic Chert (1F)
	10.47	11.49	Jasperoidal Chert (1E)
	11.49	12.51	Chloritic Chert (1F)
	12.51	15.57	Leucoxene Phyric Mafic Meta-Volcanic (3)
	15.57	17.61	Chloritic Chert (1F)
	17.61	18.63	Pyritic Chert (1A)
	18.63	19.65	Chloritic Chert (1F)
	19.65	21.69	Silicified Chert (1C)
	21.69	22.71	Ankeritic Chert (1D)
	22.71	23.73	Chloritic Chert (1F)
	23.73	30.87	Jasperoidal Chert (1E)
	30.87	31.89	Silicified Chert (1C)
	31.89	33.93	Jasperoidal Chert (1E)
	33.93	34.95	Silicified Chert (1C)
	34.95	36.99	Ankeritic Chert (1D)
	36.99	40.05	Chloritic Chert (1F)
	40.05	41.07	Pyritic Chert (1A)
	41.07	42.09	Leucoxene Phyric Mafic Meta-Volcanic (3)
	42.09	44.13	Ankeritic Chert (1D)
	44.13	45.15	Chloritic Chert (1F)
	45.15	47.19	Pyritic Chert (1A)
	47.19	49.23	Silicified Chert (1C)
	49.23	50.25	Leucoxene Phyric Mafic Meta-Volcanic (3)
	50.25	54.33	Chloritic Chert (1F)
	54.33	56.37	Ankeritic Chert (1D)
	56.37	61.47	Leucoxene Phyric Mafic Meta-Volcanic (3)
	61.47	64.53	Jasperoidal Chert (1E)
	64.53	65.55	Silicified Chert (1C)
	65.55	66.57	Chloritic Chert (1F)
	66.57	57.59	Silicified Chert (1C)
	57.59	69.63	Chloritic Chert (1F)
	69.63	75.75	Leucoxene Phyric Mafic Meta-Volcanic (3)
	75.75	76.77	Ankeritic Chert (1D)
	76.77	78.81	Chloritic Chert (1F)
	78.81	81.87	Pyritic Chert (1A)
	81.87	82.89	Silicified Chert (1C)
	82.89	87.99	Leucoxene Phyric Mafic Meta-Volcanic (3)
	87.99	90.03	Chloritic Chert (1F)
	90.03	92.07	Graphitic Chert (1G)
	92.07	93.09	Chloritic Chert (1F)
	93.09	95.13	Graphitic Chert (1G)
	95.13	96.15	Leucoxene Phyric Mafic Meta-Volcanic (3)
	96.15	98.19	Jasperoidal Chert (1E)
	98.19	100.23	Ankeritic Chert (1D)
	100.23	105.33	Graphitic Chert (1G)
	105.33	106.35	Chloritic Chert (1F)
			EOH: 106.35m
RCGS-04-13	0.00	3.35	Overburden (OB)
	3.35	9.67	Diabase (5)
	9.67	14.77	Magnetite -rich Chert (1B)
	14.77	15.79	Silicified Chert (1C)
	15.79	19.87	Chloritic Chert (1F)
	19.87	20.89	Pyritic Chert (1A)
	20.89	36.19	Chloritic Chert (1F)
	36.19	40.27	Pyritic Chert (1A)
	40.27	41.29	Chloritic Chert (1F)
	41.29	42.31	Pyritic Chert (1A)
	42.31	49.45	Chloritic Chert (1F)
	49.45	56.59	Leucoxene Phyric Mafic Meta-Volcanic (3)
	56.59	57.61	Diabase (5)
	57.61	59.65	Chloritic Chert (1F)
	59.65	83.11	Leucoxene Phyric Mafic Meta-Volcanic (3)
	83.11	93.31	Pyritic Chert (1A)
	93.31	94.33	Graphitic Chert (1G)
	94.33	97.39	Silicified Chert (1C)
	97.39	103.51	Graphitic Chert (1G)
	103.51	105.55	Pyritic Chert (1A)
	105.55	106.57	Leucoxene Phyric Mafic Meta-Volcanic (3)
			EOH: 106.57m
RCGS-04-14	0.00	0.92	Overburden (OB)
	0.92	2.74	Ankeritic Chert (1D)
	2.74	7.84	Jasperoidal Chert (1E)
	7.84	13.96	Chloritic Chert (1F)
	13.96	18.04	Ankeritic Chert (1D)
	18.04	20.08	Graphitic Chert (1G)
	20.08	24.16	Ankeritic Chert (1D)
	24.16	27.22	Magnetite -rich Chert (1B)
	27.22	33.34	Ankeritic Chert (1D)
	33.34	36.40	Chloritic Chert (1F)
	36.40	37.92	Graphitic Chert (1G)
	37.92	47.62	Chloritic Chert (1F)
	47.62	50.68	Silicified Chert (1C)
	50.68	54.76	Mafic Meta-Volcanic (2)
	54.76	56.80	Chloritic Chert (1F)
	56.80	58.84	Silicified Chert (1C)
	58.84	60.88	Mafic Meta-Volcanic (2)
	60.88	64.96	Silicified Chert (1C)
	64.96	69.04	Chloritic Chert (1F)
	69.04	73.12	Silicified Chert (1C)
	73.12	77.20	Ankeritic Chert (1D)
	77.20	78.22	Silicified Chert (1C)
	78.22	80.26	Ankeritic Chert (1D)
			EOH: 80.26m

RCGS-04-15	0.00	0.92	Overburden (OB)
	0.92	6.21	Pyritic Chert (1A)
	6.21	17.43	Silicified Chert (1C)
	17.43	24.57	Magnetite -rich Chert (1B)
	24.57	26.61	Silicified Chert (1C)
	26.61	27.63	Pyritic Chert (1A)
	27.63	28.65	Silicified Chert (1C)
	28.65	42.93	Magnetite -rich Chert (1B)
	42.93	47.01	Ankeritic Chert (1D)
	47.01	49.05	Magnetite -rich Chert (1B)
	49.05	63.33	Silicified Chert (1C)
			EOH: 63.33m
RCGS-04-16	0.00	0.92	Overburden (OB)
	0.92	3.15	Ankeritic Chert (1D)
	3.15	6.21	Chloritic Chert (1F)
	6.21	10.29	Ankeritic Chert (1D)
	10.29	11.31	Chloritic Chert (1F)
	11.31	16.41	Pyritic Chert (1A)
	16.41	19.47	Ankeritic Chert (1D)
	19.47	20.49	Pyritic Chert (1A)
	20.49	22.53	Ankeritic Chert (1D)
	22.53	27.63	Chloritic Chert (1F)
	27.63	29.67	Pyritic Chert (1A)
	29.67	34.77	Chloritic Chert (1F)
	34.77	35.79	Silicified Chert (1C)
	35.79	36.81	Chloritic Chert (1F)
	36.81	37.83	Pyritic Chert (1A)
	37.83	38.85	Ankeritic Chert (1D)
	38.85	43.95	Silicified Chert (1C)
	43.95	45.99	Ankeritic Chert (1D)
	45.99	52.11	Chloritic Chert (1F)
	52.11	53.13	Ankeritic Chert (1D)
	53.13	54.15	Pyritic Chert (1A)
	54.15	55.17	Graphitic Chert (1G)
	55.17	56.19	Chloritic Chert (1F)
	56.19	61.29	Silicified Chert (1C)
	61.29	63.33	Chloritic Chert (1F)
	63.33	66.39	Silicified Chert (1C)
	66.39	67.41	Chloritic Chert (1F)
	67.41	68.43	Silicified Chert (1C)
	68.43	71.49	Chloritic Chert (1F)
	71.49	72.51	Silicified Chert (1C)
	72.51	73.53	Chloritic Chert (1F)
	73.53	77.61	Silicified Chert (1C)
	77.61	81.69	Chloritic Chert (1F)
	81.69	82.71	Silicified Chert (1C)
	82.71	87.81	Chloritic Chert (1F)
	87.81	88.83	Silicified Chert (1C)
	88.83	89.85	Ankeritic Chert (1D)
	89.85	91.89	Chloritic Chert (1F)
	91.89	92.91	Silicified Chert (1C)
			EOH: 92.91m
RCGS-04-17	0.00	0.92	Overburden (OB)
	0.92	11.62	Silicified Chert (1C)
	11.62	13.66	Ankeritic Chert (1D)
	13.66	16.72	Silicified Chert (1C)
	16.72	18.76	Chloritic Chert (1F)
	18.76	27.94	Magnetite -rich Chert (1B)
	27.94	29.98	Pyritic Chert (1A)
	29.98	51.40	Silicified Chert (1C)
	51.40	52.42	Chloritic Chert (1F)
	52.42	56.50	Ankeritic Chert (1D)
	56.50	62.62	Graphitic Chert (1G)
	62.62	64.66	Magnetite -rich Chert (1B)
	64.66	66.70	Pyritic Chert (1A)
	66.70	67.72	Silicified Chert (1C)
	67.72	69.76	Magnetite -rich Chert (1B)
	69.76	71.80	Diabase (5)
	71.80	73.84	Ankeritic Chert (1D)
	73.84	77.92	Silicified Chert (1C)
	77.92	80.98	Magnetite -rich Chert (1B)
	80.98	106.48	Diabase (5)
	106.48	113.62	Mafic Meta-Volcanic (2)
	113.62	114.64	Diabase (5)
	114.64	115.66	Silicified Chert (1C)
	115.66	117.70	Ankeritic Chert (1D)
	117.70	118.72	Chloritic Chert (1F)
	118.72	121.78	Ankeritic Chert (1D)
	121.78	122.80	Chloritic Chert (1F)
	122.80	123.82	Silicified Chert (1C)
	123.82	127.90	Chloritic Chert (1F)
	127.90	129.94	Ankeritic Chert (1D)
	129.94	135.04	Leucoxene Phyric Mafic Meta-Volcanic (3)
			EOH: 135.04m
RCGS-04-18	0.00	0.92	Overburden (OB)
	0.92	9.58	Chloritic Chert (1F)
	9.58	10.60	Ankeritic Chert (1D)
	10.60	15.70	Chloritic Chert (1F)
	15.70	16.72	Ankeritic Chert (1D)
	16.72	20.80	Chloritic Chert (1F)
	20.80	22.84	Silicified Chert (1C)
	22.84	23.86	Ankeritic Chert (1D)
	23.86	25.90	Chloritic Chert (1F)
	25.90	26.92	Ankeritic Chert (1D)
	26.92	29.98	Graphitic Chert (1G)
	29.98	31.00	Chloritic Chert (1F)
	31.00	34.06	Graphitic Chert (1G)
	34.06	37.12	Ankeritic Chert (1D)
	37.12	38.14	Pyritic Chert (1A)
	38.14	39.16	Chloritic Chert (1F)
	39.16	43.24	Magnetite -rich Chert (1B)
	43.24	44.26	Ankeritic Chert (1D)
	44.26	45.28	Leucoxene Phyric Mafic Meta-Volcanic (3)
	45.28	48.34	Chloritic Chert (1F)
	48.34	54.46	Pyritic Chert (1A)
	54.46	59.56	Ankeritic Chert (1D)
	59.56	63.64	Silicified Chert (1C)
	63.64	65.68	Ankeritic Chert (1D)
	65.68	72.82	Magnetite -rich Chert (1B)
	72.82	73.54	Mafic Meta-Volcanic (2)
	73.54	74.86	Bleached, Carbonatized Mafic Meta-Volcanic (4)
	74.86	90.16	Mafic Meta-Volcanic (2)
			EOH: 90.16m
RCGS-04-19	0.00	2.44	Overburden (OB)
	2.44	3.66	Graphitic Chert (1G)
	3.66	5.70	Chloritic Chert (1F)
	5.70	7.74	Pyritic Chert (1A)
	7.74	9.78	Chloritic Chert (1F)
	9.78	10.80	Leucoxene Phyric Mafic Meta-Volcanic (3)
	10.80	14.88	Chloritic Chert (1F)
	14.88	15.90	Leucoxene Phyric Mafic Meta-Volcanic (3)
	15.90	19.98	Chloritic Chert (1F)
	19.98	21.00	Pyritic Chert (1A)
	21.00	23.04	Silicified Chert (1C)
	23.04	24.06	Pyritic Chert (1A)
	24.06	27.12	Ankeritic Chert (1D)
	27.12	30.18	Pyritic Chert (1A)
	30.18	48.54	Chloritic Chert (1F)
	48.54	51.60	Pyritic Chert (1A)
	51.60	53.64	Silicified Chert (1C)
	53.64	55.68	Chloritic Chert (1F)
	55.68	59.76	Pyritic Chert (1A)
	59.76	61.80	Chloritic Chert (1F)
	61.80	62.82	Pyritic Chert (1A)
	62.82	63.84	Ankeritic Chert (1D)
	63.84	64.86	Pyritic Chert (1A)
	64.86	73.02	Chloritic Chert (1F)
	73.02	75.06	Pyritic Chert (1A)
	75.06	80.16	Chloritic Chert (1F)
	80.16	88.32	Pyritic Chert (1A)
	88.32	89.34	Ankeritic Chert (1D)
	89.34	100.56	Leucoxene Phyric Mafic Meta-Volcanic (3)
			EOH: 100.56m
RCGS-04-20	0.00	2.74	Overburden (OB)
	2.74	3.15	Mafic Meta-Volcanic (2)
	3.15	7.23	Magnetite -rich Chert (1B)
	7.23	10.29	Mafic Meta-Volcanic (2)
	10.29	13.35	Magnetite -rich Chert (1B)
	13.35	14.37	Silicified Chert (1C)
	14.37	18.45	Mafic Meta-Volcanic (2)
	18.45	26.61	Magnetite -rich Chert (1B)
	26.61	28.65	Chloritic Chert (1F)
	28.65	31.71	Magnetite -rich Chert (1B)
	31.71	32.73	Mafic Meta-Volcanic (2)
	32.73	36.81	Magnetite -rich Chert (1B)
	36.81	40.84	Chloritic Chert (1F)
	40.84	42.93	Mafic Meta-Volcanic (2)
	42.93	43.95	Pyritic Chert (1A)
	43.95	44.97	Mafic Meta-Volcanic (2)
	44.97	48.03	Magnetite -rich Chert (1B)
	48.03	51.09	Mafic Meta-Volcanic (2)
	51.09	57.21	Chloritic Chert (1F)
	57.21	63.33	Magnetite -rich Chert (1B)
	63.33	64.35	Jasperoidal Chert (1E)
	64.35	81.69	Mafic Meta-Volcanic (2)
	81.69	87.81	Silicified Chert (1C)
	87.81	91.89	Diabase (5)
	91.89	96.99	Chloritic Chert (1F)
	96.99	102.09	Diabase (5)
	102.09	107.19	Mafic Meta-Volcanic (2)
	107.19	114.23	Diabase (5)
	114.23	121.47	Diabase (5) + Quartz
	121.47	124.53	Chloritic Chert (1F)
	124.53	139.83	Silicified Chert (1C)
			EOH: 139.83m

RCGS-04-21	0.00	1.22	Overburden (OB)
	1.22	17.54	Bleached, Carbonatized Mafic Meta-Volcanic (4)
	17.54	18.56	Chloritic Chert (1F)
	18.56	23.66	Pyritic Chert (1A)
	23.66	26.72	Jasperoidal Chert (1E)
	26.72	29.78	Ankeritic Chert (1D)
	29.78	30.80	Leucoxene Phyric Mafic Meta-Volcanic (3)
	30.80	38.96	Jasperoidal Chert (1E)
	38.96	42.02	Leucoxene Phyric Mafic Meta-Volcanic (3)
	42.02	44.06	Chloritic Chert (1F)
	44.06	46.10	Jasperoidal Chert (1E)
	46.10	47.12	Pyritic Chert (1A)
	47.12	49.16	Silicified Chert (1C)
	49.16	54.26	Chloritic Chert (1F)
	54.26	60.38	Ankeritic Chert (1D)
	60.38	61.40	Chloritic Chert (1F)
	61.40	63.44	Ankeritic Chert (1D)
	63.44	66.50	Chloritic Chert (1F)
	66.50	68.54	Ankeritic Chert (1D)
	68.54	72.62	Chloritic Chert (1F)
	72.62	76.70	Pyritic Chert (1A)
	76.70	79.76	Ankeritic Chert (1D)
	79.76	81.80	Magnetite -rich Chert (1B)
			EOH: 81.80m
RCGS-04-22	0.00	0.92	Overburden (OB)
	0.92	29.98	Mafic Meta-Volcanic (2)
	29.98	37.12	Silicified Chert (1C)
	37.12	41.20	Jasperoidal Chert (1E)
	41.20	43.24	Mafic Meta-Volcanic (2)
	43.24	62.62	Silicified Chert (1C)
	62.62	63.64	Chloritic Chert (1F)
	63.64	64.66	Diabase (5)
	64.66	69.76	Pyritic Chert (1A)
	69.76	70.78	Chloritic Chert (1F)
	70.78	74.86	Mafic Meta-Volcanic (2)
	74.86	90.16	Diabase (5)
	90.16	94.24	Mafic Meta-Volcanic (2)
	94.24	98.32	Silicified Chert (1C)
	98.32	103.42	Ankeritic Chert (1D)
	103.42	110.56	Silicified Chert (1C)
	110.56	113.62	Graphitic Chert (1G)
			EOH: 113.62m
RCGS-04-23	0.00	1.52	Overburden (OB)
	1.52	19.06	Diabase (5)
	19.06	23.14	Graphitic Chert (1G)
	23.14	28.24	Ankeritic Chert (1D)
	28.24	30.28	Pyritic Chert (1A)
	30.28	31.30	Mafic Meta-Volcanic (2)
	31.30	32.32	Silicified Chert (1C)
	32.32	39.46	Mafic Meta-Volcanic (2)
	39.46	85.36	Bleached, Carbonatized Mafic Meta-Volcanic (4)
			EOH: 85.36m
RCGS-04-24	0.00	1.83	Overburden (OB)
	1.83	90.77	Mafic Meta-Volcanic (2)
			EOH: 90.77m
RCGS-04-25	0.00	2.59	Overburden (OB)
	2.59	6.26	Mafic Meta-Volcanic (2)
	6.26	13.40	Magnetite -rich Chert (1B)
	13.40	15.44	Ankeritic Chert (1D)
	15.44	21.56	Magnetite -rich Chert (1B)
	21.56	24.62	Silicified Chert (1C)
	24.62	25.64	Jasperoidal Chert (1E)
	25.64	28.70	Magnetite -rich Chert (1B)
	28.70	32.78	Silicified Chert (1C)
	32.78	33.80	Magnetite -rich Chert (1B)
	33.80	34.82	Silicified Chert (1C)
	34.82	36.86	Pyritic Chert (1A)
	36.86	45.02	Magnetite -rich Chert (1B)
	45.02	48.08	Silicified Chert (1C)
	48.08	49.10	Mafic Meta-Volcanic (2)
	49.10	51.14	Ankeritic Chert (1D)
			EOH: 51.14m
RCGS-04-25B	0.00	1.83	Overburden (OB)
	1.83	22.84	Diabase (5)
	22.84	24.88	Chloritic Chert (1F)
	24.88	26.92	Mafic Meta-Volcanic (2)
	26.92	39.16	Diabase (5)
	39.16	41.20	Mafic Meta-Volcanic (2)
	41.20	49.36	Silicified Chert (1C)
	49.36	52.42	Chloritic Chert (1F)
	52.42	71.80	Silicified Chert (1C)
	71.80	74.86	Pyritic Chert (1A)
	74.86	78.22	Silicified Chert (1C)
	78.22	80.26	Chloritic Chert (1F)
	80.26	88.12	Bleached, Carbonatized Mafic Meta-Volcanic (4)
			EOH: 88.12m
RCGS-04-26	0.00	4.27	Overburden (OB)
	4.27	11.91	Magnetite -rich Chert (1B)
	11.91	12.93	Graphitic Chert (1G)
	12.93	17.01	Chloritic Chert (1F)
	17.01	18.03	Pyritic Chert (1A)
	18.03	19.05	Chloritic Chert (1F)
	19.05	21.09	Silicified Chert (1C)
	21.09	22.11	Chloritic Chert (1F)
	22.11	23.13	Pyritic Chert (1A)
	23.13	27.21	Graphitic Chert (1G)
	27.21	30.27	Chloritic Chert (1F)
	30.27	32.31	Magnetite -rich Chert (1B)
	32.31	39.45	Chloritic Chert (1F)
	39.45	40.47	Graphitic Chert (1G)
	40.47	41.49	Chloritic Chert (1F)
	41.49	42.51	Graphitic Chert (1G)
	42.51	44.55	Chloritic Chert (1F)
	44.55	45.57	Graphitic Chert (1G)
	45.57	49.65	Chloritic Chert (1F)
	49.65	50.67	Ankeritic Chert (1D)
	50.67	56.79	Chloritic Chert (1F)
	56.79	61.89	Bleached, Carbonatized Mafic Meta-Volcanic (4)
	61.89	63.93	Mafic Meta-Volcanic (2)
	63.93	70.05	Bleached, Carbonatized Mafic Meta-Volcanic (4)
	70.05	92.49	Mafic Meta-Volcanic (2)
			EOH: 92.49m
RCGS-04-27	0.00	2.13	Overburden (OB)
	2.13	8.15	Silicified Chert (1C)
	8.15	11.21	Chloritic Chert (1F)
	11.21	21.41	Leucoxene Phyric Mafic Meta-Volcanic (3)
	21.41	25.49	Mafic Meta-Volcanic (2)
	25.49	44.87	Diabase (5)
	44.87	46.91	Mafic Meta-Volcanic (2)
	46.91	54.05	Diabase (5)
	54.05	59.15	Mafic Meta-Volcanic (2)
	59.15	77.51	Diabase (5)
	77.51	85.67	Mafic Meta-Volcanic (2)
	85.67	88.73	Graphitic Chert (1G)
	88.73	41.79	Chloritic Chert (1F)
	41.79	96.89	Magnetite -rich Chert (1B)
	96.89	99.95	Chloritic Chert (1F)
	99.95	103.01	Jasperoidal Chert (1E)
	103.01	106.07	Chloritic Chert (1F)
	106.07	110.15	Jasperoidal Chert (1E)
	110.15	112.19	Chloritic Chert (1F)
	112.19	119.33	Jasperoidal Chert (1E)
	119.33	120.35	Chloritic Chert (1F)
	120.35	122.39	Pyritic Chert (1A)
	122.39	124.43	Chloritic Chert (1F)
			EOH: 124.43m
RCGS-04-28	0.00	1.83	Overburden (OB)
	1.83	16.71	Mafic Meta-Volcanic (2)
	16.71	17.73	Chloritic Chert (1F)
	17.73	19.77	Leucoxene Phyric Mafic Meta-Volcanic (3)
	19.77	21.81	Mafic Meta-Volcanic (2)
	21.81	23.85	Bleached, Carbonatized Mafic Meta-Volcanic (4)
	23.85	27.93	Jasperoidal Chert (1E)
	27.93	46.29	Mafic Meta-Volcanic (2)
	46.29	47.31	Jasperoidal Chert (1E)
	47.31	67.71	Mafic Meta-Volcanic (2)
	67.71	68.73	Silicified Chert (1C)
	68.73	100.35	Mafic Meta-Volcanic (2)
	100.35	103.41	Silicified Chert (1C)
	103.41	106.47	Chloritic Chert (1F)
	106.47	111.57	Mafic Meta-Volcanic (2)
	111.57	112.59	Bleached, Carbonatized Mafic Meta-Volcanic (4)
	112.59	124.23	Mafic Meta-Volcanic (2)
			EOH: 124.23m
RCGS-04-29	0.00	1.82	Overburden (OB)
	1.82	65.06	Mafic Meta-Volcanic (2)
	65.06	77.30	Magnetite -rich Chert (1B)
	77.30	79.34	Ankeritic Chert (1D)
	79.34	84.44	Magnetite -rich Chert (1B)
	84.44	105.86	Mafic Meta-Volcanic (2)
			EOH: 105.86m
RCGS-04-30	0.00	3.05	Overburden (OB)
	3.05	15.29	Mafic Meta-Volcanic (2)
	15.29	25.49	Chloritic Chert (1F)
	25.49	75.47	Mafic Meta-Volcanic (2)
	75.47	93.83	Leucoxene Phyric Mafic Meta-Volcanic (Gabbro) (3)
			EOH: 93.83m
RCGS-04-31	0.00	3.05	Overburden (OB)
	3.05	19.37	Diabase (5)
	19.37	20.39	Ankeritic Chert (1D)
	20.39	25.49	Magnetite -rich Chert (1B)
	25.49	33.65	Chloritic Chert (1F)
	33.65	34.67	Magnetite -rich Chert (1B)
	34.67	37.73	Silicified Chert (1C)
	37.73	45.89	Chloritic Chert (1F)
	45.89	47.93	Silicified Chert (1C)
	47.93	54.05	Mafic Meta-Volcanic (2)
	54.03	59.15	Silicified Chert (1C)
	59.15	65.27	Magnetite -rich Chert (1B)
	65.27	66.29	Silicified Chert (1C)
	66.29	69.35	Magnetite -rich Chert (1B)
	69.35	70.37	Chloritic Chert (1F)
			EOH: 70.37m
RCGS-04-32	0.00	2.74	Overburden (OB)
	2.74	8.86	Mafic Meta-Volcanic (2)
	8.86	21.10	Diabase (5)
	21.10	27.72	Mafic Meta-Volcanic (2)
	27.72	59.89	Bleached, Carbonatized Mafic Meta-Volcanic (4)
	59.89	62.92	Mafic Meta-Volcanic (2)
	62.92	70.06	Diabase (5)
	70.06	79.62	Mafic Meta-Volcanic (2)
	79.62	89.44	Diabase (5)
	89.44	92.50	Mafic Meta-Volcanic (2)
	92.50	97.60	Silicified Chert (1C)
	97.60	98.62	Chloritic Chert (1F)
	98.62	99.64	Mafic Meta-Volcanic (2)
	99.64	100.66	Diabase (5)
	100.66	101.88	Mafic Meta-Volcanic (2)
	101.68	103.72	Diabase (5)
			EOH: 103.72m
RCGS-04-33	0.00	2.74	Overburden (OB)
	2.74	4.67	Mafic Meta-Volcanic (2)
	4.67	32.21	Diabase (5)
	32.21	34.25	Mafic Meta-Volcanic (2)
	34.25	49.55	Graphitic Chert (1G)
	49.55	50.57	Pyritic Chert (1A)
	50.57	51.59	Graphitic Chert (1G)
	51.59	52.61	Mafic Meta-Volcanic (2)
	52.61	54.65	Graphitic Chert (1G)
	54.65	59.75	Bleached, Carbonatized Mafic Meta-Volcanic (4)
	59.75	61.79	Mafic Meta-Volcanic (2)
	61.79	77.09	Bleached, Carbonatized Mafic Meta-Volcanic (4)
			EOH: 77.09m
RCGS-04-34	0.00	1.21	Overburden (OB)
	1.21	23.14	Diabase (5)
	23.14	36.40	Mafic Meta-Volcanic (2)
	36.40	38.44	Pyritic Chert (1A)
	38.44	40.48	Silicified Chert (1C)
	40.48	42.52	Chloritic Chert (1F)
	42.52	47.62	Chloritic Chert (1F)
	47.62	48.64	Jasperoidal Chert (1E)
	48.64	73.12	Bleached, Carbonatized Mafic Meta-Volcanic (4)
	73.12	74.14	Chloritic Chert (1F)
	74.14	78.22	Bleached, Carbonatized Mafic Meta-Volcanic (4)
	78.22	79.24	Silicified Chert (1C)
	79.24	80.26	Chloritic Chert (1F)
			EOH: 80.26m
RCGS-04-35	0.00	0.30	Overburden (OB)
	0.30	121.17	Diorite
			EOH: 121.17m
RCGS-04-36	0.00	1.02
	1.02	109.14	Diorite
			EOH: 109.14m
RCGS-04-37	0.00	1.02	Overburden (OB)
	1.02	70.38	Mafic Meta-Volcanic (2)
	70.38	72.42	Diorite
	72.42	75.48	Bleached, Carbonatized Mafic Meta-Volcanic (4)
			EOH: 75.48m
RCGS-04-38	0.00	1.52	Overburden (OB)
	1.52	28.09	Leucoxene Phyric Mafic Meta-Volcanic (3)
	28.09	29.11	Silicified Chert (1C)
	29.11	32.17	Chloritic Chert (1F)
	32.17	39.31	Pyritic Chert (1A)
	39.31	43.39	Silicified Chert (1C)
	43.39	58.69	Jasperoidal Chert (1E)
	58.69	60.73	Silicified Chert (1C)
	60.73	64.81	Mafic Meta-Volcanic (2)
	64.81	70.93	Chloritic Chert (1F)
	70.93	73.99	Silicified Chert (1C)
	73.99	75.01	Jasperoidal Chert (1E)
	75.01	77.05	Silicified Chert (1C)
	77.05	80.11	Jasperoidal Chert (1E)
	80.11	82.15	Pyritic Chert (1A)
			EOH: 82.15m
RCGS-04-39	0.00	0.61	Overburden (OB)
	0.61	5.19	Diabase (5)
	5.19	92.91	Mafic Meta-Volcanic (2)
	92.91	103.11	Bleached, Carbonatized Mafic Meta-Volcanic (4)
			EOH: 103.11m
RCGS-04-40	0.00	2.74	Overburden (OB)
	2.74	4.27	Bleached, Carbonatized Mafic Meta-Volcanic (4)
	4.27	6.31	Mafic Meta-Volcanic (2)
	6.31	9.37	Bleached, Carbonatized Mafic Meta-Volcanic (4)
	9.37	10.39	Mafic Meta-Volcanic (2)
	10.39	11.41	Rhyolite
	11.41	12.43	Bleached, Carbonatized Mafic Meta-Volcanic (4)
	12.43	13.45	Mafic Meta-Volcanic (2)
	13.45	14.47	Bleached, Carbonatized Mafic Meta-Volcanic (4)
	14.47	15.49	Mafic Meta-Volcanic (2)
	15.49	16.51	Bleached, Carbonatized Mafic Meta-Volcanic (4)
	16.51	119.53	Mafic Meta-Volcanic (2)
			EOH: 119.53m
RCGS-04-41	0.00	0.92	Overburden (OB)
	0.92	7.54	Mafic Meta-Volcanic (2)
	7.54	16.72	Bleached, Carbonatized Mafic Meta-Volcanic (4)
	16.72	102.40	Mafic Meta-Volcanic (2)
			EOH: 102.40m
RCGS-04-42	0.00	2.74	Overburden (OB)
	2.74	7.89	Silicified Chert (1C)
	7.89	9.93	Pyritic Chert (1A)
	9.93	10.95	Bleached, Carbonatized Mafic Meta-Volcanic (4)
	10.95	14.01	Pyritic Chert (1A)
	14.01	15.03	Silicified Chert (1C)
	15.03	25.23	Bleached, Carbonatized Mafic Meta-Volcanic (4)
	25.23	74.19	Mafic Meta-Volcanic (2)
	74.19	76.23	Bleached, Carbonatized Mafic Meta-Volcanic (4)
	76.23	106.12	Mafic Meta-Volcanic (2)
			EOH: 106.12m
RCGS-04-43	0.00	0.61	Overburden (OB)
	0.61	11.71	Silicified Chert (1C)
	11.71	24.97	Chert Breccia (1H)
	24.97	30.07	Jasperoidal Chert (1E)
	30.07	32.11	Chert Breccia (1H)
	32.11	35.17	Jasperoidal Chert (1E)
	35.17	36.19	Chert Breccia (1H)
	36.19	38.23	Mafic Meta-Volcanic (2)
	38.23	44.35	Chert Breccia (1H)
	44.35	48.43	Jasperoidal Chert (1E)
	48.43	75.97	Chert Breccia (1H)
	75.97	82.09	Mafic Meta-Volcanic (2)
	82.09	83.43	Silicified Chert (1C)
			EOH: 83.43m
RCGS-04-44	0.00	3.05	Overburden (OB)
	3.05	5.59	Mafic Meta-Volcanic (2)
	5.59	9.67	Jasperoidal Chert (1E)
	9.67	11.71	Silicified Chert (1C)
	11.71	16.81	Bleached, Carbonatized Mafic Meta-Volcanic (4)
	16.81	17.83	Silicified Chert (1C)
	17.83	39.25	Pyritic Chert (1A)
	39.25	40.27	Bleached, Carbonatized Mafic Meta-Volcanic (4)
	40.27	41.29	Pyritic Chert (1A)
	41.29	48.43	Bleached, Carbonatized Mafic Meta-Volcanic (4)
	48.43	49.45	Pyritic Chert (1A)
	49.45	50.47	Silicified Chert (1C)
	50.47	55.57	Pyritic Chert (1A)
	55.57	56.59	Silicified Chert (1C)
	56.59	62.71	Pyritic Chert (1A)
	62.71	64.75	Silicified Chert (1C)
			EOH: 64.75m
RCGS-04-45	0.00	0.51	Overburden (OB)
	0.51	2.44	Bleached, Carbonatized Mafic Meta-Volcanic (4)
	2.44	8.56	Silicified Chert (1C)
	8.56	9.58	Pyritic Chert (1A)
	9.58	13.66	Silicified Chert (1C)
	13.66	16.72	Chert Breccia (1H)
	16.72	17.74	Silicified Chert (1C)
	17.74	22.84	Pyritic Chert (1A)
	22.84	25.90	Chert Breccia (1H)
	25.90	27.94	Silicified Chert (1C)
	27.94	31.00	Ankeritic Chert (1D)
	31.00	32.02	Silicified Chert (1C)
	32.02	33.04	Pyritic Chert (1A)
	33.04	37.12	Silicified Chert (1C)
	37.12	38.14	Pyritic Chert (1A)
	38.14	39.16	Silicified Chert (1C)
	39.16	40.18	Chert Breccia (1H)
	40.18	43.24	Chloritic Chert (1F)
	43.24	44.26	Pyritic Chert (1A)
	44.26	45.28	Chloritic Chert (1F)
	45.28	74.86	Mafic Meta-Volcanic (2)
			EOH: 74.86m
RCGS-04-46	0.00	0.91	Overburden (OB)
	0.91	11.62	Pyritic Chert (1A)
	11.62	15.70	Silicified Chert (1C)
	15.70	20.80	Pyritic Chert (1A)
	20.80	24.88	Silicified Chert (1C)
	24.88	31.00	Pyritic Chert (1A)
	31.00	33.04	Silicified Chert (1C)
	33.04	37.12	Magnetite -rich Chert (1B)
	37.12	40.18	Silicified Chert (1C)
	40.18	44.26	Pyritic Chert (1A)
	44.26	49.36	Bleached, Carbonatized Mafic Meta-Volcanic (4)
	49.36	53.44	Mafic Meta-Volcanic (2)
	53.44	65.68	Leucoxene Phyric Mafic Meta-Volcanic (3)
	65.68	68.74	Bleached, Carbonatized Mafic Meta-Volcanic (4)
	68.74	74.86	Leucoxene Phyric Mafic Meta-Volcanic (3)
	74.86	82.00	Diabase (5)
	82.00	84.04	Mafic Meta-Volcanic (2)
	84.04	109.54	Leucoxene Phyric Mafic Meta-Volcanic (3)
			EOH: 109.54m
RCGS-04-47	0.00	0.61	Overburden (OB)
	0.61	2.85	Silicified Chert (1C)
	2.85	11.01	Pyritic Chert (1A)
	11.01	14.07	Silicified Chert (1C)
	14.07	17.13	Diabase (5)
	17.13	18.15	Chloritic Chert (1F)
	18.15	20.19	Diabase (5)
	20.19	22.23	Chloritic Chert (1F)
	22.23	26.31	Pyritic Chert (1A)
	26.31	36.51	Minor Chert
	36.51	37.53	Pyritic Chert (1A)
	37.53	38.55	Jasperoidal Chert (1E)
	38.55	39.77	Mafic Meta-Volcanic (2)
	39.77	63.03	Pyritic Chert (1A)
	63.03	67.11	Silicified Chert (1C)
	67.11	70.17	Magnetite -rich Chert (1B)
	70.17	71.19	Ankeritic Chert (1D)
	71.19	78.33	Magnetite -rich Chert (1B)
	78.33	79.35	Diabase (5)
	79.35	89.55	Mafic Meta-Volcanic (2)
	89.55	102.81	Leucoxene Phyric Mafic Meta-Volcanic (3)
	102.81	108.93	Mafic Meta-Volcanic (2)
			EOH: 108.93m
RCGS-04-48	0.00	2.44	Overburden (OB)
	2.44	8.45	Silicified Chert (1C)
	8.45	14.51	Pyritic Chert (1A)
	14.51	20.69	Silicified Chert (1C)
	20.69	29.87	Jasperoidal Chert (1E)
	29.87	38.03	Pyritic Chert (1A)
	38.03	41.09	Silicified Chert (1C)
	41.09	44.15	Chert Breccia (1H)
	44.15	55.37	Mafic Meta-Volcanic (2)
	55.37	69.65	Jasperoidal Chert (1E)
	69.65	76.79	Pyritic Chert (1A)
	76.79	79.85	Silicified Chert (1C)
	79.85	80.87	Pyritic Chert (1A)
	80.87	82.91	Jasperoidal Chert (1E)
	82.91	84.95	Mafic Meta-Volcanic (2)
			EOH: 84.95m
RCGS-04-49	0.00	1.83	Overburden (OB)
	1.83	10.90	Silicified Chert (1C)
	10.90	11.92	Graphitic Chert (1G)
	11.92	14.98	Silicified Chert (1C)
	14.98	29.26	Mafic Meta-Volcanic (2)
	29.26	30.28	Graphitic Chert (1G)
	30.28	32.32	Silicified Chert (1C)
	32.32	40.48	Pyritic Chert (1A)
	40.48	42.52	Mafic Meta-Volcanic (2)
	42.52	45.58	Silicified Chert (1C)
	45.58	55.78	Pyritic Chert (1A)
	55.78	60.88	Graphitic Chert (1G)
	60.88	62.92	Argilite
	62.92	67.00	Mafic Meta-Volcanic (2)
	67.00	78.22	Argilite
	78.22	83.32	Diorite
	83.32	88.42	Mafic Meta-Volcanic (2)
	88.42	90.46	Argilite
	90.46	94.54	Mafic Meta-Volcanic (2)
			EOH: 94.54m
RCGS-04-49B	0.00	4.88	Overburden (OB)
	4.88	7.94	Mafic Meta-Volcanic (2)
	7.94	15.08	Bleached, Carbonatized Mafic Meta-Volcanic (4)
			EOH: 15.08m
RCGS-04-50	0.00	0.31	Overburden (OB)
	0.31	20.49	Mafic Meta-Volcanic (2)
	20.49	27.63	Bleached, Carbonatized Mafic Meta-Volcanic (4)
	27.63	33.75	Jasperoidal Chert (1E)
	33.75	34.77	Silicified Chert (1C)
	34.77	37.83	Chloritic Chert (1F)
	37.83	40.89	Silicified Chert (1C)
	40.89	41.91	Chloritic Chert (1F)
	41.91	43.95	Silicified Chert (1C)
	43.95	48.03	Chloritic Chert (1F)
	48.03	56.19	Silicified Chert (1C)
	56.19	59.25	Graphitic Chert (1G)
	59.25	66.39	Pyritic Chert (1A)
	66.39	69.45	Silicified Chert (1C)
	69.45	71.49	Jasperoidal Chert (1E)
	71.49	72.51	Mafic Meta-Volcanic (2)/Jasperoidal Chert (1E)
	72.51	79.65	Mafic Meta-Volcanic (2)/Jasperoidal Chert (1E)
			EOH: 79.65m
RCGS-04-51	0.00	0.61	Overburden (OB)
	0.61	36.51	Mafic Meta-Volcanic (2)
	36.51	41.61	Jasperoidal Chert (1E)
	41.61	43.65	Graphitic Chert (1G)
	43.65	45.69	Jasperoidal Chert (1E)
	45.69	57.93	Silicified Chert (1C)
	57.93	58.95	Jasperoidal Chert (1E)
	58.95	59.97	Diabase (5)
	59.97	60.99	Jasperoidal Chert (1E)
	60.99	66.09	Silicified Chert (1C)
	66.09	68.13	Leucoxene Phyric Mafic Meta-Volcanic (3)
	68.13	70.17	Magnetite -rich Chert (1B)
	70.17	74.25	Silicified Chert (1C)
	74.25	75.27	Jasperoidal Chert (1E)
			EOH: 75.27m

APPENDIX B

Standards and Blanks for Golden Sylvia Project

and Comparison of Metallics

TABLE 1A. Swastika Laboratories Ltd gold assay results for gold standard CDN-GS-1A

HOLE ID	CERTIFICATE No.	SAMPLE No.	STANDARD	SWASTIKA LAB. g/tonne Au	DIFFERENCE g/tonne Au
			CDN-GS-1A
			g/tonne Au
RCGS-04-43	4W-2213-RA1	39825	0.78	0.83	0.05
RCGS-04-43	4W-2214-RA1	39850	0.78	0.82	0.04
RCGS-04-43	4W-2214-RA1	39875	0.78	0.83	0.05
RCGS-04-43	4W-2214-RA1	39900	0.78	0.81	0.03
RCGS-04-45	4W-2248-RA1	39925	0.78	0.82	0.04
RCGS-04-45	4W-2248-RA1	39950	0.78	0.81	0.03
RCGS-04-45	4W-2249-RA1	39975	0.78	0.80	0.02
RCGS-04-46	4W-2249-RA1	40000	0.78	0.81	0.03
RCGS-04-46	4W-2250-RA1	40525	0.78	0.82	0.04
RCGS-04-46	4W-2250-RA1	40550	0.78	0.82	0.04
RCGS-04-46	4W-2250-RA1	40575	0.78	0.81	0.03
RCGS-04-47	4W-2251-RA1	40600	0.78	0.83	0.05
RCGS-04-47	4W-2251-RA1	40625	0.78	0.85	0.07
RCGS-04-47	4W-2251-RA1	40650	0.78	0.85	0.07
RCGS-04-47	4W-2283-RA1	40675	0.78	0.82	0.04
RCGS-04-47	4W-2283-RA1	40700	0.78	0.85	0.07
RCGS-04-48	4W-2283-RA1	40725	0.78	0.84	0.06
RCGS-04-48	4W-2284-RA1	40750	0.78	0.77	0.01
RCGS-04-48	4W-2284-RA1	40775	0.78	0.75	0.03
RCGS-04-48	4W-2321-RA1	40800	0.78	0.76	0.02

				average
				difference:	0.041

TABLE 1B. Swastika Laboratories Ltd gold assay results for gold standard CDN-GS-10

HOLE ID	CERTIFICATE No.	SAMPLE No.	STANDARD	SWASTIKA LAB. g/tonne Au	DIFFERENCE g/tonne Au
			CDN-GS-10
			g/tonne Au
RCGS-04-01	4W-1261-RA1	25025	0.82	0.85	0.03
RCGS-04-01	4W-1294-RA1	25050	0.82	0.80	0.02
RCGS-04-02	4W-1294-RA1	25100	0.82	0.83	0.01
RCGS-04-02	4W-1295-RA1	25125	0.82	0.78	0.04
RCGS-04-02	4W-1307-RA1	25200	0.82	0.85	0.03
RCGS-04-03	4W-1317-RA1	25225	0.82	0.89	0.07
RCGS-04-04	4W-1318-RA1	25325	0.82	0.84	0.02
RCGS-04-04	4W-1327-RA1	25350	0.82	0.82	0.00
RCGS-04-04	4W-1327-RA1	25375	0.82	0.82	0.00
RCGS-04-04	4W-1327-RA1	25400	0.82	0.83	0.01
RCGS-04-06	4W-1330-RA1	25475	0.82	0.85	0.03
RCGS-04-06	4W-1330-RA1	25525	0.82	0.82	0.00
RCGS-04-06	4W-1331-RA1	25575	0.82	0.84	0.02
RCGS-04-07	4W-1357-RA1	25625	0.82	0.88	0.06
RCGS-04-07	4W-1357-RA1	25650	0.82	0.84	0.02
RCGS-04-08	4W-1358-RA1	25700	0.82	0.80	0.02
RCGS-04-08	4W-1417-RA1	25725	0.82	0.82	0.00
RCGS-04-11	4W-1418-RA1	25825	0.82	0.81	0.01
RCGS-04-11	4W-1418-RA1	25850	0.82	0.84	0.02
RCGS-04-11	4W-1419-RA1	25875	0.82	0.78	0.04
RCGS-04-09	4W-1359-RA1	25950	0.82	0.78	0.04
RCGS-04-09	4W-1359-RA1	26000	0.82	0.81	0.01
RCGS-04-12	4W-1329-RA1	4000	0.82	0.84	0.02
RCGS-04-10	4W-1361-RA1	44025	0.82	0.86	0.04
RCGS-04-10	4W-1361-RA1	44075	0.82	0.82	0.00
RCGS-04-14	4W-1395-RA1	44225	0.82	0.82	0.00
RCGS-04-14	4W-1403-RA1	44275	0.82	0.83	0.01
RCGS-04-14	4W-1403-RA1	44300	0.82	0.81	0.01
RCGS-04-15	4W-1478-RA1	44350	0.82	0.83	0.01
RCGS-04-39	4W-1536-RA1	44375	0.82	0.79	0.03
RCGS-04-39	4W-1536-RA1	44400	0.82	0.82	0.00
RCGS-04-39	4W-1591-RA1	44450	0.82	0.79	0.03
RCGS-04-39	4W-1591-RA1	44474	0.82	0.85	0.03
RCGS-04-40	4W-1592-RA1	44500	0.82	0.81	0.01
RCGS-04-40	4W-1610-RA1	46100	0.82	0.84	0.02
RCGS-04-16	4W-1630-RA1	46125	0.82	0.86	0.04
RCGS-04-16	4W-1630-RA1	46150	0.82	0.82	0.00
RCGS-04-19	4W-1658-RA1	46200	0.82	0.80	0.02
RCGS-04-19	4W-1659-RA1	46250	0.82	0.82	0.00
RCGS-04-41	4W-1660-RA1	46350	0.82	0.89	0.07
RCGS-04-41	4W-1660-RA1	46375	0.82	0.87	0.05
RCGS-04-41	4W-1661-RA1	46400	N/A	N/A	N/A
RCGS-04-23	4W-1687-RA1	46450	0.82	0.79	0.03
RCGS-04-23	4W-1722-RA1	46500	0.82	0.81	0.01
RCGS-04-26	4W-1722-RA1	46525	0.82	0.83	0.01
RCGS-04-26	4W-1722-RA1	46550	0.82	0.83	0.01
RCGS-04-26	4W-1743-RA1	46575	0.82	0.82	0.00
RCGS-04-27	4W-1744-RA1	46700	0.82	0.81	0.01
RCGS-04-27	4W-1745-RA1	46725	0.82	0.79	0.03
RCGS-04-27	4W-1746-RA1	46775	0.82	0.83	0.01
RCGS-04-17	4W-1747-RA1	46850	0.82	0.82	0.00

HOLE ID	CERTIFICATE No.	SAMPLE No.	STANDARD	SWASTIKA LAB. g/tonne Au	DIFFERENCE g/tonne Au
			CDN-GS-10
			g/tonne Au
RCGS-04-17	4W-1747-RA1	46875	0.82	0.82	0.00
RCGS-04-17	4W-1747-RA1	46900	0.82	0.78	0.04
RCGS-04-17	4W-1748-RA1	46950	0.82	0.82	0.00
RCGS-04-22	4W-1876-RA1	57050	0.82	0.78	0.04
RCGS-04-22	4W-1876-RA1	57075	0.82	0.81	0.01
RCGS-04-22	4W-1876-RA1	57100	0.82	0.79	0.03
RCGS-04-22	4W-1876-RA1	57125	0.82	0.78	0.04
RCGS-04-22	4W-1917-RA1	57150	0.82	0.83	0.01
RCGS-04-20	4W-1917-RA1	57175	0.82	0.82	0.00
RCGS-04-20	4W-1917-RA1	57200	0.82	0.83	0.01
RCGS-04-20	4W-1918-RA1	57225	0.82	0.91	0.09
RCGS-04-20	4W-1918-RA1	57250	0.82	0.82	0.00
RCGS-04-20	4W-1918-RA1	57275	0.82	0.85	0.03
RCGS-04-20	4W-1919-RA1	57300	0.82	0.82	0.00
RCGS-04-18	4W-1919-RA1	57325	0.82	0.81	0.01
RCGS-04-18	4W-1919-RA1	57350	0.82	0.83	0.01
RCGS-04-18	4W-1920-RA1	57375	0.82	0.80	0.02

				average
				difference:	0.02

HOLE ID	CERTIFICATE No.	SAMPLE No.	SWASTIKA LAB. g/tonne Au

RCGS-04-18	4W-1920-RA1	57400	0.84
RCGS-04-28	4W-1862-RA1	57450	0.82
RCGS-04-28	4W-1862-RA1	57475	0.78
RCGS-04-29	4W-2006-RA1	57550	0.70
RCGS-04-29	4W-2007-RA1	57574	0.80	Blk/Std Switched
RCGS-04-29	4W-2007-RA1	57599	0.86	Blk/Std Switched
RCGS-04-29	4W-2007-RA1	57624	0.80	Blk/Std Switched
RCGS-04-30	4W-2008-RA1	57650	0.84
RCGS-04-30	4W-2008-RA1	57675	0.77
RCGS-04-30	4W-2008-RA1	57700	0.88
RCGS-04-30	4W-2009-RA1	57725	0.78
RCGS-04-25	4W-2062-RA1	57750	0.84
		57775	N/A	Std not submited (it was a chip sample)
RCGS-04-31	4W-2062-RA1	57800	0.77
RCGS-04-31	4W-2063-RA1	57825	0.86
RCGS-04-31	4W-2063-RA1	57850	0.82
RCGS-04-34	4W-2063-RA1	57875	0.83
RCGS-04-34	4W-2064-RA1	57900	0.92
RCGS-04-34	4W-2132-RA1	57925	0.82
RCGS-04-34	4W-2132-RA1	57950	0.84
RCGS-04-25B	4W-2132-RA1	57975	0.83

HOLE ID	CERTIFICATE No.	SAMPLE No.	SWASTIKA LAB. g/tonne Au

RCGS-04-25B	4W-2132-RA1	58000	0.85
RCGS-04-25B	4W-2129-RA1	39025	0.78
RCGS-04-32	4W-2129-RA1	39050	0.76
RCGS-04-32	4W-2129-RA1	39075	0.83
RCGS-04-32	4W-2130-RA1	39100	0.78
RCGS-04-32	4W-2128-RA1	39125	0.80
RCGS-04-33	4W-2128-RA1	39150	0.85
RCGS-04-33	4W-2128-RA1	39175	0.84
RCGS-04-33	4W-2131-RA1	39200	0.78
RCGS-04-33	4W-2131-RA1	39225	0.81
RCGS-04-35	4W-2131-RA1	39250	0.80
RCGS-04-35	4W-2142-RA1	39275	0.83
RCGS-04-35	4W-2082-RA1	39300	0.82

TABLE 1C. Swastika Laboratories Ltd gold assay results for gold standard CDN-GS-12

HOLE ID	CERTIFICATE No.	SAMPLE No.	STANDARD	SWASTIKA LAB. g/tonne Au	DIFFERENCE g/tonne Au
			CDN-GS-12
			g/tonne Au
RCGS-04-01	4W-1294-RA1	25075	9.98	10.22	0.24
RCGS-04-02	4W-1306-RA1	25150	9.98	10.13	0.15
RCGS-04-02	4W-1306-RA1	25175	9.98	10.55	0.57
RCGS-04-03	4W-1317-RA1	25250	9.98	10.01	0.03
RCGS-04-03	4W-1317-RA1	25275	9.98	10.01	0.03
RCGS-04-04	4W-1318-RA1	25300	9.98	10.70	0.72
RCGS-04-05	4W-1329-RA1	25425	9.98	10.35	0.37
RCGS-04-05	4W-1329-RA1	25450	9.98	10.42	0.44
RCGS-04-06	4W-1330-RA1	25500	9.98	10.11	0.13
RCGS-04-06	4W-1331-RA1	25550	9.98	10.11	0.13
RCGS-04-07	4W-1331-RA1	25600	9.98	10.22	0.24
RCGS-04-07	4W-1357-RA1	25675	9.98	10.08	0.10
RCGS-04-08	4W-1417-RA1	25750	9.98	10.01	0.03
RCGS-04-08	4W-1417-RA1	25775	9.98	10.29	0.31
RCGS-04-08	4W-1418-RA1	25800	9.98	10.47	0.49
RCGS-04-11	4W-1419-RA1	25900	9.98	10.08	0.10
RCGS-04-09	4W-1358-RA1	25925	9.98	10.01	0.03
RCGS-04-09	4W-1359-RA1	25975	9.98	10.34	0.36
RCGS-04-12	4W-1328-RA1	3925	9.98	10.01	0.03
RCGS-04-12	4W-1328-RA1	3950	9.98	10.15	0.17
RCGS-04-12	4W-1328-RA1	3975	9.98	10.29	0.31
RCGS-04-10	4W-1361-RA1	44050	9.98	10.08	0.10
RCGS-04-10	4W-1362-RA1	44100	9.98	10.11	0.13
RCGS-04-13	4W-1362-RA1	44125	9.98	10.54	0.56
RCGS-04-13	4W-1362-RA1	44150	9.98	10.08	0.10
RCGS-04-13	4W-1363-RA1	44175	9.98	10.15	0.17
RCGS-04-13	4W-1363-RA1	44200	9.98	10.08	0.10
RCGS-04-14	4W-1395-RA1	44250	9.98	10.08	0.10
RCGS-04-15	4W-1478-RA1	44325	9.98	10.15	0.17
RCGS-04-39	4W-1591-RA1	44425	9.98	10.29	0.31
RCGS-04-40	4W-1592-RA1	46025	9.98	10.01	0.03
RCGS-04-40	4W-1610-RA1	46050	9.98	10.63	0.65
RCGS-04-40	4W-1610-RA1	46075	9.98	10.01	0.03
RCGS-04-19	4W-1658-RA1	46175	9.98	10.08	0.10
RCGS-04-19	4W-1658-RA1	46225	9.98	10.15	0.17
RCGS-04-19	4W-1659-RA1	46275	9.98	10.01	0.03
RCGS-04-19	4W-1659-RA1	46300	9.98	10.42	0.44
RCGS-04-41	4W-1660-RA1	46325	9.98	10.08	0.10
RCGS-04-41	4W-1661-RA1	46400	9.98	N/A	N/A
RCGS-04-23	4W-1687-RA1	46425	9.98	10.01	0.03
RCGS-04-23	4W-1687-RA1	46475	9.98	10.15	0.17
RCGS-04-24	4W-1743-RA1	46600	9.98	10.01	0.03
RCGS-04-24	4W-1743-RA1	46625	9.98	10.07	0.09
RCGS-04-24	4W-1744-RA1	46650	9.98	10.15	0.17
RCGS-04-24	4W-1744-RA1	46675	9.98	10.15	0.17
RCGS-04-27	4W-1745-RA1	46750	9.98	10.11	0.13
RCGS-04-27	4W-1746-RA1	46800	9.98	10.15	0.17
RCGS-04-17	4W-1746-RA1	46825	9.98	10.08	0.10
RCGS-04-17	4W-1748-RA1	46925	9.98	10.15	0.17
RCGS-04-21	4W-1748-RA1	46975	9.98	10.15	0.17
RCGS-04-21	4W-1748-RA1	47000	9.98	10.01	0.03
RCGS-04-21	4W-1749-RA1	57025	9.98	10.56	0.58
RCGS-04-28	4W-1862-RA1	57425	9.98	10.25	0.27
RCGS-04-28	4W-2006-RA1	57500	9.98	10.15	0.17
RCGS-04-28	4W-2006-RA1	57524	9.98	10.01	0.03
RCGS-04-35	4W-2082-RA1	39325	9.98	10.32	0.34
RCGS-04-35	4W-2082-RA1	39350	9.98	10.22	0.24
RCGS-04-36	4W-2094-RA1	39375	9.98	10.08	0.10
RCGS-04-36	4W-2094-RA1	39400	9.98	10.01	0.03
RCGS-04-36	4W-2094-RA1	39425	9.98	10.15	0.17
RCGS-04-36	4W-2095-RA1	39450	9.98	10.32	0.34
RCGS-04-37	4W-2095-RA1	39475	9.98	10.29	0.31
RCGS-04-37	4W-2095-RA1	39500	9.98	10.63	0.65
RCGS-04-37	4W-2111-RA1	39525	9.98	10.29	0.31
RCGS-04-37	4W-2111-RA1	39550	9.98	10.08	0.10
RCGS-04-38	4W-2111-RA1	39575	9.98	10.08	0.10
RCGS-04-38	4W-2112-RA1	39600	9.98	10.49	0.51
RCGS-04-38	4W-2112-RA1	39625	9.98	10.32	0.34
RCGS-04-42	4W-2189-RA1	39650	9.98	10.08	0.10
RCGS-04-42	4W-2189-RA1	39675	9.98	10.01	0.03
RCGS-04-42	4W-2189-RA1	39700	9.98	10.08	0.10
RCGS-04-42	4W-2190-RA1	39725	9.98	10.11	0.13
RCGS-04-42	4W-2190-RA1	39750	9.98	10.15	0.17
RCGS-04-44	4W-2213-RA1	39775	9.98	10.08	0.10
RCGS-04-44	4W-2213-RA1	39800	9.98	10.15	0.17
RCGS-04-51	4W-2321-RA1	40825	9.98	10.15	0.17
RCGS-04-51	4W-2321-RA1	40850	9.98	10.29	0.31
RCGS-04-51	4W-2322-RA1	40875	9.98	10.22	0.24
RCGS-04-50	4W-2322-RA1	40900	9.98	10.15	0.17
RCGS-04-50	4W-2322-RA1	40925	9.98	10.18	0.20
RCGS-04-50	4W-2323-RA1	40950	9.98	10.35	0.37
RCGS-04-49	4W-2335-RA1	40975	9.98	10.01	0.03
RCGS-04-49	4W-2335-RA1	41000	9.98	10.35	0.37
RCGS-04-49	4W-2335-RA1	41025	9.98	10.15	0.17
RCGS-04-49	4W-2336-RA1	41050	9.98	10.12	0.14

				average
				difference:	0.21

TABLE 2. Swastika Laboratories Ltd gold assay results for blank sample

HOLE ID	CERTIFICATE No.	SAMPLE No.	SWASTIKA LAB. g/tonne Au	DIFFERENCE g/tonne Au
RCGS-04-01	4W-1261-RA1	25024	0.01	0.01
RCGS-04-01	4W-1294-RA1	25049	Nil	0.00
RCGS-04-01	4W-1294-RA1	25074	Nil	0.00
RCGS-04-02	4W-1294-RA1	25099	Nil	0.00
RCGS-04-02	4W-1295-RA1	25124	Nil	0.00
RCGS-04-02	4W-1306-RA1	25149	Nil	0.00
RCGS-04-02	4W-1306-RA1	25174	Nil	0.00
RCGS-04-02	4W-1307-RA1	25199	Nil	0.00
RCGS-04-03	4W-1317-RA1	25224	Nil	0.00
RCGS-04-03	4W-1317-RA1	25249	Nil	0.00
RCGS-04-03	4W-1317-RA1	25274	Nil	0.00
RCGS-04-04	4W-1318-RA1	25299	Nil	0.00
RCGS-04-04	4W-1318-RA1	25324	Nil	0.00
RCGS-04-04	4W-1327-RA1	25349	Nil	0.00
RCGS-04-04	4W-1327-RA1	25374	Nil	0.00
RCGS-04-04	4W-1327-RA1	25399	Nil	0.00
RCGS-04-05	4W-1329-RA1	25424	Nil	0.00
RCGS-04-05	4W-1329-RA1	25449	Nil	0.00
RCGS-04-06	4W-1330-RA1	25474	Nil	0.00
RCGS-04-06	4W-1330-RA1	25499	Nil	0.00
RCGS-04-06	4W-1330-RA1	25524	Nil	0.00
RCGS-04-06	4W-1331-RA1	25549	Nil	0.00
RCGS-04-06	4W-1331-RA1	25574	Nil	0.00
RCGS-04-07	4W-1331-RA1	25599	Nil	0.00
RCGS-04-07	4W-1357-RA1	25624	Nil	0.00
RCGS-04-07	4W-1357-RA1	25649	Nil	0.00
RCGS-04-07	4W-1357-RA1	25674	Nil	0.00
RCGS-04-08	4W-1358-RA1	25699	Nil	0.00
RCGS-04-08	4W-1417-RA1	25724	Nil	0.00
RCGS-04-08	4W-1417-RA1	25749	Nil	0.00
RCGS-04-08	4W-1417-RA1	25774	Nil	0.00
RCGS-04-08	4W-1418-RA1	25799	Nil	0.00
RCGS-04-11	4W-1418-RA1	25824	Nil	0.00
RCGS-04-11	4W-1418-RA1	25849	Nil	0.00
RCGS-04-11	4W-1419-RA1	25874	Nil	0.00
RCGS-04-11	4W-1419-RA1	25899	Nil	0.00
RCGS-04-09	4W-1358-RA1	25924	Nil	0.00
RCGS-04-09	4W-1358-RA1	25949	Nil	0.00
RCGS-04-09	4W-1359-RA1	25974	Nil	0.00
RCGS-04-09	4W-1359-RA1	25999	Nil	0.00
RCGS-04-12	4W-1328-RA1	3924	Nil	0.00
RCGS-04-12	4W-1328-RA1	3949	Nil	0.00
RCGS-04-12	4W-1328-RA1	3974	Nil	0.00
RCGS-04-10	4W-1361-RA1	44024	Nil	0.00
RCGS-04-10	4W-1361-RA1	44049	Nil	0.00
RCGS-04-10	4W-1361-RA1	44074	Nil	0.00
RCGS-04-10	4W-1362-RA1	44099	Nil	0.00
RCGS-04-13	4W-1362-RA1	44124	Nil	0.00
RCGS-04-13	4W-1362-RA1	44149	Nil	0.00
RCGS-04-13	4W-1363-RA1	44174	Nil	0.00
RCGS-04-13	4W-1363-RA1	44199	Nil	0.00
RCGS-04-14	4W-1395-RA1	44224	Nil	0.00
RCGS-04-14	4W-1395-RA1	44249	Nil	0.00
RCGS-04-14	4W-1403-RA1	44274	Nil	0.00
RCGS-04-14	4W-1403-RA1	44299	Nil	0.00
RCGS-04-15	4W-1478-RA1	44324	Nil	0.00
RCGS-04-15	4W-1478-RA1	44349	Nil	0.00
RCGS-04-39	4W-1536-RA1	44374	Nil	0.00
RCGS-04-39	4W-1536-RA1	44399	Nil	0.00
RCGS-04-39	4W-1591-RA1	44424	Nil	0.00
RCGS-04-39	4W-1591-RA1	44449	Nil	0.00
RCGS-04-39	4W-1591-RA1	44474	Nil	0.00
RCGS-04-40	4W-1592-RA1	44499	Nil	0.00
RCGS-04-40	4W-1592-RA1	46024	0.01	0.01
RCGS-04-40	4W-1610-RA1	46049	Nil	0.00
RCGS-04-40	4W-1610-RA1	46074	Nil	0.00
RCGS-04-40	4W-1610-RA1	46099	Nil	0.00
RCGS-04-16	4W-1630-RA1	46124	Nil	0.00
RCGS-04-16	4W-1630-RA1	46149	0.01	0.01
RCGS-04-16	4W-1658-RA1	46174	Nil	0.00
RCGS-04-19	4W-1658-RA1	46199	Nil	0.00
RCGS-04-19	4W-1658-RA1	46224	0.01	0.01
RCGS-04-19	4W-1659-RA1	46249	Nil	0.00
RCGS-04-19	4W-1659-RA1	46274	Nil	0.00
RCGS-04-19	4W-1659-RA1	46299	Nil	0.00
RCGS-04-41	4W-1660-RA1	46324	Nil	0.00
RCGS-04-41	4W-1660-RA1	46349	Nil	0.00
RCGS-04-41	4W-1660-RA1	46374	Nil	0.00
RCGS-04-41	4W-1661-RA1	46399	0.01	0.01
RCGS-04-23	4W-1687-RA1	46424	Nil	0.00
RCGS-04-23	4W-1687-RA1	46449	0.01	0.01
RCGS-04-23	4W-1687-RA1	46474	Nil	0.00
RCGS-04-23	4W-1722-RA1	46499	Nil	0.00
RCGS-04-26	4W-1722-RA1	46524	0.01	0.01
RCGS-04-26	4W-1722-RA1	46549	0.01	0.01
RCGS-04-26	4W-1743-RA1	46574	0.02	0.02
RCGS-04-24	4W-1743-RA1	46599	0.01	0.01
RCGS-04-24	4W-1743-RA1	46624	0.07	0.07
RCGS-04-24	4W-1744-RA1	46649	Nil	0.00
RCGS-04-24	4W-1744-RA1	46674	Nil	0.00
RCGS-04-27	4W-1744-RA1	46699	Nil	0.00
RCGS-04-27	4W-1745-RA1	46724	Nil	0.00
RCGS-04-27	4W-1745-RA1	46749	Nil	0.00
RCGS-04-27	4W-1746-RA1	46774	Nil	0.00
RCGS-04-27	4W-1746-RA1	46799	Nil	0.00
RCGS-04-17	4W-1746-RA1	46824	Nil	0.00
RCGS-04-17	4W-1747-RA1	46849	0.01	0.01
RCGS-04-17	4W-1747-RA1	46874	Nil	0.00
RCGS-04-17	4W-1747-RA1	46899	0.09	0.09
RCGS-04-17	4W-1748-RA1	46924	Nil	0.00
RCGS-04-17	4W-1748-RA1	46949	Nil	0.00
RCGS-04-21	4W-1748-RA1	46974	Nil	0.00
RCGS-04-21	4W-1748-RA1	46999	Nil	0.00
RCGS-04-21	4W-1749-RA1	57024	Nil	0.00
RCGS-04-22	4W-1876-RA1	57049	Nil	0.00
RCGS-04-22	4W-1876-RA1	57074	Nil	0.00
RCGS-04-22	4W-1876-RA1	57099	Nil	0.00
RCGS-04-22	4W-1876-RA1	57124	Nil	0.00
RCGS-04-22	4W-1917-RA1	57149	Nil	0.00
RCGS-04-20	4W-1917-RA1	57174	Nil	0.00
RCGS-04-20	4W-1917-RA1	57199	Nil	0.00
RCGS-04-20	4W-1918-RA1	57224	Nil	0.00
RCGS-04-20	4W-1918-RA1	57249	Nil	0.00
RCGS-04-20	4W-1918-RA1	57274	0.01	0.01
RCGS-04-20	4W-1919-RA1	57299	Nil	0.00
RCGS-04-18	4W-1919-RA1	57324	0.01	0.01
RCGS-04-18	4W-1919-RA1	57349	Nil	0.00
RCGS-04-18	4W-1920-RA1	57374	Nil	0.00
RCGS-04-18	4W-1920-RA1	57399	0.01	0.01
RCGS-04-28	4W-1862-RA1	57424	0.01	0.01
RCGS-04-28	4W-1862-RA1	57449	Nil	0.00
RCGS-04-28	4W-1862-RA1	57474	Nil	0.00
RCGS-04-28	4W-2006-RA1	57499	Nil	0.00
RCGS-04-28	4W-2006-RA1	57525	Nil	0.00
RCGS-04-29	4W-2006-RA1	57549	Nil	0.00
RCGS-04-29	4W-2007-RA1	57575	Nil	0.00
RCGS-04-29	4W-2007-RA1	57600	Nil	0.00
RCGS-04-29	4W-2007-RA1	57625	Nil	0.00
RCGS-04-30	4W-2008-RA1	57649	Nil	0.00
RCGS-04-30	4W-2008-RA1	57674	Nil	0.00
RCGS-04-30	4W-2008-RA1	57699	0.01	0.01
RCGS-04-30	4W-2009-RA1	57724	Nil	0.00
RCGS-04-25	4W-2062-RA1	57749	Nil	0.00
		57774	N/A	N/A
RCGS-04-31	4W-2062-RA1	57799	Nil	0.00
RCGS-04-31	4W-2063-RA1	57824	Nil	0.00
RCGS-04-31	4W-2063-RA1	57849	Nil	0.00
RCGS-04-34	4W-2063-RA1	57874	Nil	0.00
RCGS-04-34	4W-2064-RA1	57899	Nil	0.00
RCGS-04-34	4W-2132-RA1	57924	Nil	0.00
RCGS-04-34	4W-2132-RA1	57949	Nil	0.00
RCGS-04-25B	4W-2132-RA1	57974	Nil	0.00
RCGS-04-25B	4W-2132-RA1	57999	Nil	0.00
RCGS-04-25B	4W-2129-RA1	39024	Nil	0.00
RCGS-04-32	4W-2129-RA1	39049	Nil	0.00
RCGS-04-32	4W-2129-RA1	39074	0.01	0.01
RCGS-04-32	4W-2130-RA1	39099	Nil	0.00
RCGS-04-32	4W-2128-RA1	39124	Nil	0.00
RCGS-04-33	4W-2128-RA1	39149	Nil	0.00
RCGS-04-33	4W-2128-RA1	39174	Nil	0.00
RCGS-04-33	4W-2131-RA1	39199	Nil	0.00
RCGS-04-33	4W-2131-RA1	39224	Nil	0.00
RCGS-04-35	4W-2131-RA1	39249	Nil	0.00
RCGS-04-35	4W-2142-RA1	39274	Nil	0.00
RCGS-04-35	4W-2082-RA1	39299	Nil	0.00
RCGS-04-35	4W-2082-RA1	39324	Nil	0.00
RCGS-04-35	4W-2082-RA1	39349	Nil	0.00
RCGS-04-36	4W-2094-RA1	39374	Nil	0.00
RCGS-04-36	4W-2094-RA1	39399	Nil	0.00
RCGS-04-36	4W-2094-RA1	39424	Nil	0.00
RCGS-04-36	4W-2095-RA1	39449	Nil	0.00
RCGS-04-37	4W-2095-RA1	39474	Nil	0.00
RCGS-04-37	4W-2095-RA1	39499	Nil	0.00
RCGS-04-37	4W-2111-RA1	39524	Nil	0.00
RCGS-04-37	4W-2111-RA1	39549	Nil	0.00
RCGS-04-38	4W-2111-RA1	39574	Nil	0.00
RCGS-04-38	4W-2112-RA1	39599	Nil	0.00
RCGS-04-38	4W-2112-RA1	39624	Nil	0.00
RCGS-04-42	4W-2189-RA1	39649	0.01	0.01
RCGS-04-42	4W-2189-RA1	39674	0.01	0.01
RCGS-04-42	4W-2189-RA1	39699	Nil	0.00
RCGS-04-42	4W-2190-RA1	39724	Nil	0.00
RCGS-04-42	4W-2190-RA1	39749	Nil	0.00
RCGS-04-44	4W-2213-RA1	39774	Nil	0.00
RCGS-04-44	4W-2213-RA1	39799	Nil	0.00
RCGS-04-43	4W-2213-RA1	39824	Nil	0.00
RCGS-04-43	4W-2214-RA1	39849	Nil	0.00
RCGS-04-43	4W-2214-RA1	39874	Nil	0.00
RCGS-04-43	4W-2214-RA1	39899	Nil	0.00
RCGS-04-45	4W-2248-RA1	39924	Nil	0.00
RCGS-04-45	4W-2248-RA1	39949	Nil	0.00
RCGS-04-45	4W-2249-RA1	39974	0.01	0.01
RCGS-04-46	4W-2249-RA1	39999	Nil	0.00
RCGS-04-46	4W-2250-RA1	40524	Nil	0.00
RCGS-04-46	4W-2250-RA1	40549	Nil	0.00
RCGS-04-46	4W-2250-RA1	40574	Nil	0.00
RCGS-04-47	4W-2251-RA1	40599	Nil	0.00
RCGS-04-47	4W-2251-RA1	40624	Nil	0.00
RCGS-04-47	4W-2251-RA1	40649	0.01	0.01
RCGS-04-47	4W-2283-RA1	40674	Nil	0.00
RCGS-04-47	4W-2283-RA1	40699	Nil	0.00
RCGS-04-48	4W-2283-RA1	40724	Nil	0.00
RCGS-04-48	4W-2284-RA1	40749	Nil	0.00
RCGS-04-48	4W-2284-RA1	40774	Nil	0.00
RCGS-04-48	4W-2321-RA1	40799	Nil	0.00
RCGS-04-51	4W-2321-RA1	40824	Nil	0.00
RCGS-04-51	4W-2321-RA1	40849	0.01	0.01
RCGS-04-51	4W-2322-RA1	40874	Nil	0.00
RCGS-04-50	4W-2322-RA1	40899	Nil	0.00
RCGS-04-50	4W-2322-RA1	40924	0.01	0.01
RCGS-04-50	4W-2323-RA1	40949	0.01	0.01
RCGS-04-49	4W-2335-RA1	40974	Nil	0.00
RCGS-04-49	4W-2335-RA1	40999	Nil	0.00
RCGS-04-49	4W-2335-RA1	41024	Nil	0.00
RCGS-04-49	4W-2336-RA1	41049	Nil	0.00

			average
			difference:	0.00199

TABLE 3. Comparison of metallics with original assays

SAMPLE	WtTotal	Wt+100	+100Au	-100Au	Wt+100Au	Wt-100Au	MetalAu	MetalAu	NetAu	NetAu	Original Assays
No.	(g)	(g)	(g/t)	(g/t)	(mg)	(mg)	(oz/ton)	(g/t)	(oz/ton)	(g/t)	(g/t)
25106	4677.84	22.05	9.71	15.09	0.21	70.26	0.00	0.05	0.44	15.06	14.23
25107	4626.70	15.46	2.59	4.42	0.04	20.38	0.00	0.01	0.13	4.41	3.83
25105	4144.10	16.77	0.60	1.47	0.01	6.07	0.00	0.00	0.04	1.47	1.35
44195	932.28	18.08	2.21	2.67	0.04	2.44	0.00	0.04	0.08	2.66	2.62
44196	2360.67	18.54	3.34	7.78	0.06	18.22	0.00	0.03	0.23	7.75	4.39
44197	1700.12	12.92	1.70	3.33	0.02	5.62	0.00	0.01	0.10	3.32	3.54
44293	1406.48	21.69	0.23	1.50	0.01	2.08	0.00	0.00	0.04	1.48	1.44
44294	2389.65	17.77	1.29	4.49	0.02	10.65	0.00	0.01	0.13	4.47	4.63
44295	1270.97	14.38	0.35	1.17	0.01	1.47	0.00	0.00	0.03	1.16	1.29
46977	2747.75	20.06	5.68	9.53	0.11	26.00	0.00	0.04	0.28	9.50	9.84
46978	2184.05	15.92	6.03	11.59	0.10	25.13	0.00	0.04	0.34	11.55	11.41
46979	1946.78	11.54	17.16	3.09	0.20	5.98	0.00	0.10	0.09	3.17	3.16
57091	706.16	19.02	0.71	1.05	0.01	0.72	0.00	0.02	0.03	1.04	0.97
57092	2910.44	18.79	2.87	6.21	0.05	17.96	0.00	0.02	0.18	6.19	6.59
57093	469.45	17.62	1.36	2.30	0.02	1.04	0.00	0.05	0.07	2.26	2.52
57232	265.59	13.59	0.37	1.82	0.01	0.46	0.00	0.02	0.05	1.75	1.89
57233	3658.02	15.03	1.46	6.86	0.02	24.99	0.00	0.01	0.20	6.84	5.18
57234	3613.37	20.51	0.07	0.08	0.00	0.29	0.00	0.00	0.00	0.08	0.07
46439	2185.31	11.61	0.28	2.50	0.00	5.43	0.00	0.00	0.07	2.49	2.67
46440	4705.68	18.37	4.30	15.67	0.08	73.45	0.00	0.02	0.46	15.63	15.42
46441	4007.81	11.77	0.68	0.80	0.01	3.20	0.00	0.00	0.02	0.80	0.94